

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

04005219

January 12, 2004

Mia Israeli
Assistant General Counsel
Dow Jones & Company, Inc.
200 Liberty Street
New York, NY 10281

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-12-2004

Re: Dow Jones & Company, Inc.
Incoming letter dated December 15, 2003

Dear Ms. Israeli:

This is in response to your letter dated December 15, 2003 concerning the shareholder proposal submitted to Dow Jones by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 13 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

29924



Mia Israeli
Assistant General Counsel

Dow Jones & Company, Inc.
200 Liberty Street
New York, NY 10281
mia.israeli@dowjones.com

December 15, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of John J. Crapo*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Dow Jones & Company, Inc. ("Dow Jones") intends to omit from its proxy statement and form of proxy for our 2004 Annual Meeting of Stockholders (collectively, the "2004 Proxy Materials") a shareholder proposal and supporting statement (collectively, the "Proposal") received from John J. Crapo (the "Proponent"). The Proposal relates to having Dow Jones publish in its proxy statement information relating to its "charitable donations program." The Proposal was delivered to Dow Jones in handwritten form, along with over 150 pages of basically incoherent and irrelevant "exhibits." We have prepared a transcript of the Proposal (to aid in legibility and interpretation), and in that regard the transcript provides some punctuation and changes the cases of some letters. Copies of our transcript of the Proposal, and the Proposal in its original form, along with the many pages of exhibits included therewith (including a copy of 147 pages of Proponent's personal diary), are attached hereto as Attachments 1 and 2.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being simultaneously mailed to the Proponent, informing him of Dow Jones's intention to omit the Proposal from the 2004 Proxy Materials. Dow Jones intends to mail its definitive 2004 Proxy Materials on or about March 19, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Dow Jones files its definitive materials and form of proxy with the Securities and Exchange Commission.

Dow Jones hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal may be excluded from Dow

Jones' 2004 Proxy Materials on the basis set forth below. Dow Jones believes that the Proposal may properly be excluded from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(12) relating to resubmissions.

A shareholder's proposal may be excluded under Rule 14a-8(i)(12) if it "deals with substantially the same subject matter as another proposal . . . that has . . . been previously included in the company's proxy materials within the preceding 5 calendar years" and it received "less than 3% of the vote if proposed once within the preceding 5 calendar years." The Proposal is identical to the proposal submitted by the Proponent last year and included in the Dow Jones 2003 proxy statement. At the 2003 annual meeting of stockholders, according to the calculations of the judges of election, the Proponent's proposal received 2.58% of the vote. The Proposal can be excluded from the 2004 Proxy Materials since it failed to meet the 3% threshold in last year's vote.

I would also note for the information of the Staff that annual information about the Company's charitable contributions program is available to Dow Jones stockholders and the public on the Company's corporate Web site at www.dowjones.com.

I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 416-3317, if I can be of any further assistance in this matter.

Sincerely,

Attachments

ATTACHMENT 1

MY SHAREHOLDER PROPOSAL

Stockholders recommend that the Hon. Board of Directors ("Board") of the Dow Jones and Company, Inc. (the "Registrant") publish in the Proxy Statement of each shareholder annual meeting a report containing an item concerning the charitable donations program of the Registrant's immediate past calendar year with the following information:

(i) An explanation of at least five hundred words explaining the standards of the Board and procedures of Registrant's donations to United States of America Internal Revenue Service ("Service") approved private foundations to include standards for denial of such help.

(ii) An enumeration of such said qualifying charities and approved foundations which our Board plans to help in the ensuing calendar year included with each charity and foundation an elucidation of at least twenty-five words how it complied with the standards and procedures enumerated in i.

Supporting Statement

In addition to the figures on the balloting in April sixteenth (16th) 2003 concerning the first balloting on my shareholder proposal on charities at the registrant, include as supporting statement the contents of all my exhibits for the resubmission of it, re-introduction of it, and representation of it.

End of Supporting Statement

ATTACHMENT 2

JOHN JENNINGS CRAPO. PRO SE
DJ Shareholder Proponent
PO Box 400151
Cambridge MA 02140-0002
pages(a) of three (03) pp printed on [illegible] sides blank

RECEIVED
SEP 29 2003
PETER G. SKINNER

Via Certified mail
Mail Piece #
7003 1010 0004
8605 0711
Return Receipt
Requested

September ~~Twentieth~~ Twenty-first
21st ~~(20th)~~ Calendar
Year 2003

Re: My Shareholder proposal for 2004 annual Meeting of shareholders and proxies of Dow Jones & Co. INC meeting as an assembled meeting of shareholders

Dow Jones & Company
INC atten please
Corporation Secretary
Mr Peter Graem Skinner, Esq
or IN his failure to report to his job
to the Corporation Secretary Pro temp
200 Liberty Street
New York City NY 10281-1099

Dear Mr Skinner

My ownership of the Corporation common stock 135.8654 shares

I plan to present my shareholder proposal at the 2004 th annual Meeting of Dow Jones & Co. INC stockers, and I do not plan to sell any of my holding IN Dow Jones and Company, INC until the adjournment of that stockholder meeting

Please include IN my supporting statement the vote for my shareholder proposal - totals in favor, total IN opposition and total number of those who could've voted - and the percents of those who did - who failed to vote, and those who abstained. more

J. J. Crapo pro se to Dow Jones & Co
p. two (02) of three (03) pp
to Dow Jones & Co INC Sept 21st 2003
c/o Mr Skinner Executive Vice President
If you have questions or comments please convey them to me by letter c/o my PO Box and I'll give you a timely reply

My shareholder proposal

Stockholders recommend that the Hon. Board of Directors ("Board") of Dow Jones & Co., INC (the "Registrant") publish in the proxy statement of each shareholder annual Meeting a report containing an item concerning the charitable donations program of the Registrant's immediate past calendar year with the following INFORMATION:

i an explanation of at least five hundred words explaining the standards of the Board and procedures of Registrant it's donations to United States of America Internal Revenue Service ~~approved~~ ("Service") approved Private Foundations to include standards for denial of such help

ii an enumeration of such said qualifying charities and approved foundations which our Board plans plans to help in the ensuing calendar year. included with each charity an elucidation of at least twenty-five words how it complied with the standards and procedures enumerated in i "

more

Supporting statement

in addition to the figures on the ballotting in april sixteenth (16th) 2003 concerning the first ballotting of my Shareholder proposal on charities at the registrant, I include as supporting statement the contents of all my exhibits for the resubmission of it, re-introduction of it, and representation of it

end of supporting statement

CC with exhibits I send via certified mail mail receipt # 7003 1010 0004 8605 1411 to the U.S. Securities and Exchange Commission office of Division of Corporation Finance Division Deputy Director or in his absence or failure to report to work, the Dpty Dir Pro Temp said Division a copy my letter of transmittal to Mr Martin P. Dunn, Div Dpty Director I enclose here-in calling it to your attention

Sincerely, in the midst of exceedingly inconvenient, troubling and intimidating circumstances

John Jennings Crapo
Pro Se

Enclosures Onehundred-sixty-two (162)

JJC/jjc

cc with encl to Mr Martin P. DUNN
United States Securities & Exchange Commission

JOHN JENNINGS CRAPO, PRO SE
DOW JONES AND CO., INC Homeless
StockHOLDER, et cetera
PO Box 400151 CAMBRIDGE MA
02140-0002
page one (01) of two (02) pages printed one (01) side reverse sides — Blank

September 21st calendar year Two thousand-three ("2003")

Via Certified mail
mail piece #
7003 1010 0004
8605 1411
Return Receipt
REQUESTED

Re: My shareholder proposal AND accompanying supporting statement and exhibits to Dow Jones and Company INC - one hundred and sixty five (165) in all for the DJ+Co annual meeting of Share-holders in year two thousand FOUR

U.S. SECURITIES AND
EXCHANGE Commission
Division of Corporation
FINANCE Attn Please
Division Deputy Director
Mr Martin P. DUNN or in
his absence the Division Deputy Director
PRO TEM
450 5TH STRt NW
District of Columbia
20549-0213

Dear Gentlemen and/or Ladies

Enclosed I call to your attention my submission, letter, exhibits - one hundred sixty-five (165) pages in all to Dow Jones & Company, INC Corporation Secretary Mr Peter G. SKINNER, ESQ of Sept 21st 2003 of my shareholder proposal

Please put all this on file to review I presented the

more

JJ Crapo, pro Se
OJ+Co INC
Stockholder

to Div. of Corp Finance
Hon USS Securities
and Exchange Commission
(SEC)

Sept 21st 2003

Page two(02) of two(02) pp printed on side reverse Blank
Proposal last April 2003 at the Dow Jones & Company, INC Shareholder Meeting

a copy this letter of transmittal, I send via Certified mail # 7003 1010 0004 8605 0711 Return Receipt Requested this date to Dow Jones & Company INC, attn Mr Peter G. Skinner, ESQUIRE Corporate Secretary, 200 LIBERTY Strt New York City NY 10281-1099

IF there are any questions or other comments, please communicate them to me via letter to me at my post office Box address

I write in midst of serious difficulties, threatening, inconvenienced and intimidating ~~trou~~ troubles.

Sincerely and hastily

John Jennings Crapo
Pro Se

C.C. with encl
Via Certified Mail Return Receipt Requested to Mr Peter G. SKINNER, ESQ
Dow Jones & Company, INC

Enclosures: one hundred-sixty-five (165) pages

JJC/jjc

John Jennings Crapo, Pro Se
to
Dow Jones & Company, INC

Exhibits
Section one(01)

Four(04) pages
printed one(01) side
reverse side Blanck

#one(01) of four(04) exhibits



KIRSTEIN BUSINESS BRANCH
OF THE BOSTON PUBLIC LIBRARY

20 CITY HALL AVENUE • BOSTON, MASSACHUSETTS 02108 • (617) 523-0860

Where to Find Grants and Foundation Information

This guide includes a list of grant and foundation resources intended for nonprofit organizations or individuals seeking funding for education or research. The sources included do not provide grant funding for small businesses. In addition, Social Sciences Reference at the Boston Public Library has a Foundation Reference Center that includes other resources not available at Kirstein.

The Foundation Directory. New York: Foundation Center, 2002. (1st Floor VF Desk D)
This annual directory published by the Foundation Center provides extensive information on the finances and giving interests of over 10,000 U.S. foundations. For easier use, this directory has a variety of indexes such as geographic, subject, and type of support. Their website **(http://www.fdncenter.org)** has a searchable database of nonprofit literature, links to extensive statistical information on nonprofits and a free online Foundation Finder of 65,000 private and community foundations that is searchable by name, city or state. You may also search for and view a foundation's IRS 990-PFs (annual report that details revenues, expenses, and executive salaries.)

Catalog of Federal Domestic Assistance. Washington, D.C.: The Office of Management and Budget, 2002. (1st Floor {462bf})
This annual catalog contains descriptions of over 1400 assistance programs, both financial and otherwise, run by 63 Federal agencies. Although some aid to individuals is available, most of the assistance listed is for organizations and more funding is available for continuing projects rather than start-ups. Their website **(http://www.cfda.gov)** provides access to a searchable online database of the assistance programs listed in the catalog. It is also updated more frequently.

Directory of Corporate Giving. Rockville: Taft Group, 2002. (1st Floor VF Desk D)
This annual directory includes detailed profiles of over 1,000 corporate charitable giving programs in the United States. Each profile includes the corporate foundations' giving philosophy and a list of recent grants to help the user determine if a corporate foundation is likely to fund a given type of project.

Corporate 500: The Directory of Corporate Philanthropy. San Francisco: Public Management Institute, 1995. (1st Floor VF Desk D)
This directory provides a detailed profile of major corporate giving programs. It provides information on eligibility, an analysis of their grant contributions and a list of their officers and sample grants.

Massachusetts Grantmakers Directory. Boston: Associated Grantmakers of Massachusetts, 1997-8. (1st Floor)
Although a bit dated, this directory from the Associated Grantmakers of Massachusetts includes extensive information on various grantmakers within Massachusetts from independent foundations to corporate giving programs. An appendix is also included that covers fund-raising techniques and other useful information. Their website **(http://www.agmconnect.org)** offers a variety of services such as tip sheets on how to form a nonprofit organization, how to apply for grants, and writing sample inquiry letters. It also includes links to websites of nonprofit organizations and foundations in Massachusetts.

Grants Register. Chicago: St. James Press, 2001. (1st Floor {11})
This book provides an overview of awards intended for students at or above the postgraduate level, or those who need funds for further professional training. The *Grants Register* lists organizations alphabetically and for each organization a list of available awards is given.

#TWO(02) OF FOUR(04) exhibits

Operating Grants for Nonprofit Organizations. Phoenix, Ariz.: Oryx Press, 2001. (1st Floor {18})

This book focuses on operating grants for nonprofits, or grants that "fund the day to day expenses of running a nonprofit organization." This book lists more than a 1,000 funding programs from both the private and public sector as well as federal or state organizations.

Directory of Research Grants. Phoenix, Ariz.: Oryx Press, 2002. (1st Floor {17})

This directory includes concise descriptions of over 5200 research funding programs. The program listings are for "nonrepayable research funding" for projects in a variety of areas and include both financial and contact information.

Brown, Larissa Golden and Martin John Brown. Demystifying Grant Seeking: What You Really Need to Get Grants. San Francisco : Jossey-Bass, c2001 (2nd Floor HG177.B767 2001)

This book focuses on the principles of grantseeking including research, establishing relationships with funders, and evaluating your results. The authors provide a detailed step by step process to grantseeking as well as a complete sample grant proposal.

Quick, James Aaron and Cheryl Carter New. Grant Seeker's Budget Toolkit. New York : John Wiley, 2001. (2nd Floor HG177 .Q53 2001)

This resource provides detailed guidance about the budgeting and financial planning steps necessary for succesful grant seeking. It includes a step by step budgeting system with examples and sample budget planning forms.

Periodicals

Chronicle of Philanthropy. Monthly. (3rd Floor)
http://www.philanthropy.com
Fund Raising Management. Monthly. (3rd Floor)

Other Websites

Catalogue for Philanthropy--http://www.catalogueforphilanthropy.org

This website provides a searchable online directory of charitable foundations in Massachusetts. The database includes all entries printed in the catalogue from 1997 to 2000. For each charity, the user will find a brief history as well as major programs and funding interests.

Guidestar--http://www.guidestar.org

At this website, you can search for charities and nonprofits throughout the U.S. Guidestar provides brief descriptions and basic financial information for over 850,000 organizations plus electronic access to IRS Form 990 (annual report) for many organizations.

National Center for Charitable Statistics--http://nccs.urban.org

This organization offers statistical information on the nonprofit sector on the both the state and national level. The latest data available is from 1999, but can still be useful. This website also offers access to IRS Form 990 (annual reports) and sometimes offers more up to date forms than Guidestar.

Other Libraries

Associated Grantmakers of Massachusetts Library
55 Court Street
Boston, MA (617) 426-2606

The AGM library, which is open to the public, is located one block from the Kirstein Business Branch. This library maintains more extensive resources on grantwriting, fundraising, & nonprofit management. The AGM also maintains a collection of IRS 990-PF forms for Massachusetts foundations.

Boston Public Library

A. Jones 11/02

#three(03)OF four(04)exhibits



Boston Sunday
Herald
APRIL 20, 2003 • $1.75



Prince Valiant
Our Story
THE PALACE OF LIGHT IS NEARLY DESERTED, AND KING ARTHUR HIMSELF HAS DEPARTED FROM CAMELOT. THE PHYSICIAN HILDEGARDE EXPLAINS THE CALAMITY THAT HAS BEFALLEN THE KINGDOM -- AN EPIDEMIC OF PLAGUE.
"LOOKING BACK, I SEE NOW THAT IT WAS A SHIP FROM CONSTANTINOPLE.
"THE CREW WAS ALREADY DESPERATELY ILL, AND WE KEPT THEM APART. BUT NONE WOULD LISTEN TO MY WARNING ABOUT THE RATS!"
"BEFORE THE CREW SUCCUMBED, WE LEARNED THAT JUSTINIAN HAD PULLED HIS FLEET FROM THE PORTS OF THE INLAND SEA, ALLOWING PLAGUE TO SPREAD UNCHECKED ON MERCHANT SHIPS FROM EGYPT. BY NOW IT HAS BEEN REPORTED EVERYWHERE -- ATHENS, ROME, EVEN AMONG THE RUS.
LONDINIUM
PARIS
RUS
ROME
ATHENS
CONSTANTINOPLE
AFRICA
EGYPT
"WHAT COULD HAVE PROMPTED JUSTINIAN TO STRIP HIS EMPIRE OF ITS DEFENSES?" HILDEGARDE SHUDDERS AT THE THOUGHT OF THE HUMAN TOLL.
"AFTER THE DISEASE STRUCK CAMELOT, I TOLD THE KING TO SEND THE PEOPLE AWAY FROM THE CITY -- TO DISPERSE THEM INTO THE COUNTRYSIDE.
"AND WE ASKED THE PEOPLE OF THE COUNTRYSIDE TO BRING THEIR CATS TO CAMELOT TO FIGHT THE RATS. THE KING
"BUT HE KNOWS I HAVE BEEN RIGHT BEFORE. WITHIN A FEW MONTHS THE DISEASE WILL BE GONE FROM THE KINGDOM. MEANWHILE, THE KING HAS TAKEN HIMSELF AND HIS COURT TO THE EDGE OF THE DRUID LANDS. IT IS A DAMP AND WINDY PLACE, AND THEY PASS THE TIME TELLING STORIES. GET YOURSELF THERE, BECAUSE THE STOCK OF TALES IS RUNNING LOW.
NEXT WEEK: The First Story

#four(04) of four(04) exhibits



Boston Sunday
Herald

APRIL 20, 2003 ■ $1.75

EASTER'S GIFT

Faithful flock to joy of spiritual rebirth

By ERIC CONVEY

Bishops in flowing vestments and children hunting colored eggs dominate Easter images in largely Catholic Boston, but a lot more happens here on Christianity's holiest day.

The story of Jesus' resurrection will resonate from bustling Protestant congregations on the North Shore to a diverse Eastern group in the Back Bay — as well as at parishes serving the region's 2.1 million Roman Catholics.

One of those observances will be at this morning's satsang — a regular gathering whose name means "in the company of holy people" — at the Ramakrishna Vedanta Society on Boston's Deerfield Street, said Swami Tyagananda.

Vedanta adherents embrace tenets of all major religions, including Christianity. Today's satsang will offer a message about Easter and musical selections that include a song that deals with the Beatitudes, considered by many Christians to be Jesus' most important set of teachings, and the classic "Ave

Turn to Page 11



NOT KNOWETH
GOD IS LOVE
EK YE FIRST
DOM OF
SNESS

HERALD PHOTO BY JESSICA RINALDI

GETTING READY: The Rev. Pamela Foster accepts a Bible from assistant Gary Sanderson during a run-through of Easter services at Trinity Church in Boston.

JOHN JENNINGS CRAPO, PRO SE
TO
DOW JONES & Company, INC

Exhibits
Section TWO(02)

Eight pages

Numbered
Five to Twelve(12)
OF EIGHT(08) pages


METROCARD
$.99

Exhibits Section Two(02)
~~TW~~
~~One(01) OF~~
Five(05) OF Eight(08) page

six(06) OF Eight(08) pages

I'm the only one(01) IN this
NATION That cares
about this

seven(07) of Eight(08) pages


mead
EXPANDABLES
Sobre Pequeño

Eight (8) (08) of Eight pages


Nine(09) OF Eight(08) pages



Page: 1
Amount
0.90
0.90
0.04
0.95
Ten(10) of Eight(08) pages

John J. CRAPO, Pro Se
More for OJ + Co Inc
Can't Find
Transparent Envelope for these

Eleven (11) OF Eight (08) pages

kinko's®

April 29, 2003 15:47 Page 1
Receipt # 025653
Stored Value Card # 2720027
2003/04/29 15:38

John J. CRAPO
Pro Se

Qty	Description	Amount
10	ES B&W S/S White 8.5 x 11	0.90
	SubTotal:	0.90
	Taxes:	0.04
	Total:	0.95

Balance remaining on card: $1.48

2 Center Plaza 617-973-9000
Boston, MA 02108
www.kinkos.com

Finagle A Bagel
1 Center Plaza
Boston, MA 02108
Phone 617-523-6500
Order #: 51

409 EMMA John J. CRAPO

Chk 51 Apr30'03 09:47AM Gst 1

TO GO Pro Se

1 SM FINAGLE RST	1.00
CASH	1.00
CASH	1.00
SUBTOTAL	1.00
Tax	0.05
PAYMENT	1.05
Change Due	0.95

GOT AN EXTRA MINUTE FOR LUNCH??
TRY A NEW FINAGLE MELT!
TASTY, HOT AND FRESH IN
JUST MINUTES!!
MADE TO ORDER! TRY ONE TODAY!

Twelve (12) of Eight (08) pages

JOHN JENNINGS CRAPO, PRO SE
to
DOW JONES & Company, INC

Exhibits
Section THREE(03)

fifty (50) pages
one (01) to Eighty-Seven (87)
pp 38-39 (two copies)
one hundred - fifty three (153) to
not # 154
not # 156
not # 158
one hundred fifty - nine (159)

John J. CRAPO. Pro Se. AA ABE
APRIL TWenty-Second (22ND) Year 2003
4:30PM Cattle Walk IN rain) I'm at
Pine Street INN Homeless men's shelter
employee at door saw inside +
outside my new Elder File Box I showed
him MY New archives book and padlock
I use men's room I Washed up my hands
afterwards
Addendum with my desert popcorn
with candy coating I had IBUPROFEN
5:03 P.M. I sit in Boo-Room
DR. Art Eileen REILLY, MD - Brought
here unexpectedly to me by Mr Dan Clagle
to 5:39 PM Talk talk talk
Meal ticket #B93
5:45PM my Matress here via a
circuitous route
I rearrange things my poncho is wet
So I use my small poncho to put down on Mat
all very cluttered here Rubbish on
floor next to where I plan to sleep 6 PM.
Mental Health Medicine 100 mgM
6:03 PM. Lotion on my hands.
6:10 P.M. I try to sleep to 9:15 PM
I slept some I use Jolly? I urinated
some But not very well 9:23 PM
I try [illegible] awake it's noisy
the URINATION IS UNpleasant 9:40PM I
try to sleep to 10:50 P.M. I slept some
I Need a URINAL (URINAL IN Bed)
I'm embarrassed 10:55 PM I try to
sleep to 2:05 Am April 23d Year 2003

John J. CRAPO Pro se AA ABE
April twenty second (22d) Year 2003
Tuesday 2 URINATION / [illegible]
so much [illegible] on an 10 am I
have clean underwear to put on ; urine
[illegible] second of two [illegible] bottles
I'VE NO clean underwear to put
on
2:16 AM April 23d Year 2003 [illegible]
I try to sleep I [illegible]
windows were open it was cold in
here others have blankets but I don't
wasn't issued one) I'm [illegible]
by the trouble URINE is all over
me. Addendum April 22d 2003
The Dr Dr Riley was here and
I explained to her her [illegible] was
unexpected by me She talked about
my having a locker I explained I
[illegible] a padlock today - in anticipation
of my being issued a locker here -
Dr Riley came at supper time - I
told her I've had lots + lots of trouble
with [illegible] diarrhea - at breakfast
I refused a tray because the plate on
which oatmeal was on was cracked
I told her I'm sixty-five (65) years
old AND place has received from
me a copy of my birth certificate.
2:35 AM I try to sleep to 4:11
AM I slept some
[illegible] many troubles
this terrible predicament I'm in

John J. CRAPO, pro se, AA ABE April
twenty third (23d) calendar Year 2003
two thousand three
I thinking having to go all day wearing
close smelly with URINE, and the embarrass-
ment I have now + which will have
have all day
4:15 AM I try to sleep. I can hold the
urine I DO NOT want to walk before
4:18 AM 4:30 AM I DO NOT wish to dis-
turb others who may want to sleep
IT WAS DR REILLY 4:26
4:20 AM person who was near
me in this [illegible] location has departed
towards cafeteria
I'M going to men's room [illegible]
men's room I voided then washed
and dried myself then to small men's
room I shaved + 4:43 AM I sat in [illegible] inner
entry area (area between front desk and
wall is off limits) and I found my tooth
brush and tooth paste 4:44 AM to men's
room for my oral care MY underclothes
clothes and my trousers are wet
5:20 AM I'M IN Back room adjac-
ent to back yard
I Had my oral hygiene IN the
small Men's room
I Had my Bowel movement. I Had
to wait some - I wash and dry afterwards
IN this area + [illegible] STR
INN many on floor others sit upright
with their upper anatomies [illegible] on

John J. CRAPO. Pro Se
April twenty-third (23rd) 2003
table as they sleep
today is Administrative Professionals
DAY Room #148 someone sits in office
using a computer / ?? Word Processor
"Dear employee
I don't know your name in
Rm #148 However I wish you a
Happy Administrative Pro-
fessionals Day
Sincerely
John J. CRAPO. Pro Se

5:33 AM
Attention
Guests!!!
on May 6 2003
ALL
Locker are to Be Empty For
Extermination by 8:30 AM
all Guest will Be
Responsible responsible for
Storing their own Belongings
If your locker is not empty
The lock will Be cut! AND
every thing will Be Disposed of
We will not Hold or Store
any Belongings. It will Be yours
Responsibility to Find storage
[illegible] things until 4:00 PM

John J. CRAPO. Pro Se. A.A. ABE
April twenty-third (23rd) 2003
all in capitals - Bold print notice
next to where I sleep slept last
night new it 5:45 AM
6:03 AM Hash, scrambled, Plain Do-
nut I sat table with someone (or) in
Wheel chair + divers others. Woman
employee who was in Rm #148 was
down in cafeteria - helpful I use men's
room lavatory (or) 6:16 AM IBUPROFEN
at front entrance I wished employee
At it "Happy Administrative Profess-
ional Day. Simply
Dear JFT Mobil The cup.
this admin professionals day I've taken
I notice something disgusting Finger
on your walk - near the phones - nails
My best wishes for
Sincerely any
desert
John J. CRAPO. Pro Se
Akwardly I write
JJC jjc
6:35 AM + I bought two (02) 16 oz? one med
Black coffee and Boston Herald & BLOB?
on floor JFT Ticket A48
Boston Herald - McHale [illegible] CARR - woman
employee mistreated - in wheel chair
Ms MAEVE HICKOK - a suspect because my
Gara CARR received copies of UN of MA
payrolls. Mr Bulger has failed to
give B. Herald copy of his employment

John J. CRAPO, pro se AA ABE
April 23rd 2003 Tues
record to [illegible] Millions & billions
of US Money found at IRAQ investigat
ors undertaking to find source of money
$600 million - elsewhere in that country
$656 million more
Weather 53°/40° Mostly cloudy breezy
Thurs 52°/38° Breezy with showers
Fri 59°/43° Sunnshine & milder
7AM I ~~depart~~ depart along way on sidew-
alk a woman said she Noticed my writings
7:25AM AT TAI TUNG Village Laundromat
on Mr Eldon [illegible] Boxes
$ one(01) for tide & clorox
7:38AM I searched for Quarters
I use $ one(01) 4th GE Commercial Washe
a lot
It appears three(03) commercial GE Washers
are out of service NOW IN Service (2d + 5th) on left
side of laundromat easterly (?)
Boston Herald Battle between Ms Stafford
STARR AND one(01) of subjects of her investi-
gative news column continues
Shiites Moslems Members of Islam
who consider the IMAN ALI rightful heir
of the Prophet Mohammed Said IMAN WAS
reportedly murdered at KARBALA, IRAQ
Many of IRAQ's approximately fifty
teen(15) million Shiites about sixty
percent of the population of IRAQ look
to the HAWZA IN NAJAF [illegible]
[illegible]

JOHN J. CRAPO, pro se AA ABE
April twenty third (23d) 2003 Wednesday
vies with others as (?) [illegible] IRAN AND
IN London - as the only legitimate source
of authority
$1.25 (forty minutes) Commercial laundro-
mat Eldon (8:20 AM)
Bacterial meningitis case found in Cambr
idge Public Schools - Known transmission close
contact of attached person with others including
eating together
8:42Am someone went by greeted me - AND
Was thumbs up
USA Fed Reserve System President / chair (?)
USA President considers - may stay on one(01) more
term
I can't find a glove
other things I wanted to wash I couldn't
find at wash time NOW I found them
9:09AM I'm discouraged
9:25Am I found the glove
10:18 AM at FT PT POST OFFICE (address envelope to SEC Express mail and
return receipt - ~~No to Fm WSH~~ ~~[illegible]~~ I address write [illegible]
Men's Room)
~~Radio St~~ RADIOSHACK 01-1172
Summer St
95 Summer St
Bost MA 02110-1204
Clip on Flash lite also #AAA-batteries
$11.95 Seven Eleven $1.[illegible] Mt Summer
50 SUMMER [illegible] 02110

John J. CRAPO Pro [illegible]
April 23d Year 2003 Wednesday
11:10 AM at Wendy's Rest [illegible]
Summer Street New York [illegible] Sun
day. Party followers of [illegible]
President Juan L Isobel, and [illegible]
Ms Eva [illegible]
will make it to [illegible]
I had chicken club [illegible]
certain countries pledge [illegible]
in relief. The Hashemite Kingdom of Jordan
a hospital help from other
12:13 PM [illegible] cook 84 [illegible]
Crewe - I withdrew $ [illegible]
$20 BL 21236263 A L12
$20 BF 87209554 YE F6
$20 BF 35763630 B [illegible]
10 BA 39494913 A A1
10 BB 00522508 C B2
10 BA 31339450 A A18
CH 22601859 A H8 [illegible]
five (05) singles
12:20 PM to USPO JFK Sta
12:32 PM at JFK Station
Dear Postoffice
Please one (01) $ [illegible] Money order
my Name
[illegible]
90¢ 12:43 PM
[illegible] relays 1:18 PM
(Need urinate [illegible]
nearly twelve (12) [illegible]
[illegible]

John J. CRAPO: Pro Se, A.A. ABE
April 23 (Wed 5-3d) Year - 2003 [illegible]
[illegible] US SEC
CVS for paper towels, see through [illegible]
[illegible] two ice creams [illegible]
[illegible] 1090 calories [illegible]
2:51 PM
[illegible] or Post [illegible] 2:47 PM
2:54 PM + 5.40 $15.40
3:43 PM Mr Mike Robbins Talks to person
through bars of the backyard (adjacent to Harrison [illegible])
I wait for 4 PM
New York Times: story of Dead Sea Scrolls at
public museum, Grand Rapids, Michigan - exhibits
3:56 P.M. 4:03 PM IN to Pine St 1 NW 1
showed person at door my [illegible] towels -
that I do not have - have bath towel to dry my -
self after showers I have cup of water to
drink I prepare soapy water - So to wash
myself after toilettes then drying - then to
[illegible] 4:13 PM about 4:10 PM I Noticed
Ms [illegible] JUAN J
4:35 PM I urinated in closet toilet
and I washed [illegible] my posterior region
with soap and water then I dried area
I applied lotion [illegible]
Natl Museum of AFGANISTAN - recon-
struction, repair of valuables of historical/
Financial value
remains of [illegible] King Kanishka
2d century [illegible] whose palace was 4 5 miles N
of Kabul
Two (02) decades of Warfare have left
[illegible]

John J. CRAPO, MD [illegible] AAABE
April twenty-third (23rd) Year 2003
AND it's bldg in pottery [illegible] delivered
Final blow, Smashing hundreds of [illegible]
slowly the reconstruction is under
Way slowly in 1993 it was [illegible] Sub-
ject of rocket attack in 1995-1996 Much
of what remained was removed for
safekeeping to the ministry of information
and culture, the Taliban found that
and destroyed many of them. Much
Was been sent back to the museum
Italy is plundered annually the equival-
ent of a museum
My Mike Robbins walked by - doing
small offices - greeted me. 5:33 PM to
large men's room my
I spent some time Filing Commonwealth
[illegible] Bank things records
#A62 (My meal ticket) 5:43 PM
my Mat over to enclosed area of Bad
pottery window
Mr Ivan T [illegible]
Went By 5:46 PM
My [illegible] HLTH Medicine 5:50 PM
6 PM I wash my hands
7:20 PM Blanket [illegible]
7:24 PM I [illegible] Blanket [illegible]
Sleep to 1:40 AM [illegible]
twenty-fourth 2003 [illegible]
now [illegible] room [illegible]
one to shower
[illegible]

John J. CRAPO, MD [illegible] AAABE
April twenty-fourth (24th) 2003
-er. I wished it were also a bath. I used
my paper towels (of Procter and Gamble)
While I showered I noticed someone
go rattling by - on a wheel chair etc
I shampooed. I put lotion on my
private areas - cumbersome dressing
I searched for my under clothes
clothes - Back here it was noisy - Some-
one wanted help of staff to get to
toilet and employee failed to help etc
2:48 AM I try to sleep to 4:33
AM I DIDN'T sleep much it was cold
it's noisy. Someone wheeled his wheel
chair up ramp fast as he shouted. Someone
with a cane rushed same direction upstairs
swinging banging his cane
I've put in my book
I'll put my Blanket I used in cart
TRUCK
I used large men's Room I URINATED I
wash and dry afterwards
Swearing words used. I sit on bench
complaints of pain by someone who want-
ed to go out-side for a fucken smoke"
4:55 Am I search for my my tooth brush
and my toothpaste. I'm very drowsy my
Fatigue is great
5:10 Am someone asked me about
my books I told him they're my record
Book

JOHN J. CRAPO.PRO SE. AA.ABE
April Twenty-Fourth (24th) Year
Two-Thousand Three (2003) Thursday.
$ 2.04 J+J Mobil ~~5:30AM~~ 5:30AM
B Glob & B Herald
Misty rain outside
When I went out I explained to woman employee at door I'd received pants speaker for a very long time 5:35AM
5:43AM I'm Back I sit in Back Room next to Back Yard - towards Harrison Ave
Some rain lottery Bed lottery Room Crowded very long Breakfast line - I waited sealed on Bench - right to my rear tables / must keep my Belongings in Front of me
Boston Herald
today cloudy, breezy, chance of showers
tomorrow 62°/41° Partly cloudy milder
Sat. 52°/43° Mostly cloudy cooler
When I re-entered Pine St INN I Noticed same person who was at front door when I went out was writing on little cards
Boston Herald - ominous reports curtailment of State Services - employees may be discharged. Complaints at a Cape Cod Hospital - that employees may not wear campaign ribbons of support for our overseas military argument of hosp admin those signs of support are not therapeutically helpful to patients
Now I finish my coffee & proceed to breakfast line 6:11AM
6:40AM my Breakfast done it I ate from new plate - with no cracks

John J. CRAPO, Pro Se, AA.ABE
April 24th 2003 - Thursday. on them
had French toast syrup pastry shaped like small pie. four (04) black coffee. there was no juice. Table was crowded but one (01) person gave me space. 6:43 AM Back to my Boston Herald photo caption of PLC OFCR with large dog - which died in auto accident Som IBURROFON
Someone asked me to watch his things when he went to yard; I said I do not take responsibility for his things so man took them with him
Boston Herald news of seizures of war souvenirs by returning persons from war - seizures by US Customs - some articles are of great financial value others of profound sentimental value to IRAQ; owners of things
Boston Globe. wife of French President states charge she took a rug from a Jewish Family is a mix-up the rug "the association of Jews" charges was at Paris City Hall where her husband was Mayor the rug was taken from a Jewish Family when Army of France was under Nazi occupation during WWII
Cyprus borders opened - so residents of Greek & Turkish Cyprus may cross into each other's territory. President of Afghanistan Afghanistan reports Pakistan pledges to secure its border with Afghanistan
PLO President Yasser Arafat yields to pressure and will okay installation of PLO Prime Minister & Cabinet but in doing so

John J. Crapo Pro Se AA Abt
April 24 th 2003 Thurs
the President got the Prime ministry desperate to give in on concession
Some top leaders of President Hussein's Gov't taken into custody
7:18 AM Now to large men's room flood on floor 7:22 AM I wait my turn at small men's room
7:35 AM I used commode closet without door awkward that was I had small defecation I washed myself afterwards I have soaky water in Bot- tle that I allowed & then I dried with paper towels - which I put in bag then later put in trash barrel. I applied lotion. The paper towel too I put into bag which I deposited into trash Barrel
7:40 AM I prepare to exit here I notice those who wear rain attire I'll glance more at Boston Globe
I sat at corner of table - which has residue of cigarette tobacco rolling from a with a bottle - a small balloon
Criticism of Republique Francais on its role re: IRAQ
Someone here(?) one who moderated so called "Towne Meeting" 7:44 AM who went through exit door near Rm 148
costly housing in Boston Globe
8 AM I proceed to exit premises

John J. Crapo Pro Se AA Abt
April 24 th 2003 Thursday
Tai Tung Village ~~8:25 AM~~ 8:27 AM $ One (01) for ~~clorox~~ ~~and~~ clorox clorox and TIDE ($ two I changed to coin) ~~fourth commercial washer on left~~ fourth (4 th) commercial washer on left (southerly end of laundromat $ One (01) for use of commercial washer machine
2nd commercial washer on left (5th) 8:45 AM $ One (01) 2 Pkgs TIDE
TB175 Steam Shovel Southerly side of United Rentals - upside down
72KEUCF Walk dug-up pavement gone
7:00 another power machine to my right
9:10 AM Fourth (04) (4th) commercial GE washer machine one (01) dollar
#Eight (08) Commercial Dryer 9:20 AM $1.25 9:42 AM $ one (01) I changed to quarters 9:47 AM actual drying commences
Seven commercial Dryer $1.25 9:20 AM (twenty minutes remaining of drying time)
Looking backwards only two (02) GE commercial washers that work out of a total of seven (07) GE commercial Washers
10:24 AM & divers other times Maintenance person here
10:43 AM I'm nearly done my Laundering

PRO SE

John J. CRAPO, pro se AA ABE
april 24th 2003 thursday
Procare CVS pharmacy
7 Cleveland Street - 519
the batteries on sale here charge [illegible]
price 11:12 AM
$ 4.50 Cindy's Planet
70 Tyler St Boston
I'm wing ding with ice
I was [illegible] NY times IBUPROFON
AFGHAN Detainees at USA Naval
air Station Cuba Deadlock broken
over cabinet between President &
Prime Minister now to Palestinian Net
legislature - Keeping terror of [illegible]
mutilation under old regime -
US military has [illegible] IN IRAQ the
coalition commanders are [illegible] authorities
at IRAQ - USA manner [illegible] today at
IRAQ - I glance at newsstand
12:25 PM JB Scoops South Station
double chocolate almond walnut [illegible]
$2.95 IBUPROFON IBUPROFON
PA14 (NY TIMES) Map of IRAQ shows
populated sparsely populated, densely
populated & medium populated localit-
ies - and unpopulated areas (such as the
desert)
NYT some valuables being returned
to IRAQ one a broken statue of an assyrean
king
ONE IRAQUI reports how he mutilated

John J. CRAPO pro se AA ABE
apr 24 2003 thursday Australian aborig-
inal art 1:05 PM I depart for subway
1:13 PM 25¢ MBTA South Station
down to elevator
01820 1:17 PM
1:40 PM up both elevators to Arg
Porter SQ
1:50 PM at Porter SQ Post office
my PO Box mail
Blank Express mail forms
ER 065340895 US
065345195 US
065348965 US
065348996 US
2:20 PM CVS Porter Square I seek stool
on which to sit 19.99 to 29.99 [illegible]
INBOX IN MY PO Box DRM from
[illegible] unsigned - undated
2:49 PM I depart from here. Susy Q
CVS Porter Sq 3:07 PM two pkgs Susy Q
1.99 IBUPROFON
3:20 PM Down two elevator MBTA
Porter SQ 25¢ # 01920 (3:23 PM)
01820 01820
3:43 PM after coming up elevator
I'm at DOWNTOWN CROSSING
01289 (3:50) up two 02 elevators 3:55 PM
at Nemche
4:13 PM MAP 12167 Commercial
PS1 (Ave Street) NN Van?
4:17 PM NN "Don" BURNS told
me he spent [illegible] (24) hours [illegible]

John J. CRAPO Pro [illegible]
24 April 2003 Thursday
small horses today [illegible] AND
[illegible] he is due to [illegible] his
brother at Main [illegible] the
brother may take him out [illegible]
I used men's room and [illegible] drank
one cup of water. Mr Goldyack greeted me at door. Man opposite me at table. Back room near backyard
Takes [illegible] What [illegible] to be a multiple [illegible] exam
Mr Earl Walker said he takes an exam 4:47 PM he gives now. Whomever it was said Mr Walker, gave me name and address it said I'm Non practising ~~LSW~~ LCSW.
Mr Mike Robbins 4:52 PM - on other side room
I used large men's room + large commode closet. My Bowel Movement I had I washed + dried my private area, scrub [illegible] paper towels [illegible] + [illegible] that [illegible] to that area. I flush toilet. Then I put paper towels in plastic bag into trash barrel
Then I get mad + put it into enclosed area someone [illegible] this matter [illegible] moved over so I've [illegible]

John J. CRAPO pro se. AA. ABE
24 April 2003 Thursday
[illegible] if he begins vomiting + also urinating. He sits up not pleasant. I must think that way.
Then a Meal ticket
#E38 6:03 PM.
Now I spread out my poncho
6:08 PM My psychotropic medicine
I wish more water. But I must think of my toileting during night
6:15 PM
6:16 PM I Begin My sleep rest attempts to 7:45 PM I slept some then I gave my Name to employee - Name start Four to 8:13 PM some more sleep attempts but no sleep. I looked for a Blanket But Didn't Find one. I looked around for Blanket truck Didn't Find it 8:15 PM Disappointed
8:16 PM I try to sleep to 12:55 am April 25, 2003 (Fri) I slept some + [illegible] I need [illegible] Bottle in which to urinate. Then I wash my hands with [illegible] soap water from my Bottle. I notice tall employee who walked by with tool - two handles on it - bolt cutter(??) perhaps. 1:05 AM I try to sleep to 4:25 AM I slept some [illegible] I was awake [illegible] was worse I was cold. I did not get a Blanket
5:05 AM I used large men's room
I tried to have defecation But couldn't

John J. CRAPO [illegible] ABE
april 25th [illegible]
FRIDAY [illegible]
letter to Ms [illegible]
to Ms Blank [illegible]
the large man's [illegible]
small man's room [illegible]
my face - that I've [illegible]
wash cloth no towel [illegible]
to my oral hygiene
J+T [illegible] $2.04 20 [illegible] Black
coffee 5:35 AM
5:45 AM I'm Back [illegible]
next the Back Yard [illegible]
Herald [illegible] coffee DRY [illegible]
7 IRAQ a US prisoner [illegible]
Someone (whom?) is at outside door
an employee
today partly cloudy [illegible]
64°F
TROUBLING Public Housing TROUBLES
weather Saturday 49°/43° cloudy [illegible]
rain likely Sund. 55°/42° Mostly Sunny
Obit of a Congresswoman of Michigan, [illegible]
KNOWN to be feisty
Ms Starr finds someone she thought
had died died
Housing expensive
Mr CARR "always more at pub-
lic TROUGH" He comments on ex legislators
Kinds of Work They now Have
6:30 AM I glanced [illegible]

John J. CRAPO pro se AA ABE [illegible]
25th [illegible] 2003 - Friday
Ms Brennan left as I sat down at
table He acknowledged me as he went
Cereal, banana, milk, coffee + donut
6:50 Am as I sat at table someone who
akwardly walks about showed a flyer
of 'BYMCU' to employee "Charles"
I'M IN Back Room next to Back Yard
I search for my IBUPROFON
on hallway floor said INN Bed
Ticket# 4092 (04/24/03) which I save
on Floor of commode closet Bed
ticket# 4066 to (4-23-03) with
small scribblings on it + on reverse which I
save
myself I've diarrhea I washed + dried
afterwards [illegible] to my posterior
over 7:23 AM I'm [illegible] about
this day
at Breakfast new plates
I'M IN BathROOM next to Back Yard
Yard 7:27 AM I write seated on stool of
table - my Back to table I Notice 'Bob'
who has tripod (four footed) cane was
drinking something from a transparent cup
is now lying on [illegible] bench adjacent to
window I Take my Ibuprofon
My Boston Globe
Research on BetRAYER OF Ms Anne Frank
Man With Brimmed hat I Noticed From
here - at auburn pain NEMEDCtre here IN Back
ROOM

John J. CRAPO Pro Se AA ABE
25 April 2003 - Friday Roman Catholic order has barred Roman Catholic pilgrims from Canada to visit a Roman Catholic Shrine IN MA out of apprehension of the epidemic of flu like symptoms which is apparently spreading from ~~Canada~~ / China to the USA. The condition is an "acute respiratory disorder"

Someone I hear complains "I don't think I can do that. I'd have to lie" 7:47 AM

8:13 AM at Self Storage Place
Ahead of me locker #107 top of page
interesting PP torn out of Books - Spiral Book
Planet self storage
429 #3755 *

I search for my number
A herculean job getting pillows
Open or portable flashlite 8:30 AM a way of picking down annoyances / it wouldn't surprise me

I think of the coming of my Cama... ... Stockholder Meeting Re- Being on the same day. I think of that frequently.

Down ... RD with someone who was ... I signed out at 8:58 AM

Procare Pharmacy 9:33 AM
New York Times Bic Shavers
Cindy's Tyler Street
Big Breakfast Bacon Egg Sausages

John J. CRAPO pro se AA ABE
25 April 2003 Friday 9:45 AM
$4.50 plus TV ... 9:43 AM
New York times political prisoners remains exhumed
9:36 AM $5.50 (9:46 AM)
10:01 AM NBC Mr Matt ~~Lauer~~ LAUER AND Ms Katie Kouric (sp?) also ~~third woman~~ second woman (?) co anchor

Illness STRONG AT Beijing NBC has it serious trouble at Phillipines Islands IRAQUIS disturbed by reliving horrors of their loved ones being political prisoners who died during that ... National ... Military regimes begin reassignment to State Side Kabul allegedly has disproportionate number of widows

Leader of a polygamist sect protests adverse comment - who likens homosexuality to polygamy, incest & adultery adultery 10:10 AM I ...

10:25 AM I'm IN a park with many pigeons IN it Near JFK (?) Surface RD (?) next to Hudson St

News of Subway service at New York City
SARA LEE MANUFACTURERS of baked goods (Hanes underwear, Jimmy Deans meat) Megs share fell Ten % after company reduced it annual earnings forecast

American INTL Group INC shares fell after company said it would reschedule

JOHN J. CRAPO, Pro Se, AA, ABE
April twenty-fifth (25th) 2003 Friday
syndrome was curbing sales IN China
pidgeons feed on food on brick ground
of this park
Park is at Hudson & Beach Streets 10:50
AM. A gate accross Beach Street with
roofs above it to J.F.K. Surface Road.
11:13 AM Men's Room South Station
11:15 AM 25¢ MBTA South Station
#01510 11:18 AM
CVS Cntr Plz 11:43 AM I couldn't
find shop to buy. I bought ice cream sandwich
& cupcake which I ate plus my IBUPROFEN
-2.98
11:58 AM Someone offered to "help" with
door. I politely rejected their offer. Where
are they when I've many many steps to climb
with a very heavy bulky load on my portable
cart? Communicate with loop bank
12:07 PM $20 AA 86062242H A1
$20 AC 46541209H L12
$20 AC 58279763D C3
$10 BE 26347176A E5
$10 CA 28269154A A1
$10 BK 40514267B K11
$5 BE 26358278C E5
[illegible]
Mr Shaun Crew 12:09 PM
$10.17 Staples card [illegible] I bought
Mr Gibson Mr Milner our Elder
Kiebot 12:38 PM
12:50 P.M. accross street from

JOHN J. CRAPO, Pro Se, AA, ABE FRI-
April twenty-fifth (25th) 2003 DAY
Staples I put various articles of my paper
towel, lotion, shaver, shaving cream, and
divers other such articles INto my
JUNR Elder Archival Box
CVS pharmacy 2 Cntr Plz
-1.19 Cranberry-apple very fine juice
1:15 PM to Park Square via sidewalks Tremont
Street, Boylston Street & sidewalks Boston Common
1:50 PM I sit on wall at Arlington St & Park Plz
at St James Ave. I search for my soap to put
IN my Jr Elder Archives Box
4:50 PM slow walk of about forty (40) minut
es to Pine Street INN from Boylston St at along side
walk of Berkeley / E. Berkeley Street. I noticed the
so-called German/Roman Catholic church
& I walked up to it - glanced at its Bulletin Board
then I walked back sidewalk to East Berkeley
Street. This is balmy breezy somewhat spring day
I estimate that (30) congregate near entrance
more alongside Harrison Ave. Doors unlock at
4 P.M. 4:05 PM (Ca) Mr Mike Robbins
searched me 4:10 P.M. I washed out my
wide mouthed bottle - soak and water
which I drain into urinal - same process
to rinse it of soak then I drank 1/2
cup of water. I urinated & washed & dried
afterwards. When I got to table at entrance
someone else searched my new Jr Elder
Archival Box I sit in large room ad-
jacent to back yard
I sit in television area. it's mostly

John J. CRAPO, Pro Se AAABE
April twenty-fifth (25th) 2003. Friday
the subtitles [illegible] for me someone
asked me re: Weather for tonight
Same person looked at padlocks on 1-102 and
1-103 1-102 isn't shut tight
5:03 PM 1.60 for meal ticket
Meal ticket #B24
April 22ND Notice air mail for
me - notice on bulletin Board
I used men's room & I washed
and dried afterwards 5:35 PM
my psychotrophic medicine
5:38 PM my mail [illegible]
I'm going to think about getting
my mail at [illegible] 6 PM - 8 PM but I
am drowsy I think keeping my sleep
down is better I've I go out at 5 AM for
newspaper I buy [illegible] then coffee too
then about 6:30 AM my Breakfast [illegible]
about 7 AM I use toilet then go to my
wash I've to think of my shower about
1 AM
Mr Mike (Le Captain) Robbins walked by
5:55 PM 5:59 PM Mr Robbins brought in
someone in a wheel chair Mr
Robbins took wheel chair back up
ramp 6:02 PM
my air mail I got 6:10 PM
from Mr Herold BAZILE employee
I'd left a letter to whom it may
concern on mail

My objectives FOR TOMORROW
~~PO 02140~~ U S PO 02140-0002
~~CVS~~ Pharmacy - to buy stool
also air mail for me at Lottery
Bed Lottery Window

April 25 2003
To whom this may concern
I've an air mail to claim
at window this noon
I plan to come Back to claim my
sleeping / rest spot for night
Sincerely
John J. CRAPO, Pro Se
I was told to cross out my name
on notice on Bulletin Board (but didn't)
claimed air mail then I crossed out
my name then initialled it
6:15 PM my air mail
I washed my athlete's foot on to
my area of my legs with break-out
of pimples & other symptoms then I
put ankle socks which aren't too
annoying I'm drowsy
6:45 PM I try to sleep to 10:30
PM I slept some, I was cold I
closed window. I got blanket from
truck 10:37 PM I try to sleep to 1:30
AM I slept some April 26th 2003
2:18 AM my shower concluded with
soap I used my own Bath soap

John J. CRAPO, Pro se, AA
ABK April 25th 2003 Friday
April 26th
Noisy as I write 2:19AM. It was
cumbersome undressing cumbersome
drying. I've no towel. I used my
paper towels. Floor of shower was
dirty. I started to clean it. I dressed
with clean underwear on. I felt
itchy. Shower helped in lungs.
2:25 AM I try to sleep
men's room I used urinal
2:33 AM I try to sleep to 4:30 AM
I slept some. Noise disruptive of my
sleep. 4:35 AM Mr Kennedy spoke
to me "How are you" he said. "I
plan to live thirty five years more
more". I put on my socks. Lights
have not been turned on. Light night
lights on. 5:10AM I used small men's
room. I urinated. I had my bowel move-
ment. I washed & dried afterwards.
I brushed my teeth with my brush
and paste which rhyme with BEST
I noticed my trousers need mend-
ing. So awkwardly I changed and
put on my other pair of trousers —
While in small men's room I'm sleepy
and drowsy
Now I plan to mend the gray
trousers
I got one long thread through
eye of needle. Then I mended seam

John J. CRAPO, Pro se. AA ABK
April 26th (twenty-sixth) 2003 Saturday
but when I needed to do more sewing
I'd trouble ~~mending~~ getting thread through
eye of needle. It was frustrating. So I stop
5:40AM.
I wait on an opthamology exam.
Disappointed.
My objectives outside here today
USPO Porter Square
Buy stool
Find catalogue to buy trousers
Wash my clothes
5:48 AM meal line
5:50 AM negative comments towards
me going to head of line
So to 1st meal for two (2) newspapers
& coffee. Employees noticed me exit
That's why ~~jury~~ juries are often locked
up.
$3.03 For Susy. Globe & Herald
coffee. Now 6:08AM I'm in big room adjacent
to backyard. I'm very discouraged.
~~alcohol~~ study on effect of cigarettes
at McLean Hospital a study on effects of
cigarettes
I don't know date of my vision appoint
ments. 6:20 AM Now to breakfast line
I having had my coffee & Susy and Ibupro-
fen. two (2) hard boiled eggs
Milk, slice of ham, banana, coffee —
there was no juice, hash brown (tough to chew)
chew) I couldn't find a seat in dining

John J. CRAPO pro se AA ABE
Saturday April 26th 2003
at table convenient for me. So I went to rear
of cafeteria room. I sat under a banner

[Drawing of flag: blue, white, red]

blue, white — Faced towards bookshelves
Marked Fiction/drama
red — no books on shelves
I put my dinner plate/tray on
me over my legs and coffee cup I put
on empty slot book shelf. TV screen is
on but I can't hear it. There is print
which illegible. When I walked to my
eating spot I dragged with me my portable cart — with three JR Eldon Boxes
on it full — my black satchel also I carried my large shopping bag AND smaller
one (?) which had my newspapers in
it. Usually in a mental status exam
often questions are what is [illegible] in
news today. Based on TV I couldn't
answer precisely — I could cheat and
say ~~there will be~~ [illegible] rain is predicted
because I noticed it when I went
out — from window I can see it's overcast.
A Young Black Man offered to take my
tray to dish machine but I said "I'll
remember all day you were nice to
me." I think of mental status & the
implications of his carrying my
plate to dish machine and the
psychiatrist & colleagues who
call me [illegible] without informing me

John J. Crapo pro se AA ABE
Saturday April 26th 2003
in advance ch 6:55 ~~AM~~ AM
Someone an amiable offered me a 2nd
carton of milk — called me "Chief."
In small men's room Someone inquired
about me & I said "Too many things are
WRONG". We talked of my Medicine
my fatigue — my troubles [illegible] darning
needle, eh — anti-parkinsons — my vision.
I wrote in wet — on concrete sign at driveway entry. Now 7:10 AM to laundromat
Note for 05/23 on pavement soaked
wet M Gonzalez see here
@ 6 30 S T ? [illegible] ~~4/23~~ 4/23
~~VIA~~
at 300 Harrison Ave
A 680 MA Commercial plate
C(?) Boston Globe Truck # 138
and
E 88-338 MA plate
In front of the sidewalk of Harrison Ave
between Traveler St & [illegible] man walked
by. I see I had a [illegible] dept store to
[illegible] & Berkeley Street — man walked by
me multi-colored who has said in past
he wears hearing aid
I walked into 300 Harrison Ave
I think of my conversation [illegible]
inquired (in small men's room) about
the medicine I take. I said I notice side
effects from it AND I must wait on
my vision appointment

John J. CRAPO Pro Se AA ABE
April twenty-sixth (26th) 2003 Sat.
As I wrote someone interrupted me wanted to know location of "Boston Flower Exchange" I said I know of a place that has similar sounding name but that me ??? #138 departed
7:29 AM
Where I wait a fountain small's by wall that discharges water into a basin. Some evergreens about - some look like they need watering water-ing. They have yellowing branches.
I suggested to inquire he go in and ask the person inside of 300 Harrison Ave at desk location of that place "... Flower exchange." person stalked off walking southerly
7:40 AM TAI TUNG Village Laundra-mat $ one (01) tide and clorox [illegible] left door wide open
7:50 AM Fourth 6E Commercial washer on left. I wait while water enters machine $ one (01)
($ one (01) in change machine to quarters
Delays AMTRAK slow in adding transfer of local commuter rail to the MASSACHUSETTS Bay Transportation Authority ("MBTA") AMTRAK CHIEF Executive officer Mr DAVID GUNN informed by Members MA DELEGATION to the US House of Representatives

John J. CRAPO pro se. AA ABE
April 26th (twenty-sixth) 2003 Saturday
State of Georgia to decide whether to change state of Georgia flag which to one (01) that is similar to the Confederate State of America Flag but is minus ob-jectional SYMBOLS. State Legislature so voted. If GA GOV. so signs resolution it'll go to statewide referendum next March.
Complaints re: Former state treasurer Hon Shannon P. O'BRIEN's service as Any State treasurer   Weather
Boston 47°/44° Breezy with rain likely Sunday 55°/43° mostly sunny milder Monday 66°/48° Partly sunny and mild
Ms STARR Man found who was thought dead also Mystery Box
Extension of Boston & Albany Rail Road through Newton in 1834 - With Flag Stop at Auburndale
Phantom Lane [illegible] carries a small plane which was damaged & suspected by phantom to its destination casually & in-attentively I glanced at Boston Herald
Ms USA on Front of Boston HERALD
Washington Stars 8:25 AM
Numbers of attacks on homosexuals re-mains steady but #'s of cases where by perpetrators knew the victim has increased
seven (07) commercial dryer ($1 NO [illegible]

John J. CRAPO. Pro se AA ABE
April twenty-seven (27th) 2003 B. Globe
Ms Chirac, wife of the French President, court
rules may keep disputed rug she took
with her from City of Paris City Hall to
the presidential palace when her husband
became le President. Further it was
said the accusers had mistaken the
1600's) carpet for one apparently sto-
len from Jews - which apparently
was an imitation. Vicious pets known
John hydrants of President of IRAQ's Son taken
from home to IRAQ ZOO.
Some gas - indigestion - do I taste bile ???
my addendum. My breakfast
~~slice Ham~~ Ham - two hard boiled
eggs
9:10 AM Ten minutes in Comm-
ercial dryer 25¢
9:15 AM I washed my hands
then I apply lotion
10:20 AM Walk from Laundro-
mat to South Station (Used Men's
room) Washed/dried face 25¢ MBTA
#01708 (subway fare) (10:22 AM) I goes
25¢ MBTA I wait on platform
10:27 AM #01615 (10:29 AM)
10:54 AM at Porter Sq P.O. Office
11:08 in my mail
My reply from MEB
John F. Kennedy Federal
Bld 15 New Sudbury St.
Boston MA 02203 11:07 AM

Blank CMRRR forms
7002 1000 0005 6651 6957
(1723)(1716)(1709)
7002 2410 ~~006~~ 0006 3805 7517
gelatin and cookies IBUPROFEN
I bought at Shaw/Star also small
seat - Porter Sq 12 noon
to PO again 81279
12:15 PM USPS Porter Square
doesn't ... fails to have 10"x13" envelopes
so I bought more expensive envelope
at 1.29 each 1 more ...
1.29 $2.58 12:18 PM
CVS Porter doesn't have pictures
they said try elsewhere
12:38 PM 25¢ MBTA Porter Square
Down two (2) elevators Now I wait on
Platform #0174 (12:40 PM)
$16.67 CVS ... 2 ... pl
Double padlock photographs 1:18 PM
1:25 PM Zandy's ... PLC 29
-5.00 I need to buy paper also I need to use
men's room
- 13.60 for paper
twelve (12) copies my MGH Record
and I copy (1) USADVA record ...
- 2.00 (more money copies)
Someone disrupted my work so some
wrong copies 2:50 PM I need to urinate

John J. CRAPO, pro se, AA, ABE
26 April 2003 - Saturday
259 Winter Street MBTA Downtown (2)
very crowded elevators 3:35 PM
#185 01858 (3:35 PM) I Wait on
next subway train
#01640 3:40 PM to South Stat-
ion
Ft Pt Post Office 3:48 PM
$10.68 4:13 PM
McDonald's Food Ct South Station
McChiken McDonald $5.34 4:35 PM
25 MBTA 4:48 PM (South Station) I W[ai]t
on platform for subway to Park St [illegible]
#01739 4:54 PM (BUPROFON)
5:02 PM from Park St underground to Green Line
on elevator then I walk thru tunnel
#01243 (5:05 PM) Downtown Crossing to
NW Wefare MBTA
5:47 PM my meal ticket # 304
5:30 PM I entered place I use large men's
room my defecation Not enough toilet
tissue I wash + dry afterwards + used
lotion on my rectal area at my hands
As Matones to Where I plan to
rest someone had left luggage at it
and cleared it out of way for me. There
was space for that person to sleep
with me in the enclosure also a wheel
chair here
Tonight this room is crowded
I write using rail as my writing
surface to support this book

John J. CRAPO, pro se, AA, ABE
26 April 2003 - Saturday I've put
Lotion after ankle washing upon my ankle
AND I've on low quarter socks 6:10 PM
my Mental Health medicine
IN THE WAKE OF the Plague by Mr
Norman F. Cantor 6:15 PM
Page 11 the Black Death ... involved at
least the bubonic plague, the same pandemic
that had devastated the Eastern Roman/Byzan-
tine Empire IN 6th Cent and invaded the
whole Mediterranean world in the 3d Century
or even before. Only big question of medical
side of the Black Death is whether bubonic
plague was exclusively the cause of the deva-
station of the 1340's or whether another
disease was simultaneously occurring in
some parts of Europe + particularly in Eng-
land
Bubonic plague is a bacillus carried
by parasites on backs of rodents, principally but
not exclusively in the Middle Ages, the species
of black rat.
Black rats + plague parasites residing
on them could have been disseminated by
shipping in international trade Port of Bristol
P12 was the major initial point of entry for the
pestilence into Europe Europe
When a human contracts bubonic
plague without an antidote (Not a-
vailable until the application of anti-
biotics in the 1940's) there is a four (4)
out of five (05) probability that he will

die within two (2) weeks
Stages flu-like symptoms accompanied by high fever
Buboes, black welts and bulges which appear in groin or near the armpits [illegible]
[illegible] of victims have the symptoms internally - hence only seen upon an autopsy
Pneumonia is 3d stage
today antibiotics result in recovery in first (1st) two stages
cats, in addition to any rodent may carry the disease
Mr Graham Twigg emphasized the pestilence was nearly as great in winter as [illegible] in summer
- I write on my satchel -
C.I. [illegible] eating tainted meat from sick herds of cattle was a form of transmission to humans. Just as eating chimpanzees in what is today the republic of Congo is believed by scientists to have started the AIDS disease in East Africa the "mad cow" disease that killed about seventy (70) in Britain in the 1990's was transmitted to humans eating the tainted meat
6:48 PM someone in a [illegible]

John J. Crapo, pro se. At ABF
dated 26 Ey 2003
occasion came at barrels and with high speed with wheelchair knocked the barrels about threateningly
Here someone who used an ambulator came to enclosure and then got into a wheelchair - and [illegible]
infectious epidemics of anthrax murrain (cattle disease) were a constant threat in cattle ranches in the trans-atlantic world
Mr Edward I Thompson University of Toronto's conclusion "bubonic plague" and anthrax probably occurred co-existed in 1300's is the best that science can currently provide. P.16
6:55 pm I try to sleep to 8:08 PM I sleep some. I get up and found a blanket in blanket truck 8:13 PM I try to sleep to 2 AM dated 27 [illegible] 2003
I slept some noise I heard 2:08 am after urinating I [illegible] try to sleep to ~~4:40 am~~ 4:30 am (4:40 AM ~~I got up~~ I write now). I had dream I was on a school bus and it was parked at curb on a street near ~~[illegible]~~ someone's home I didn't want person on the bus. I had bus arranged with a bed on it. In dream while I slept on bus someone got on bus without my inviting them on bus.

John J - CRAPO Pro Se, AA ABE
april Twenty seventh (27th) Year 2003
I used large men's room. It was crowded and outside entry way an employee was working.
I URINATED AND I washed + dried afterwards. 4:50 AM I sit on hard wood Bench IN Back Room next to back yard.
a man on floor speaks a mixture of language. He talks of his being able to speak some German AND other languages.
Now 4:59 AM I plan to go to small men's room - but first I mention Blanket I used it had many small holes in it.
I went to small men's room one (01) urinal is out of service on commode some thing wrong with it.
I did my oral hygiene.
I then emptied my bottle over 1/2 full of Urine into a working Urinal. Then I rinsed bottle out several times - water from sink and then contents into URINAL.
It's very discouraging for me.
shall I go out and buy a Boston SUNDAY Herald.
Man in wheel chair next to me there was space for him to get over on right + wheel through but instead he wanted to ride where I

John J - CRAPO Pro Se, AA ABE
april twenty seventh (27th) Year 2003
was walking that was in front of Bad lottery window - people were gathered in front of window for bad lottery lottery.
In Big room next to back yard three (03) rest face down on table while seated on stools. 5:25 AM Four (04) perhaps more on floors not on mattresses resting more seated on Benches. Floors are dirty remains of food perhaps tobacco. Mr. Ed. stands door earlier he said to someone who was inside he might make him go outside. after Mr Ed. departed man said he had a hard on 5:30 AM
objectives I have today
buy Boston newspaper
come back with it - have coffee at J+T Mobil
Breakfast
glance at newspaper
try More to mend my ~~trou~~ gray Trousers
then go to ~~storage~~ STORAGE
then lunch here
etc
5:40 AM I exit Place and Man was staring at me Same one who pressured me to not have breakfast yesterday recently at Place. I told him You've lost chance?

John J. CRAPO pro se, AA ABE
April 27th (twenty-seventh) 2003
SUNDAY of making a ~~friend~~ friend

I'm at ~~Mobil Stat~~ Mobil Station
5:55 AM I'm Back at Pine St. INN I'm
The Mobil Stat ... was crowded
INSIDE. Boston SUNDAY Herald - coffee $2.19
I'm in Big room near Back Park
Prince Valiant goes to greet King Arthur
who has withdrawn himself to a distant
castle in marshy, cold damp area
Ms Starr is with Mr Bulldog Barker's
wife - learns more of ... story
but I'm missing of some of INFORMATION
6:07 AM
NA has ~~housing trouble~~ physician
trouble ??? Mr Carlton Heston retires
as Nat'l Rifle assoc (NRA) President He gave
speech to NRA members assembled
Exhibits (photographs) of articles stolen/lost
from Nat'l Museum of Bagdad
cream of wheat, scrambled eggs Donut
Black Coffee - milk
Refused plate cracked. Someone else
took plate + when I sat down at
table sat down opposite me.
6:45 AM When I called to person's
attention that he had cracked plate
AND I worry about bacteria conceal-
ed in plate cracks which because
they were in cracks avoided being
washed out of plate when plate

JOHN J. CRAPO, pro se, AA, ABE
April 27th (twenty-seventh) Year 2003 Sunday
was washed
~~the meal was unfriendly~~
those I ~~ate w~~ ate with were un-
friendly to me. Discouraging to me:
one person used word "Fuck" others
pointed at me with clenched fists
Finally man 1 (one) man got up and
left. I explained I'm trying to tell
them what ~~I am like~~ I AM LIKE: I
explained I've schizophrenia, serious
arthritis, SERIOUS FATIGUE, Glaucoma
I walk with prosthesis. I've language
troubles etc Not a Nice day! So far
these troubles disturb me
I'd looked around place to sit +
found a place. Then someone said it's a
card table - "You have to move it" 7AM
So I saw a vacant seat in front of TV.
The writing on picture is partly illegible
7AM An unhappy day - it proceeds
IBUPROFEN Addendum p. 42
(forty-two) my Breakfast oatmeal with
bottle of milk. Sweetener Donut with light
sugar on outside it with apple sauce filler
scrambled egg(s) Black Coffee I noticed
no juice
So I continue with SUNDAY Boston
Herald. Some of photographs of museum
pieces are attractive
Britain considers postponing North-
ern IRELAND assembly elections

John J. CRAPO Pro Se AA. ABE
April Twenty-Seventh (27th) 2003
Boston today 63°/46° Becoming mostly sunny
Monday 70°/51° partly cloudy and mild
Tues 64°/44° partly cloudy skies
Wed 61°/43° partly cloudy skies
Thurs 57°/45° chance of showers
7:30 AM Someone said "Shut the Fuck up to me" He wanted some of my newspaper and I explained I'M Not Finished with it, Man argued, I said then I'M terse "No"!
It's crowded here and it's hot! I've No place to put MY Coats/jackets, I've them on
Mr Euclides Rojas his "Greatest relief" "Route to a better life" Aug 19 1994 MR ROJAS leaves Caribbean on a raft
Does it SURPRISE YOU MY TROUBLES??
Death notice of Someone whose wife WAS a Member of the City of Cambridge Republican Ward/City Committee; when wife worked at the Sears Roebuck Store when it was at Porter Exchange
Sunday Boston Herald Magazine (USA Weekend) tradition of volunteering article
8:43 AM I was hurried out of the backroom next to back yard - they same of bed lottery window room. I went to cafeteria crowded it was and I was treated rudely. I was seeking person who had asked me verbally for my newspaper I glanced at it flattering
I think of my troubles too many

things are wrong. I left left and my Sunday paper on table in cafeteria where the mob was sent to my Note Dear Mister,
someone Someone wanted my paper I couldn't Find him this is all You can have
Sincerely
John J. CRAPO Pro Se
The and paper was USA TODAY Boston Sunday Herald insert into newspaper and dozens other leaflets Boston Sunday Herald TV GUIDE, etc all of which I inattentively looked at
8:48 AM I'm at concrete marker entrance Drive Way of Harrison Ave to here Pine Street INN marker on it says the
"PAVING THE WAY HOME
Pine Street Inn thanks the generous generous donors of this Brick campaign which will provide shelter, job training and affordable housing to homeless men and women"
above message in print
Before I departed I used small men's room I URINATED + I washed + dried my hands afterwards. I noticed in rubbish a spiral Note Book with pages I could see with writing on it. I left it I didn't touch it

John J. CRAPO, pro se, AA ABK
April twenty-seventh (27th) 2003
SUNDAY
When I was cafeteria (Dining Room) prior to exiting I noticed Mr "BURNS" talking with a uniformed Boston Police Officer - between table and where coffee, cups & juice is served. Mr Burns was seated at chair.
8:55 AM Now I go to check when storage place opens today.
Bus here in blue - at curb of "Anchor Baptist church" Harrison Ave MA plate 16078 #16878 BUS.
Bricks in sidewalk has names on them "John Hall, Todd A DAVIS" and divers other names - printed with many with nothing printed on them. 9AM
9:07 AM after repeated pushing of button at intersection Harrison Ave & S Berkeley street I got walk light. The crossing walk has holes in it. Someone smoke (it) very bumpy.
9:31 AM Self Syce storage opens at Ten AM. I walk from traveler street under overpass to what is apparently South Bost. M I noticed several sets of tracks other side Bridge dangerous to leave sidewalk to cross over - NO CROSS WALK. Sign on Bldg "The court Square Press Building" "Luxury Loft Condominiums" ...

Broadway MBTA - a closed in a/c locked a bus tire and other things in it. Stairway (no escalator, no elevator).
#0309 Bus at red light 9:35 Am I cross Dorchester Ave (Broadway) elevator and escalator. It's up but not down.
Windy damp cold. Boston Herald/Globe newsboxes with no newspapers in them. #0101 bus at Broadway MBTA (MA plat 0101)
Mul's Diner on West Broadway & ?? Sunday Globe & Herald N Box - people MA Plat 8896 VG, standing in line for meals. An abandoned (?) church at 1:27 (?) clock on top across st. Notre Dame religious/education center with flag in wind. Are it wouldn't I sur prise me a parochial school & across inter section of Dining room "Family Dining".
A St & W Broadway 9:53 Am
Paul KING SQUARE
UPHAMS Corner Charter School in The Notre Dame Center.
Archbishop Cushing Central High school (wind blowing pp.) for girls established 1948 formerly formerly S.S. Peter and Paul School established 1860.
A stand - a relic - of past worship Baptismal Font in its stands, or Holy Water basin
alley (Narrow st.) name??

John J. CRAPO, Pro Se, A.A. ABE
April twenty-seventh (27th), 2003
Sunday cont. from page fifty (50)

I think of wide streets, avenues. I think of the construction etc etc.

IN Lottery Bed Lottery room - a long line of people around half the room including people in front of lockers/lockers - It wouldn't surprise me the line waits on lunch 11:08 AM

Line has moved some. Mr "Herold BAZILE" employee on duty at head of line 11:12 AM

11:35 AM Someone boldly stepped in front of me as line moved ahead and I told him I'm are 65 years old of age AND he has so no right to do that. Mr BAZILE ordered him from line. I had steamed roasted chicken rice orange aid no desert there was Beef Stew also. I sat next to Someone who has been ordered out of restaurant 11:40 AM cafeteria door shut 11:50 AM ice cream Sandwich IBUPROFON at At Mobil - 75¢ Bar was Hersey's) When purchasing the ice cream bar I bit bit my tongue.

300 HARRISON Ave. I hear & see spilling water fountain water and I see twelve (12) hanging more petunias in Bloo Bloom. There is a roof above the plants. I feel ground around the plants is wet IN IN garden there are

John J. CRAPO, Pro Se. A.A. ABE
April twenty-seventh (27th) 2003
evergreens. Security PLC OKCR came out - I asked about the water. Is it drinkable. He said he thought it's pure but he's not completely sure. He said person who looks after the garden was here today
eighty six (86) Harrison Ave
12:58 PM Kinko's, INC Ten PO Square
"Be Back IN Ten minutes" - I wait.
1:03 PM $one (01)
Eight (08) copies
Two (02) copies -
CVS Summer St Klondike Fudge Bars 2:07 PM $1.98 IBUPROFON
arrives to Barnes & Noble 3:05 PM I look at what is an impressive number of Books in of Spanish. Barnes & Noble Washington Str. Basement
There are some books quite good
I think I need one that shows how verbs are 1, 2nd 3d, etc. Then one that has lessons IN it.
3:50 PM Sidewalk Washington Street, Harrison Ave to Pine St INN
Here I use men's room large men's rm.
3:56 PM I search for my Book on the planner
Someone here wanted to Borrow my pen to enter his name IN Bed Lott ery. I Refused to do that. I have Many so page fifty one (51)

Sunday John J. CRAPO
april 27th 2003
Back o education center parts dirt
pavement going big hoses rubber
rubber and probably from center
Bldgs along narrow unimproved
sidewalk wind flaps my
paper 10:13 AM I skipped two (02)
pages 10:30 AM at planet self
storage persons before me in
pay locker/boxes # 260 260,
106 or 100 254 (9) + 404
I go up & I plan to put my
portable chair in 426 and also
smaller 10 38 AM I need to
urinate so I'm brief to 10:40 AM key
to men's room not back on way down
someone on elevator I went for next
when elevator came back-up some
me [illegible] at floor four (04) who [illegible]
outrageous you are" when I got
up there someone like that shouted "all
you need is a padlock". I used men's
room 10:48 AM I exit here
Traveler storage LLC is how
management want checks made out. But it's
no obligatory
11:02 AM I'm back at Pine St INN
AND I think of my hike before over to
BROADWAY I noticed under bridge
nearly twenty sets of tracks I noticed
a TRAIN GO BY [illegible] commuter
Rail I try to figure that [illegible]

John J. CRAPO [illegible] AAABK
april 27th 2003 Sunday contin-
ued from page forty - [illegible] 1491 [illegible]
to decline to have someone - use my pen
writing instrument I wonder how many
persons [illegible] my photocopying [illegible]
Mr Carter pages sixteen (16)
Mr Thompson on Iceland - I not having
rats in before the 1600's the argument a-
gainst Karlsson Mr. Karlsson's [illegible] in
Iceland before the 17th cent. argument was
Rats carrying plague ridden fleas got off
the boat from Norway or England but im-
mediately died & the cold weather upon
rats death fleas migrated to the near-
est warm bodies namely humans
Man who used emergency stairway
closet with me agreed with my decision
not to permit person to use my pen.
Person was napping & someone then interrupt
ed him to borrow his BIBLE.
diachronic analysis versus synchronic
analysis Diachronic is historical analysis
narrative horizontally developing
through time "Tell me a Story" Medie
val people were very good at diachron
-ic explanations for the outbreak of
plague in Europe and the Mediterranean
region in the 1340's. One account was
that the pandemic began with climatic
disasters & earthquakes in China, caus
ing floods, from which came the disease
that moved westward

John J. CRAPO, Pro Se AA ABE
April 27th Year 2003 ~~Saturday~~ Sunday

P17 Most medieval chroniclers held that seaport towns in the Crimea sometime in the late 13th or early fourteenth/14 century were so stricken by the plague that when a town was besieged by an unfriendly army, the towns men heaved corpses infected with plague over the wall at the enemy encampment - bubonic germ warfare morals. Most scientists say bubonic plague cannot be communicated from corpses.

Synchronic is scientific analysis

P18 Plague is a zoonotic infection caused by Yersinia pestis - animal reservoirs [carriers] include rodents, rabbits, and occasionally larger animals. Cats become ill and have spread the disease to Man.

Blockage of gut foregut of flea results in Biological transmission of plague.

P19 medieval failed to know the involvement of a sick flea P.19. 4:30PM

4:31 PM I've darned needle - Now my trousers I mend more

4:57 PM My sewing done. Color of thread not great but ~~trousers~~ pair of trousers should at least get me by in event I've some sort of emergency

Employee here uses word

John J. CRAPO, Pro Se AA ABE
April twenty-seventh (27th) 2003
Sunday. "fricken" more than once in talking of MASS -- millions

5:07 PM crowd in front of the Bed lottery window My Meal ticket is 024

5:30 after I used men's room - No defecation, I got mat & put it in spot between stairs down & game door

In process someone who was cordial to me upstairs told me he had nearly ten (10) consecutive overnights (days) in hospital and after he eats & straightens his bed out he goes to hospital this evening.

Myself 5:35 PM put poncho on my mattress and then I'll apply lotion on me & have my medicine ment. Hlth.

5:43 PM My ment. hlth Medicine

5:48 PM my ointment on and I've had my Ment. Hlth medicine

Some light sleep

6:45 PM I try to rest sleep to 8:40 PM I slept some - I asked for a Blanket None available, it's cold here - window near me wide open I'm Not popular. I needed to urinate I did over 1/2 bottle 8:49 PM I try to sleep to 10:03 PM I slept some

it's cold - window is wide open

I use my bottle to void in I use poncho to cover me

10:10 PM I try to sleep to

12:20 Am April 28th Year 2003 Monday

John J. CRAPO Pro Se. AA ABE
april 28th Yes 2003 Monday 1:10 am
my Shower Shampoo concluded
I used my p&G Soap and shampoo No Soap in large men's room
floor of Shower Dirty and clutter
an employee came in twice and
perhaps more. No towels I used
last of my Bounty paper towel
lathly taken on my sore spot
... 1:15 Am I try to sleep
My Bottle of urine I emptied into
URINAL I tried to wash bottle out &
empty resulty in urinal with failure
1:16 Am cold
1:17 Am I try to sleep 4:20 AM I used
large men's room I have fatigue A
man was [illegible] to me. Called
me a "Mother Fucker." That disturbs me AND KRISHNA's me. I was
simply proceeding to wash basin
to wash my hands after URINATING

4:40 AM AND
I got UP
an employee
screamed at
me. You gentlemen put YOUR
MATS away.
A crowd was
IN WAY.
another employee

Washbasins URINALS | Commode closet | Commode closet | Wash basins | URINALS | I was here | threatening | when here | shower

John J. CRAPO. Pro Se. A.A. ABE
april 29th (twenty ninth) 2003 Tuesday I
Asked please order these people out of
way so I can get through. I said a
few minutes ago when I wanted to
wash my hands I was threatened.
When I got to place to put mats I
found the area blocked.
When I sat down on bench the say
employee with his ~~hand stretched
out pointing at a man on the mat
on floor "This is last time I'm telling~~
arm outstretched finger pointing at
man on mat on floor, saying "I'M NOT
warning you again. Get up."
4:50 AM I'm very sleepy AND I've fatigue
Now to small men's room I plan to
brush my Teeth.
Frantically I search for my Book
When I got to small men's room
an employee shouted "The line doesn't Form
here. It forms in lobby." I silently
[illegible] which lobby. There is more than
one room called a lobby here!
I entered men's room I urinated
URINATED. My oral hygiene
I came out AND went to sit
down down in lobby(?) there is a row
of seats in it off the Floor. But I
was told ~~to get out of~~ that you
can't sit here. I went to room
next to backyard AND I ~~can~~ could
hear something had happened at

John J. CRAPO Pro se AA ABE
april 28th 2003 - Monday ~~Sat~~
Mobil Station during the night "it
is closed--
Someone complains his clothes are
dirty he wants to use washers
5:22 AM I rearranged my things
in my plastic shopping bag. The bag
was tattered
5:29 AM outside police cars around
area to MOBIL STATION shut off by
heavy yellow STREAMERS also on scene
channel Seven which has high tower
above the truck - Two to three (03) oth-
er news Media trucks/car vehicles
Towards over pass I Notice a police
wagon truck and bright light - four
of them and I notice a bus 5:33 AM to
Dunkin Donuts - notice car parked inside
on pavement of ~~Mobil~~ Mobil Station
Channel FOUR (04) and Five (05) here
too Corner Harrison Ave & East Berkeley
Street Another media vehicle just
here NE ? ?
Ch 4 is CBS-TV
WCVB-TV is (?) Channel Five (05)
Hearst-Argyle Stations, Inc channel
Five
New England Cable News
MA 414-773
4 commercial plate
MA J13592 media (?)
MA H30-123 Media (?)

John J. CRAPO Pro Se. AA ABE
april 28th 2003 (Monday)
MA plate 499-EVA Winsor School Roxbury Latin
school printed on window of black station
wagon H76-505
Channel Five MA Plate H76-505
across intersection pedestrian lights fail
to work 5:47 AM traffic lights flash on and
off
on sidewalk Bad ticket M4052
Date 4/25/03 Corner of E. Berkeley Str
Washington Street 5:50 AM
5:55 AM Boston Herald 50¢ Corner of
E Berkeley St and Washington Street
Boston Herald Mack truck 05106 ?
MA plate 10585 apportioned
outside Dunkin Donuts double parked
5:58 AM someone on door step begs for money
"Can You spare any change"
$1.98 Dunkin Donuts 1138 1138 Washington
Str 6:05 AM
Boston Herald SARS Deaths toll Rise
today partly Sunny Skies turning warmer
high of 72°F
orthodox Easter festivities celebrated in accor-
dance with Gregorian calendar Roman
Catholics, Anglicans etc observe Easter 13
days before - via Julian calendar
6:15 AM Someone pokes me as I exit
Dunkin Donuts Someone was curious about
doings at Mobil Station I very briefly ex-
plained what I noticed. Man (customer)
offered me some but I declined. etc

John J. CRAPO pro se. AA. ABE
April 28th 2003
6:35AM pancakes, pastry (scone?)
sausages, banana, milk, coffee
When I got in line 6:25AM I was
told line starts down in Bed Lottery Room
there was no line except several a
line or some was next to lockers in Bed
lottery room + when I arrived at that
point Mr BAZILE announced dining
room closed but then said I could go
through - shouting into a walkie talkie
6:40AM people still coming in to
dining room
I went up hallway + found line + I
was told after I waited briefly I was in
line to nurses station so I went on
into cafeteria
6:50AM I followed BRYANT 8
out of cafeteria I found door to small
men's room too locked. Person who
was next to me at table followed
me out. I had taken my tray,
coffee cup to dishwasher machine
7AM finally found a commode
closet all were in use and walk space
blocked I didn't want to squeeze
through someone was being barbered
this commode has toilet tissue it's
floor is littered with rubbish lots
lots of toilet paper on floor - plastic bag
a coffee cup with "water" in it
paper with "BLOOD" on it

John J. CRAPO pro se AA. ABE
April 28th 2003 (Monday)
Addendum page fifty-seven (57) Things are exceed-
ingly frustrating as I left Dunkin Donuts
someone wanted to come-in to Dunkin Do-
nuts. I was asking man for his name
and address - man who'd wanted to give
me $one(01) the description by person
who was coming in - ended that prospect
of my hope to make a FRIEND. Discoura-
ging it was. I've so many negatives this
morning and it's still early in my Day!
Addendum p 58 in a commode
closet which has broken lock - No way to
secure door shut. I had my Bowel
movement. I washed + dried myself
after. IBUPROFEN
on way out 7:30 7:30AM Life like
what we experienced today if I didn't
know different is like that in a con-
centration camp. Someone who walked
with me to Harrison Ave agreed with
me
7:34AM someone exits 414 Harris-
on Ave
7:50AM out of tide
on way here I noticed pharmacy at Tai
Tung village not open yet
7:44AM at Tai Tung Village Laundra
mat. TROUBLES I have my clothes on
I need my set of clothes with me
washed so I may have change of cloth-
es

John J. CRAPO, pro se, AA ABE
April 28th 2003- Monday
My objections
get my mail
go to Laundromat
Go get money
go to MY Storage Box

CLOROX
$1(one) I did buy TIDE and Clorox
box of each I'd hoped to buy detergent
at Pharmacy.

7:55AM Someone asked is there
soap IN laundro-mat bar, I said It
failed to sell me But one(01) box
He said where can I buy it. I said
pharmacy was closed when I went
BY. He said where is it. I said it's
IN this village. I'M Not going to
take you there I said. He asked Do
they sell small boxes like that? I
said "I Don't Know... it was closed
When I walked by. I asked "are you
IN the homeless men's shelter" He said
"Yes" I said You Know why I'M
frustrated
6E
4th commercial washer From
left $ one(01) 8AM

Man began to leave I asked are
those things yours... I'M Not look-
ing after them. He said Yes-He
left things on top 9 6E (commercial
(broken) Washer machine (3d on left)
He took them and left $TWO(2) change made

John J. Crapo, pro se AA ABE
april twenty-ninth (29th) 2003 Mond
Maintenance man here - with his
"coffee"

Man outside using high power dig-
ging equipment. Has "Cigarette" or such
in his mouth. He is IN cage of the pow-
er equipment ~~#7100~~ on power equip-
ment #7100

Two(02) and perhaps more dig down
IN deep hole - I notice one(01) shovel per-
son IN his machine scoops up dirt

IN ARGENTINA TWO(2) Peronist Presidential
candidates in lead which will mandate if
vote is certified a final election - with it al-
ready known winner is Peronist and
loser is Peronist

Man came back & said pharmacy is not
~~open~~ open. He mentioned something about
a phone "Chinese Variety store"

paintings by Mr Vincent Van Gogh"
stolen from a Manchester England Museum

today is birthday of President Hussein
who is age 66 years old

Mr Joe Fitzgerald, News columnist
"COURAGEOUS MAN SHOWS Mean-
ing of the overrated word 'hero'"

Mr Paul M. COOMBS was discovered
shortly before 10 PM at the intersection of
~~[illegible]~~ Mill and Cedar Streets following
reports of gun shots at New Bedford
AND was reluctantly pronounced dead
at hospital

John J. CRAPO, Pro Se, A.A. ABE
April 29th 2003 - Monday
Addendum 861 - difference between celebrities and heroes
Boston Tuesday 70°/41° partly cloudy and mild
Wednesday 62°/47° mostly cloudy cooler
incoming Palestinian Prime Minister demanded that ISRAEL grant Palestinian President Yasser Arafat freedom of movement & emphasized as long as Mr Arafat's freedom is curtailed he's reluctant to meet with foreign leaders Prime Minister diplomat indicates for more than one (01) year Mr Arafat has been under house arrest at Ramallah. He said obstacles against Mr Arafat returning to Gaza Strip ~~must be removed~~ after he has taken trucks must be removed 8:33 AM Commercial Dryer #seven (07) I smell kerosene $1.25 into # Seven (07) commercial dryer
Mrs Helen ~~Honig~~ Honig Meyer one of the first women publishers to head a ~~publishing to~~ major publishing company has died at age of 95 years of age Dell Publishing ~~P~~ publications included comic books Bugs Bunny, Mickey Mouse & other Disney characters & lead firm into hardback by publishing Dell Delacorte Press
MS STARR argument of

John J CRAPO, Pro Se, A.A., ABE
April 29th 2003 Monday
Bug's mother with the man who manages the horse farm - who has box. She wanted Box & he (Mr B?) said she couldn't have it - It - Bug's she said a mother of Bug she controls his things and he said you "gave up that right when" you gave Bug to me - sweetheart
Phantom - new story story commences.
Most of newspaper I was inattentive to
9:15 AM I'M very discouraged, I think of my unheralded more lenient so many many things are WRONG I think of the direction of my life
9:28 AM I didn't wash my gray trousers which I'D mended I couldn't find them
9:30 A.M. I found my pants so time wasted as I wash my trousers and money (one) oh, oh, oh my frustration
I'm not going to be able to get my work done
I use fourth (04th) I commercial GE washing machine
$1 (01) change to quarters one pkg of tide soap and one (01) & more
I think of the very important things I need to do. I'm caught by trouble I can't get loose from the TROUBLE
You know if I had a locker I could have more changes of clothing so I could maximize my time at laundry what

John J. CRAPO, Pro Se, AA ABE
April twenty-eighth (28th) 2003 Monday

I think of MY troubles

I got here early it's NOW 9:42 AM

9:45 AM DOWN BELOW Where digging IS approximately at boundary laundromat is with next concession business is a large pipe. The power shovel digs about it

Mostly women here - Chinese and the divers other asiatics - I notice four (04)

P19 (The Black Death) | MR Capt CANTOR

10 AM chance of death IN USA from bubonic plague is much less than the chance of being killed IN an airplane crash. P20

As part of the intensive study of genetic development related to the genome project the National Cancer Institute laboratory of Genetic Diversity IN 1997 made an exciting announcement "that a genetic mutant that occurred in the order of 4000 years ago gave today's human carrying this mutant (called CCR5) IMMUNITY against HIV and therefore AIDS.

3(one) | 10:08 AM Commercial dryer # 6 (06)

Mr Stephen J. O'BRIEN one of six (06) signatories to the accompanying article in the American Journal of Human Genetics IN the following year in same journal said

John J. CRAPO, Pro Se, AA ABE
April 28th 2003 - Monday

the mutant CCR5 could in fact, said O'BRIEN, be traced back to only seven (07) hundred years ago at that time a "historic

2003
700
1297

strong selection event involving a pathogen that like HIV-1 utilizes CCR5 established an IMMUNITY IN ancestral Caucasian populations the event MR O'BRIEN described, of course, could only be the Black Death. IF YOU were are descended from a Caucasian who contracted the plague of the mid 14th (fourteenth) Cent. and that ancestor survived, YOU may have complete IMMUNITY to HIV/AIDS and it is believed that up to fifty percent of the Caucasian population could fall into this lucky category" P21

Bubonic plague very rare IN USA since the advent of anti-biotics IN the 1940's. There are still substantial outbreaks IN Eastern Asia, especially INDIA "Eastern" Asia is China. INDIA is South Central Asia. Western Asia is Turkey, Siberia Palestine / ISRAEL, etc. Asiatic Turkey

One documented case of bubonic plague IN 1980's was IN eastern California a woman came down with it after she ran over a squirrel with power mower. It is likely that the disease entered California at some port on a rodent travelling on a ship from Eastern Asia

John J. CRAPO Pro Se A.A. ABE
April 28th Year 2003 Monday
P21 Medieval physicians didn't know about bacillus parasite carried in rodents' bodies it was assumed it was spread through the air from person to person as a miasma. This induced healthy people to flee cities to isolated country retreats, as was done by most of the English royal family. "Modern medicine believes that plague can be spread by saliva from an ill person to a healthy one at the pneumonic stage so medieval physicians were not entirely wrong
Rodents are clearly central to the problem
P22 The affluent couldn't escape the plague estimate mortality
affluent not more than 25%
for peasant parish priest 40% to 50%
urban places mortality about 40% which isn't surprising given the difficulty medieval towns had ridding selves of sewage upon which rodents feasted figure for urbanites was about 40% for commoners
Rich urban people fled to country retreats but archbishops great lords and wealthy merchants also fell to the plague it was a democratic disease
Medieval physicians were

convinced the plague was airborne therefore they ordered windows must remain closed and covered for the affluent with thick tapestries the magnificent late medieval tapestries in the cloisters in New York City and the Cluny Museum in Paris were therefore functional as well as decorative
P22 Tapestry making originated in the Middle East and via Byzantium it spread to Europe the manufacture of large [illegible] tapestries required work shops of imposing size and droves of highly organized and well paid workers
Mere heavy window coverings were not enough for the rich they wanted elaborate embroidered narratives of their favorite scenes from popular romance
Weavers (P23) guilds in Flanders and Northern Europe responded quickly to the demand
frequent bathing was proscribed as dangerous by med profession you opened your pores to the airborne disease Europe entered the pungent no-bath era which lasted until the mid 1700's until the disappearance of the plague Even the Emperor Napoleon rarely bathed instead he had a massage with French cologne each

John J. CRAPO, Pro Se, A.A. ABE
28th April 2003 (Monday)
Morning - a life style common to European nobility by 1400 and a legacy of the Black Death and medieval medicine P23
~~11:45 AM~~ 10:45 AM
11:10 AM I Went to store in said village it failed to have What I Want I Was discouraged by that failure
11:55 AM CVS for cookies ←
Men's underwear B 6 lot one Henry milk 24 oz. I sit in middle of Tremont sit on garden wall - on Freedom Trail
Hanes Under Clothes I bought
Boston lobby marsh crabs complain of mistreatment by former govt. they had high population which diminished with swamp drainage when once there was fish, hunted birds & cattle rearing - people had to rely on ration cards
News of Eastern Orthodox celebration of Easter - news of people making runs on Chinatown Banks Taiwan limit tourism
Hoc Hashemite King of Jordan Abdullah, King, remnant urges centralized Govt be restored to IRAQ promptly - warning of danger of not establishing strong central Govt
Mr Frank Chaparro 4th day of detention of person at Andrew House Boston Long Island Budget cuts Trim nearly 50% of detox beds in State
Now to get my money from Bank

John J. CRAPO, Pro Se, A.A. ABE
28th April 2003 Monday Community
coop SK#00097930 $120 (one hundred twenty) I wish to withdraw 12:35 PM
men's room I need to use: 12:45 PM
$20 BF65696175A F6 Mishawn
$20 BG81992564E G7 crew
$20 AB50943632I B2
$20 BE66683682D E5
$(10) BF40891106B F6
$ten BB77122214B B2
$ten BB82448563B ~~BE~~ B2
$5 CA06557095A A1
$5 BE27579436C E5
12:50 PM
now to Kinko's downstairs 1:05 PM
-13.60 Kinko's N C Center Plaza
DC 265 Xerox
I'm going to ask to use Men's Room before I go 2:12 PM
CVS Center Plz #500313
051-4484
2:20 PM Winter St MBTA 25¢
#01844 2:37 PM I did not pay 25¢ problem turnstile takes
tokens large cleck .. to ... line
I'm on it speeding to Porter SQ
USPO 02140-0002 2:55 PM
(3 PM)
I'm very disappointed my shareholder proposal the Bank failed to put it into the proxy statement there are dis-
honest ...

John J. CRAPO, pro se, A.A. ABE
28 April 2003 / Monday / Certain
3:25 pm My ~~attach postag~~ USPS MO
I've bought 8 (10) (charge) for $68 (sixty
eight) money order
3:45 P.M. MBTA Porter Square down
two (2) elevators I proceed to NEMCHe
MBTA Stop
#01632 3:48 PM Porter SQUARE
I think I'll get to my storage Box prior
to my getting to Pine Street INN Homeless
Men's Shelter
I walked over to DOWNTOWN CROSSING
From Park Street UNDER
#01210 (4:08 PM) to 4:16 PM NEMCHe
MBTA STA
4:34 PM at Self Storage I signed IN
I look for mutt for elevator
I opened door MY Box then much some
small things in it & now I look, I and
prepare to go down on elevator 4:50 PM
I've exited premises
4:55 PM (5 PM) in here now I search
for my open letter to person whose Bad
Lottery ticket I sent him photocopy
Posted I did above hand dryer in large
Men's Room
5:10 PM I try to use toilet (large men's
room) 5:22 PM I used Men's large
men's room I had my Bowel Move
ment I washed / dried hands
I noticed my Polos above dryers
had been touched - Wet Marks were

JOHN J. CRAPO pro se A.A. ABE
28 April 2003 (Monday)
Tomorrow buy a colorful Box
~~omit~~
omit!
5:25 PM Mr. Clague stopped by and
next Friday 09th he may provide my
written letter. If not on 06th May 2003
#C38 my meal ticket
5:35 pm Mat over here I had to go
round about to get here - where on floor
near me is the jester
5:50 ~~AM~~ P.M. I put Lotion on my
legs legs and I've taken that month
with Medicine
6:13 PM Mr Juan J... walked by
6:15 PM Mr Joe Cadet here
6:20 PM I try to sleep 6:2? PM by
cadet inconsiderate to me leaving his
things unattended next to me and then I
want to sleep
6:30 PM I try to sleep to 7:20 PM
I sleep some Someone employee
7:13 PM
ask my name & last four
7:25 PM I try to sleep
Blanket pick 7:27 PM I had
to cross room to get Blanket
7:32 PM I try to sleep
to 3:50 AM I slept some I used bottle
IN which to urinate 3:56 AM I try to
sleep to 4:35 AM I slept some

John J. CRAPO, pro se, AA.ABE
April 29th Year 2003 Tuesday
I got up and employee whose name
~~I'm not~~ I can't remember took my
Blanket + the mattress I was using.
I went upon putting on my boots tying
them I went to small men's room
I emptied my 1/2 bottle of urine into
urinal. I then put scalding water
into bottle then shook bottle with
top on it, then emptied bottle into
urinal - which process I continued
then I put bottle empty into my
~~Eldon~~ JR Eldon archives box.
Then I splashed water on my
face, then I did my oral care
there no towels in men's room and
I do not have any more paper
towels.
I sit in room next to back yard
now to buy newspaper 5:10 AM

MA PLC plate # 8552 exited here 5:15
AM as I go to Mobil station I'm
on sidewalk of front driveway
~~$3.03~~ 3.03 J+ + Mobil 5:22 AM
Boston Herald Susy Q + coffee
store crowded cup of coffee hot
Boston Herald - oil spill in Buzzards
Bay unfavorable news of New
Bedford (MA) my IBUPROFEN
Dog Cemetery found on Beacon Hill
Charles Street

JOHN J. CRAPO, Pro Se AA.ABE
My objectives today outside here
PO. for my mail
PO for mailing my mail
to J+ + to buy newspapers
and snacks + coffee Buy writing instrument
pay my sharps and a 3 ridian pictures box
Write + request date of my
opthamology appointment

April 29th 2003 pro se. AA.ABE
Tuesday News of top level officials
in State Govt + their homes
Boston today 78°/44° partly sunny pleasant
Wed 64°/47° mostly sunny cooler
Thurs 64°/47° partly sunny skies
Gov. Romney on UN of MA main other
at Boston when flagship campus is at
Amherst 5:48 AM obit of a Procter +
Gamble former employee
5:59 AM inside I wanted to go to place
where those 65 YOA + older usually are. I was
told I heard line starts in Bed lottery
Room - line is 3/4 around room so I
sit + wait until line shortens to then
get in it.
I glance more at Boston Herald!
6:13 AM Boston Globe - US Secy
of Defense considers new US Army
Chf of Staff nomination
IRAQI President Hussein's
birthday is celebrated he's smooth

John J. CRAPO, pro se. AA. ABE
April 29th 2003 (Tuesday) [illegible]
6:30 AM sliced ham, oatmeal
with donut frosting with speckles, ap
ple coffee. I sat down. No sugar.
To get there I climbed stairs with
my heavy cart. Frustration
I got so didn't eat. I did
have sip of coffee
I told people at table as I de-
parted, they were were confused
at table I which I was told
to use with cart. It was plugged
up. 6:38 am I search for a
toilet that works.
6:43 AM I'm on a toilet now
small confinement. Latch is broken
on it. I attempt my Bowel Movement
I'M DISCOURAGED I'M FRUSTRATED
MY Bowel movement is slow com-
ing
I feel need for a bowel movement
I can't get it out.
I hear conversation "Are you still
in there". I'll be through in five (05)
minutes. 6:59 AM Discouragement
I think of my need to have bowel
movement during day. Where will that
Be?
addendum as I left cafeteria I could
hear laughter.
My food was Breakfast food
was getting cold cold

John J. CRAPO, pro se. AA. ABE
April 29th (twenty-ninth) 2003 TUESDAY
7:20 AM Sidewalk Harrison Ave 1511
under Klappole
IN Boston Herald I noticed no adverse news
of events of yesterday at S+T Mobil
I'm discouraged the day is still very
young for me - I've experienced negative
today. I must proceed very discouraged
I don't like thought of how today
will proceed.
7:31 AM I copy down
From realtor Harrison Ave at Tai Tung Village
Apartment for rent all in print
Location 124 BYRNER Street
Jamaica Plain, MA
available July 1, 2003 @ 1600 per month
Description - Sunny first floor unit
2 Bedrooms
- Living room
- Dining Room
- Modern kitchen with refrigerator
- Parking
- Rear Porch
- Laundry facility
- Extra Storage
Near Park Medical area and Schools
Walk to T or bus

[added this] ~~Wing~~
WING Chow
- rest phone call Number
~~-20~~ -30-
7:35 AM - 1258 Harrison Ave Boston MA

John J. CRAPO, Pro Se. A.A. ABE
April 29th 2003 - Tuesday

Addendum P. 73 As I walked in to Pine Street INN Men's Shelter on grounds of driveway from Harrison Ave I noticed a pre sharpened pencil with eraser on driveway. I noticed but I did nothing more.

A place on Harrison Ave where I hoped to buy breakfast is closed at corner of Harrison Ave & Moreland St 8 AM. My shopping bag falling apart - so in windy to they in convenience I try to carry my things in plastic - inconvenient frustrates it was us - now my breakfast.

8:05 AM (8:10 AM) McDonald's Kneeland Street at Washington Street. Bacon egg cheese Biscuit & ~~[illegible]~~ Hash Brown $3.53 my ~~IBUP~~ IBUPROFEN my Breakfast not what I hoped for.

Ft Pt Post Ofc had trouble - probably Monday which required it to take to lobby to be closed sometime.

Boston Globe report of incident at Mobil Station E. Berkeley St. I didn't spend much time glancing at article - I noticed no mention of Pine St INN.

I'm very discouraged 8:57 AM. I think I'll buy some long length socks

John J. CRAPO. Pro Se. A.A. ABE
April 29th 2003 Tuesday.

Someone from Pine St INN Men's Homeless Shelter stopped me on sidewalk - he was there last evening and when I noticed him (he'd been in enclosure) he'd left my vicinity. He was on sidewalk of Washington St and he said he'd noticed art in Boston Globe re happening published at Mobil Station. He asked me to join him in buying a bottle of gin & then drinking it together. I refused! Then he wanted a quarter. I said "No". We then departed. Now 9:26 AM I return to store to learn if it's now open.

Filene's Basement
Long socks also handkerchiefs $12.98
9:43 AM Outside store 10:05 AM I sat down and I took my boots off and my socks - I washed my ankles & calves in soapy water then I dried them and then applied USADVA Lot. on. Then put on new socks then my boots which I laced up. Then I told man who sat next to me in shelter no shower, shoes and no towels. I walked away and I notice crud on my trousers 10:07 AM
$3.05 $2.05 CVS Washington Street two (2) pre stamped envelopes and NY Times
10:25 AM Small people near me
I thought after I put my NYC receipts & those before, during & aft-

John J. CRAPO, Pro Se, AA, ABE
April 29th 2003 Tuesday
ER – going to post my storage pay-
ment but I Need Money for beverage
IN CVS at Washington Strt The door
to case where beverages were failed to
open but the 1/3d distance. I didn't buy
there too many things are I were the
wrong! It's a Warmish day, windy
(breezy) IN 70's 4 Dreadful troubles!
10:37 AM Store along Bromfield many
religious Books – Covers suggest empha-
size on Women religious
10:45 AM long gangs of people
demonstrating sidewalks Tremont Strt
it wouldn't surprise me up Beacon Strt
in turn it wouldn't surprise me
to intimidate those persons at the State
House. I hear screams & shouts along
Bromfield Street up & down the gangs
came & went in the historic cemetery
between Park Strt Church & the State
where America's top merchant bank
has an office – cemetery is crowded
with people
#01809 (11 AM) departed Park Strt
under to Porter Square
I came down Winter Strt elevator
Before 11 AM paid 25¢ No 6 to 25
¢ Wept on turnstyle.
Elevator Green line to Park Strt
Under out of service – many steps
for me down – horrors! What

John J. CRAPO, Pro Se, AA, ABE
April 29th 2003 Tuesday
about my trip Back it's unfriendly.
I AM thirsty. But if I drink where
will I URINATE???
#01817 (11:05 AM) Subway to Porter
traveler NXT to me winced
Riots in China over sickness (???)
11:10 AM Prime Minister of Pakistan & INDIA
to talk by phone political talks in
Kingdom of Nepal – Maoists want to
end Nepal's status as Hindu & state they
want it secular. Jewish is to join
Maoist guerrilla – guerrilla army
with Royal army 11:28 AM Porter Sq
Post Office my PO Box Mail
The delay of hearing & receiving a re-
ply from New Haven SarBits annoying.
11:35 AM
11:43 AM – 3.11 (for Vanilla Scone)
frosted muffin also cup of ice and
Bottle Lipton Lemonade
NY Times, inattentive I AM to have
glanced at Nothing I carefully read. There
were some photographs of paintings in a build-
ing of a British museum AND a story
of a New Yorker of NYC who is afflicted
with eczema eczema – an Mr Adam
Kaufman Shaw Lukes
– 3.22 Star Market Porter Sq Clam
peanut crunch & fruited gelatin
12:43 PM
1:05 PM Porter Sq MBTA STA 25¢

John J. CRAPO pro se. AA. ABE
April 29th 2003 - Tuesday Down my
two(02) elevators) I'M on INBound plat
form

addendum P79 - on platform outside
Shaw / Star Super MKT I had my peanuts
+ also the gelatin with fruit in it - also
IBUPROFON
#01728 (1:13 PM)

Park St under elevator up broken
DOWNtown Crossing Elevator up
Broken 1:27 PM terrible terrible trou-
bles
#01870 (1:30 PM)

South Station up an elevator
1:45 PM at men room oh oh what
has happened to plans my plans
2:24 PM at Kinko's, Inc Center
plaza $one(01) in to Kinko's card I made
seven(07) copies
to Comm Loop BU Please deadline
04/30/2003 Retirement 14 Comm Wan
864.00
Ms Tram NGU NGUY NGUYEN
Francis J. Carney Jr Pres
Rene J. Salvas VP
Brenda J. Vikre Treas
Laura M. Jewer asst treas

AE 39976125B E5 ($20)
BG 11701835F G7 ($20)
BA 17678592A A1 ($20)
BE 69909199A E5 ($20)

John J. CRAPO pro se. AA. ABE
April 29th (twenty-09th) 2003 Tuesday
CB 41776620B B2 $20
Kinko's, Inc 3:55 PM Center plz
my payment to Planet Self Storage
$4.42
Staples Court St. 4:18 PM Juna
Elder File Box + pkg of Uniball pens
5:20 P.M at Pine St Inn I used my
my Meal ticket #380 men's lavatory
urinated + washed afterwards my Mat is
Over
MsCathy Carlos volunteer has mtg at 6:30
PM etc? plans to serve food
5:35 PM Someone was annoying
Disrespectfully of my Family Rev Stephen
Bachilla He failed to respect my bounda
ries
5:37 P.M. Mr Juan T. said Mr Barry
Lass due here Friday May 02 No 2003
1+2 PM [illegible] if he fails to show
after 2 PM I go
5:35 to 5:37 P.M Man rides wheel
chair down Stairs breaking part of it
Mr Juan T. warned him against that
but Man persisted
Dr Reilly here every Tuesday 5:45 to
7:45 PM Said she's available without an
appointment PM
5:50 P.M I've had my medicine
6:03 PM Mr Mike Robbins Walked by
6:49 PM [illegible] I've just down
my Poncho to [illegible] 8:35 PM I slept

John J. Crapo page AA
ABE April 29th 2003 [illegible]
[illegible]. I heard someone say "Red
Shirt" person walking away ??
[illegible] 40 PM [illegible] to sleep to 12:33
AM April thirtieth (30th) 2003
Wednesday I slept some interruptions
I had [illegible] [illegible]

My [illegible] shower head captured
to shower pipe [illegible] [illegible] nasty
[illegible] shower dirty [illegible] clean some
things from it undressed [illegible] pulled
shower curtain [illegible] not
complete inches each end - not closed
[illegible] showered using my own
soap. Then I dried off. No towels
used. Towel to dry myself. Dirty
towel on floor not mine.
1:30 AM Back to my sleeping
spot it's cold. I put my [illegible]
cho down on mat. I use my down
vest rolled up as pillow. My port-
able cart to my left etc.
1:33 AM my try to sleep to 3:30
AM I slept some. But there were in-
terruptions of my sleep repeatedly.
4:33 AM. Having put on my Boots
Having laced them up my Boots
up I took mat to side of room
where there is a pile of mat
and I put mat on pile of mat.
Then I went to large men's room
and urinated in urinal then

John J. Crapo page AAABE
April thirtieth (30th) 2003 Wednesday
I washed and I dried my hands.
I sit in large room next to back
yard
Now I go to large men's room
to try to have bowel movement.
to 5:25 AM I couldn't have my
bowel movement. Large closet commode was
stopped up so I used a smaller closet
commode but inspite my efforts I couldn't
have one. I sit on [illegible] seat of table in large
room next to backyard. I go to small
men's room to do my oral care. As I
wrote someone said "You're pretending to
be ignorant but you are [illegible] a moron"
5:45 AM [illegible] [illegible] [illegible]
[illegible] [illegible] [illegible] black coffee and
[illegible] of Susy Q. 5:45 AM [illegible] place was
crowded $3.03 $3.03 [illegible]
5:55 AM [illegible] back [illegible] in Big Rm
next to back yard. I've my med size black
coffee a stimulant to help me with
hang-over of my medicine and sleep
attempts & sleep. I noticed long line in
Bed lottery room of persons to [illegible]
AND those [illegible] I must [illegible] my porta-
ble cart up. My Susy-Q. I plan on as
my dessert.
Boston Herald headline to JUDGE
LOPEZ "Say you're sorry" [illegible] [illegible]
headline [illegible] [illegible] [illegible] be suspend-
ed as punishment [illegible]

John J. CRAPO pro se AA ABE
April 30th (Wednesday) 2003 Wednesday
Boston today 60°/45° partly cloudy
Cooler Thurs 70°/55° mostly cloudy
milder Fri 64°/48° Showers and
storms State has Gov't has financed
trouble. Mr Fitzgerald (Boston Herald)
columnist pts of view Mr Hon Judge Hon
Ms Judge Lopez requires more than
suspension.
Ms STARR [illegible] was thought
dead explained why he delayed to re
port he's still alive Phantom [illegible]
men in jungle - in car blocked by fall
en trees - tree - crew sights of a [illegible]
on
Dear fellow human
This is incomplete but TV
listing and direc [illegible] in Karmata
is still in this
I went out to get st coffee
I'm on chemo therapy and the
stimulant helps I've hangovers
from chemo therapy
Sincerely
John J. CRAPO pro se
homeless inmate
6:30 AM to breakfast line
Hash apple donut, scrambled eggs
coffee apple is bruised guy man at
opposite 7AM - I told him about
my work in 1950's - late + procedures

John J. CRAPO pro se AA ABE
April 30th (Wednesday) 2003
of providing food to local plc station prisoner
got state for people locked up for disord-
erly conduct associated with alcohol
while plc got fresh coffee and fresh
pastry - often Danish + my disagreement
with that policy. City was paying
for prisoners food. When the police
came in they came for prisoners food
and their own. I explained about
the apple bruised - my IBUPROFEN
On way out - I stopped at clinic explain
-ed my constipation and my efforts so
Georgetown person - informed nurse. I was
given one very small cup of Milk of Magnes-
ium + a large small cup of water to go
after it - down my alimentary canal 7:07
am
When I walked by 300 [illegible]
someone got out of a car MA plate
- - - P6 + asked me how to find a
place I cooperated + she thanked me
7:50 AM at corner of Summer
+ Washington St's - man who in
wheelchair who slept in Bedlothing [illegible]
with me last night
-1360 [illegible] the [illegible] Plaza (8:05)
- (man's paper (8:05 AM) (8:07 AM)
DC 265 [illegible]
Trouble paying $ Five (05) I AM gen-
The housekeeper rushed in front of me

John J. CRAPO, Pro Se AAABE
30 April 2003 - Wednesday
low down - I could've fallen over
her
LID fails to shut rightly
I've done 28 copies self serve 8:50 AM
I NOW buy more paper!
$Five(05) to copy card 9:04 AM
Evacuation 9:25 AM Fire
Ambulances on scene - I holden to hike
on unstable seconds - oh oh oh
Engine # Eight long ladder on it - also
engine # 27 9:35 AM Ms BURNS of Pine
Street INN at Club Center Plaza
Daybreak Cleaning Co 781-229-9952
MA Comm. plate 162-107 Ms Burns
has luggage with him green (circular)
+ blue bag - lots of people on sidewalk
look this way. Kinko's INC staff. this
side as I am it was announced this is sim-
ply a drill. 9:40 AM emergency personnel
depart!
-1.05 Finagle A Bagel coffee
9:50 AM Ms Burns I bought him
coffee - 1.05 + I gave him separate
receipt I paid for both coffees he
had cream + sweetener
10:15 AM Back in Kinko's INC Lane
#5455 (M 285)



86

low down I could've fallen asleep

LIO Early to shut nightly
I've done 28 comes self serve 8:50AM
I NOW buy more [illegible]
$ Fivelos) to [illegible] 1 [illegible] 9:0 (Am)

87

John J. CRAPO pro se, AA, ABK
april 26th 2003 - Saturday
pattern (16) Ms N. F. Castor 6:40
PM april 26th 2003 to p19 (april
twenty-seventh (27th) year 2003 4:30
PM to p23 april 28th 2003 10:48
AM

John J. CRAPO Pro se
My INCOMING mail
Parkes SC 24 April 2003
Hoskelly INT.
altus Dental
DRR MGH
DVA JPlain
AMVETS Greetings cards
Proxy Material For IDACORP
Proxy Material for StarWood
April 26th/during STARWOOD
south Year 2003 (Saturday)
10:55 AM Parkes SC PO
DRR Unsigned undated from
Mr Oscar Handler
Joe Washing for Monday.
proxy Service for Cont
MA Loan Hsn
28 April 2003 (Mon)
3PM PO Box 400151
DRR New Haven SAV BY
DRR IDACORP
Prof Develop [illegible]
Proxy Material Advent INC
MacGray Corp
MacGray Corp
11:30 AM April 29th 2003
Tuesday.
My stat. Statement of
Heartland America Wagon
Corp Trust Stock Transfer
NStar
Adams Express Co

~~Mr~~
John J. CRAPO. pro se
Names
Mr. "Philip Kennedy. Pine Street INN
employee-.."
Mr "Mike RAMOS april 18th 2003,
Pine Strt INN Employee..."
Mr "William Gr----." "april 19
2003. Pine Strt INN Employee..."
"GR" for "Greene"
"Mr ~~Har~~ Herold BAZILE. Pine
Street INN Employee" alias Mr
"Julius ~~Caesar~~ Caesar"
"~~Mr Pa~~
Mr "Paul B. RIDDLE" april 20
2003 former occupant Pine Street
INN

John J. CRAPO. Pro Se. AA. ABE
myout going mail
April 23 2003 Ft Pt Post office
Exp mail Rtn
EU 862669066 US
SEC etc
attn ms Daley
450 5th St NW
DC 20549-0213
APRIL 26th (twenty-sixth)
Year 2003 Saturday
3:52 PM FT Pt Post office
via CMRR
7002 2410 0006 3805 7517 small 2.8 ounces
7002 1000 0005 6651 1709 6.6 ounces
US Dept of Veterans
Regn Ofc adjudication
on J.F.K. [illegible]
Fed Bld
15 SUDBURY St Boston
MA 02203
April 29th 2003 (Tues)
U.S Currency
~~700~~ 7002 3150 0000 8899
5665 Planet Self Storage
attn Mr Scott MacDonald
or Successor as acting Sales
assoc
33 traveler St Boston MA
02118 one ounce

JOHN JENNINGS CRAPO. PRO SE
to
DOW JONES & Company
INC

Exhibits

~~Section Nine (09)~~
Section Seven (07)
fifthty-eight (58) pages
numbered
#32 to #147
thirty-two to one hundred forty-seven

John J. CRAPO. [illegible] AA
ABE Wed (Ninth 10th) 2003
Wednesday
now I Took at my Forward Move-
ment publication - reading for April
mostly
6:25 PM I try to sleep to
7:03 PM I slept some. Woken
When someone [illegible]
7:04 PM I try to sleep
7:35 PM Card of Blanket Wheeling
BY Nearly I get one 7:37 PM
Try to sleep to 10:10 PM I slept [illegible]
I use bottle to urinate in my bottle
10 16 PM I try to sleep to 1:15 AM
[illegible] (10th) 2003 [illegible]
to 1:20 AM New Men's room [illegible]
[illegible] my shower to 2:10 Am My
[illegible] my shower cumbersome and
awkward I gave [illegible] to
employee who was helpful to me
with regard to my mattress after I
showered it. He was [illegible]
and someone gave me a Mattress
after I returned from my shopping
at large men's room [illegible]
[illegible] 2:13 Am I try to sleep
it's somewhat noisy to 3:40 AM
I slept some I used my Bottle to urinate
IN. I Had a dream;
A man was at [illegible] his life
IN danger to [illegible] I [illegible]
dream trying to get man to go

John J. CRAPO. [illegible] AA ABE
[illegible] (10th) 2003 [illegible]
into [illegible]
but man reluctant to [illegible]
3:45 AM I try to sleep to 4:45
Am I slept some - since [illegible]
ess. I Had 4:57 Am I've put on my
Boots. No [illegible] space for me to sit
on So to put on Boots
[illegible] room
My oral care
my Bowel movement I wash and
dry afterwards & I sprinkle water
on my Face. No towels do I have
objecting
PO - my Best Man
Buy two (2) large envelopes 10" x 13"

I Notice seats crowded INFRONT OF tele
VISION. I Wonder about the Near East invasi-
on
~~[illegible]~~ 4.91 [illegible] Mobil
B. Globe (Herald) No [illegible]
pastry
coffee
5:43 Am I'm excited what happ-
ened in IRAQ I don't know yet
Cumbersome & akward things
are. A shopping bag is [illegible]
I must arrange another. I've an Extra!
Bag
B. Globe IRAQI resistance stops
IN Bagdad looting & vandalism goes on

CRAPO

John J. CRAPO pro se
April tenth/10th/2003
Coalition forces go for President Hussein's [illegible] home city/town
5:55AM Boston Herald [illegible]
6:08 AM Violence in Palestinian State - [illegible] between President Arafat & his prime minister designate Mahmoud Abbas over cabinet appointments
One US Supreme Court Assoc Justice says jail sentences too long for many
Britain works on new IRISH peace accord
European Union expands to expand + will add some non European nations
6:20AM B Herald [illegible]
#01772 6:55AM 25 [illegible] MBTA NE[illegible]
Ms Brenda Starr tragic story of a Boy who [illegible] horse won - but not about boy
7:15 AM North Stat MBTA/Commuter rail I used men's room
[illegible] to Dunkin Donuts 711 [illegible]
Sat [illegible] 207 awkward [illegible]
Boston Herald [illegible]
distribution of [illegible] IRAQ
7:26AM [illegible] of son of Mr Saddam Hussein looted
New Bedford woman charg

John J. Crapo pro se, AA ABA
April tenth (10th) 2003 Thursday
ed with [illegible] 2½ year old son
Boston today (17°) 38°F Becomes mostly sunny
Friday 42°/38° [illegible] showers
Sat 51°/39° partly cloudy
[illegible] at Dunkin Donuts
25 [illegible] MBTA N Station
#01230 8AM 8:12AM Park St [illegible] under
I walked through tunnel to Park Street from Down town Crossing
#01853 8:17AM Park Street under
US military authorities selected to be overall commanders of IRAQ [illegible] Garner and [illegible] others
8:33 AM B Globe Mr Adrian Walker comments re Benjamin Franklin [illegible] Boston a group of Brahmins mostly Brahmin white persons who serve for life who are divorced from the largely minority/[illegible] from majority of student body) student population
9:09AM Park Sq PO
Nearly thirty articles of mail
9:42AM [illegible] in my mail NOW must [illegible]
[illegible]
[illegible] 015 [illegible] of [illegible]
[illegible] 9:55AM [illegible]
receipts of Cert Mail
7002 2410 0006 3805 0143(0105)
(4103) (4110) (4127) (4134)

John J. CRAPO pro se AAABE
April forty(40th) 2003 Thurs
$1.96 for four(4) Easy envelops
Blank cm run 7002 2410 0006
3805 2789 (2796) (2802) (2819)
(2826) (2833)
MBTA Parky Square 250
01845 (10:20AM) DOWN two(2)
elevators
Park st. sunday two(02) elevators up
to Winter St 10:36 AM
11:10 AM MGH I used Men's room
at floor one (Wang/White Bldg)
went to elevator for my appointment
with Dr Rosenblatt Rosenblatt
11:24 AM at Dr Rosenblatt's Cntr
north elevator jammed until reopens
until sixth(06th) floor floor six(06)
I'm discouraged ~~prior to the~~
the Jacob Jacoby Ruisdael art
also Monet's years at Giverny line two
museum of art April 22 - July 09 1978)
+ divers other art
insurance Freedom trail determined
$50 for a session

12:10PM Eat Street Cafe
chicken teriyaki salad plate
Gelatin two(02) cups water 4.15
IBUPROFEN now 12:32 PM I exit
cafeteria I used men's room
Tenders INC until 1:55
PM cont

John J. CRAPO pro se AAABE
April forty(40th) year 2003 (Thurs)
-13.60 Thirteen N cents 1.60
(are pairs 1.60 cheaper)
1 week 27 cm
3.98 CVS for Sinus tablets multi-vita
Fruit mix - refilling medicine $100 -
1 pay $20 (my ins $80) 2:45PM
2:58PM CVS I had the fruit orange
vit. nutrition drink also trail
mix + ibuprofen
$ Forty(40) at Bos to NYC
leave Boston 12 noon
leave NYC (on Sunday) 12 noon

Sales assoc put my first name as my middl
e Name 4:15 P.M
(Bus Station over Central
I used men's room
4:58 PM at Pine St INN men's shelter
at door welcomed in - Ms Robbin in booth
by big counter usual police officer looking
my way inside back lobby room smiling
~~[illegible]~~ "Ned" greeted me.
Mr Mike GOLDRICK (?) Welcomed me
at front door/Main entrance
URINATED IN large men's room 1/2 cup Water
5:45 PM My meal ticket (5:43PM #)
D04
Mat over to place where I was last
night 5:46PM Awkwardly
5:55 PM the Washington Mattress
four floor (25 mph) until anyone

JOHN J. CRAPO Pro Se. AA ABE
Ten April 2003 Thursday
Objectives Friday April Eleventh 2003
(1) Laundry (8) Pharmacy pick
(2) P.O. up my medicine
(3) Storage - get 8 Ten envelope
(4) put in storage excessive
heavy things
(5) Duplicate my bus ticket
(6) Pharmacy set [illegible]
(7) Bath
(3) at storage get my Fidelity acct
Number
pills 6:02 PM
the Washington Monthly - not as
enjoyable this issue as other times
6:25 PM I try to sleep so
8:50 PM some [illegible]
a blanket [illegible] from [illegible]
[illegible] on my [illegible]
12:01 AM [illegible] Eleventh [illegible]
2003 I slept [illegible] use my [illegible]
[illegible] 12:08 AM I try to sleep
[illegible] 4:05 AM I slept [illegible] there
was lots & lots of noise there
was [illegible] [illegible]
and it became very cold
4:05 AM I try to sleep
4:47 am I [illegible]
near
seat many 5½ feet off floor
I was awakened at 4:53 AM abrupt-
ly I noticed water on floor
I used [illegible] men's room

John J. Crapo pro se AA ABE
Eleven April 2003 Friday
which was very crowded
During my sleeptime someone else
got down to rest on floor next to my
side
DURING the night from midnight
to 4:30 AM lots & lots of blaring and
shouting very loudly and [illegible]
night before 4 AM someone loudly
complained someone was bothering
him and there were loud talk
by someone [illegible] that some-
one might be thrown out thrown-
out thrown-out
AND while I sit the table with
chairs having been assembled I now
sit upright on circular seat [illegible] is [illegible]
when collapsed is folded upright [illegible] seats
on each side I think of the troubles
that directors & Boards of trustees have
in deciding those worthy of charitable
donations
4:58 AM - [illegible] to men's room
5:30 AM my oral hygiene, my shave &
splash of water. I noticed [illegible] in
SINK of large men's room [illegible]
toilets stopped up. Someone in [illegible]
small men's room very rude to me
I was [illegible] Donald BURNS here waiting to
use commode myself
Mr Donald BURNS name here
I asked him if I have his [illegible]

John J. CRAPO, Pro Se AA ABK
April eleventh (11th) 2003 Friday
name right and he said "Donald" is
his first name.

5:40 AM I go to Mobil J + J
Mobil Mobil Station I write outside
on top of rubbish can

6 AM I came back in & I was
greeted unfriendly I was greeted by
person at door & I used large men's
room handicapped commode blocked
up someone ahead of me was us-
ing so I used smaller one, unable to
shut its door I washed & dried
myself afterwards

6:20 AM B. Herald has looting
+ vandalism rampant rampant at
Bagdad A RKO JUV CJ clerk
Magistrate pleading guilty to perjury
Today 45/38° Warm Showers - heavy
Sat 51°/38° chance of showers
early Sun 55°/38° partly cloudy
awkwardly I write I use upright
handle of my portable cart as
whole to write

7:15 AM cold wintry walk
Tai Tung Village laundromat many
Chinese people there
On my way here I couldn't
find my gloves my hands
cold & numb & I'm poorly
coordinated awkwardly I
write 7:25 AM

John J. Crapo Pro Se AA ABK
April eleventh (11th) 2003 two (02) $
change from change machine
fourth 6lb. Commercial Washer
in left & one (01) three (03) of them
appear repaired
Third commercial 6lb Washer
in left Use
4th commercial Washer 6lb 7:35
AM $ one (01)
Third commercial Washer 6lb 7:40
AM $ one (01) washer noisily
Tai Tung Village
two (02) dollars changed to quart-
ers 7:48 AM $ one (01) two (2) pass in $10f
IRAQUI so IRAQ soldiers sur-
render outside Mosul Coalition for
soldiers move on the hometown / birth
place reportedly of Mr. Saddam Hussein
KURDS part of coalition forces con-
quer Quarry IRAQ armed fighting be-
tween USA military & Mr. Hussein
forces inside a Bagdad Mosque there
are reported fatalities
8:10 am crowded (4 maintenance
people) here
8:13 Am fourth (04th) commercial
6lb Washer on left $ one (01) wash
my down vest
Blue shirt m/s red at) long King
& Large I found left on laundra-mat

John J. CRAPO, MD Sc. AA ABE
April Eleventh (11th) 2003
Friday

Letters to Write Tomorrow Sat
Mr Donald BURNS
Pine Street INN's Homeless Men's Shelter
444 HARRISON AVE
BOSTON MA 02118-2400

Bobloks IRAQUI leaders/spokesper-
sons
Sharif ali Bin Al Hussein Constitu-
tional monarchists
Iyad allawi - IRAQI Nat'l Accord
Muhammed Bakr Al-Hakim
Supreme Council for the Islamic Revolution
in IRAQ
Jalal Talabani Patriotic Union of
Kurdistan
Massud Barzani Kurdistan
Democratic Party
Ahmed Calabi IRAQUI Nat'l Congr

Mr Saddam Hussein's 350 foot
luxury cruiser badly damaged seen
floating on the Shatt al Arab river in
South IRAQ
Mr Chad Harris a teacher at the
Umana Barnes School East Boston
+ drivers other teachers is also
[illegible] possibly laid off
[illegible] budget cuts
8:00 (AM) [illegible]
fourth (04) commercial [illegible]

John J. CRAPO, MD Sc. AA ABE
April Eleventh (11th) 2003
Washer cycle 8:49 AM to [illegible] more
$ 0.00 (01) change of [illegible]
I do not have [illegible] (01) one dollar Bills
so I have to make do with the Seventh
(07) quarters I have that remain with
me 8:50 AM actually it's eight
Quarters
I address art to Mr Burns for my
Mike Robbins 9:10 AM
Seven (07) commercial dryer $ 0.00
(01) 9:25 AM
10:05 AM [illegible] commercial
dryer # Seven (07)
a Bottle of [illegible] Minority [illegible]
USOs laundry [illegible] I address
letter to [illegible] Governor
ROMNEY I told him [illegible] Laundry machine was
okay now
10:50 AM [illegible] I was using I can't
find I [illegible] this place
I am very frustrated
$ 8.07 CVS Summer Street
11:43 AM pens (one dozen) [illegible]
also Butter [illegible]
[illegible] I heard IBUPROFEN
Then to So STATION [illegible]
[illegible]
MBTA
12:23 P.M. MBTA South Station
2 S. [illegible] Down two elevators [illegible]
[illegible] 2 [illegible]
0801 12:25 PM

John J. CRAPO Pro Se AA ABE
April Eleventh (11th) 2003
at Parker under wrong side
Western NY subway go across over from
platform to center platform I'm too
confused I inconvenienced 12:30 PM
12:40 PM Commonwealth Loan
Bank I withdrawn Hundred
Here at
Ms From Nguyen teller
See Below
1:03 PM

Pharmacy not
Duplicate ticket
[illegible] two (02)
of CVS pharmacy
also look through envelope

Bills 82
BB30867586B (20)
AA00846512H A1 (20)
CB63445487B B2 (20)
BG80812506 F6 7 (20)
BG58603755 G 6 7 (20)
$20 (April 11 2003) 1:18 PM
medicine anti anxiety at CVS
Center PLZ Seroquel 1 4 0 / 00 mg
Tablet zen Seroquel
Kinko's Inc 1 Five (05) 1:25 PM
Center plaza copies made x large shirt
Label

John J. CRAPO Pro Se AA ABE
April Eleventh (11th) 2003 Friday
Ten (10) copies 1 [illegible] 17 78/10 = 88 cents
$ 1.0 78/6
3:40 PM my business $ 13.60 Crane,
paper Kinko's Inc. Center PLZ
each are self sure
Compostable mandates I put it individually
through 3:58 PM now to Post Office
CVS Center PLZ 4:07 PM
out of umbrellas: so I bought two adult
[illegible] [illegible] shelter
JFK Post Office 4:15 PM [illegible]
$13.57 USPS
SBARRO 5:30 PM 6.29
Chicken Fricassee at MA St [illegible] Fresh
Bib [illegible]
6:13 PM [illegible] [illegible]
sorry I've Mat to put down my Meal
Ticket # 851 B.A.B.I.
6:35 PM I've taken my anti anxiety
medicine [illegible] medicine too
You're a Wolf [illegible] someone said to me
as to saw me seated on mat and [illegible]
on my Back
7:05 PM I try to sleep 7:40 PM try to
sleep 8:00 PM [illegible] [illegible] some
[illegible] I got Blanket it's cold
[illegible] 9:15 PM try to sleep 9:29 PM
[illegible] 2003 I slept [illegible]
[illegible] noise [illegible] night
there [illegible]
4:40 AM someone shouts he was
reprimanded for resting in two (02) Mats

JOHN J. CRAPO pro se AA.ABE
April twelfth (12th) 2003 Saturday

Rather than one (on) he said he was
set-up in Lockup when I was for
night someone there with me who
had no mat on which to rest –

After 4:30 AM I laced up my boots
after I put them on then I went to
small men's room I urinated then
I washed my hands then did my oral
hygiene

During the night I was wakened
someone (a woman's voice it was in distance)
said someone might have to go out-
side

I hear noise of TV 4:58 AM

5 AM Someone shouted a voice
that sounded similar "I want to speak
to my lawyer."

I DREAD the TRIP to N.Y.C.

I've so much fatigue. I'd like
to TRAVEL there then go to bed then
get up and find the location of the
stockholder meeting etc etc
etc

Someone (who said he wants a lawyer)
said someone gave him ten dollars
He mentioned [illegible] Bedford
Someone talking being at [illegible]
[illegible] three (3) hours [illegible]
[illegible] He said he had a [illegible]
[illegible] I heard [illegible]
[illegible] I was [illegible]

John J. Crapo pro se AA ABE
April twelfth (12th) year 2003 Saturday

I sit on stool fastened to table in
opposite direction of table I keep my
things in view I must think of nothing

Now I'll look to see if large
commode closet is available 5:35 AM

5:55 AM No the large closeted
commode in large men's room used
so I used a smaller one regretfully I had
to use it with open door I urinated
but no bowel movement to speak of.

Men's room crowded. Things that
resemble defecation on FLOOR people things
on floor so I had to step gingerly
+ move my cart similarly I washed
[illegible] and [illegible] after I finished
then 6 AM now I depart for S+T M.B.I
STAT

6:08 AM U+O mobil -352

B. Heale Block not here yet
Sosr Q + Hafer [illegible]
[illegible] I notice B. [illegible] her I
heard a jouncing noise

6:20 AM President Bush awards
Purple Heart to soldier at Walter Reed
US Army Hospital US searches for IRAQI
leader [illegible] Hussein + [illegible]
[illegible] of 48 [illegible]
It is International Red Cross [illegible] to find
[illegible] whereabouts of US POWS held in
IRAQ

Sunday My hands are cold I [illegible]

John J. Craro pro se, Saturd.
April twelfth (12th) 2003 outside [illegible]
Mobil Sta.
Sunday 54°/36° Mostly Sunny Skies
Monday 57°/45° partly cloudy sky
6:59 Am left Mobil Boston 6th 50¢
7:22 Am I returned to the Sh[illegible]
INN. I used large men's room large
commode compartment was used so I
used very cluttered toilet commode
inside area - nearest mid wall - so I had
some seclusion but not enough. I can
not shut door if I do & then [illegible]
needed to get in my things could
block hinder fast access.
I sit on stool in bathroom - stool
fastened to table. [illegible] talked
of saddle soap & [illegible] cleaner, both
products of Sara Lee Corporation. [illegible]
need something like Brush Bristles.
I had one defecation & I washed
and dried afterwards.
Man at door when I came in
[illegible] was welcoming and
explained by me going out to
eat, to avoid [illegible] or
verbal assault or behavior of
guests & supporters [illegible]
[illegible] to [illegible] & [illegible]
[illegible] my [illegible] records
papers & other [illegible] things
[illegible] to be much looting
in IRAQ: story of Yemen [illegible]

John J. Craro pro se A.A. A.B.
April twelfth (12th) 2003 (Saturday)
was [illegible] to [illegible]
information: a terrorist operative was
victim of a CIA retaliation at [illegible]
USA forces & coalition military destroy
IRAQI property. One IRAQI Corps
Commander signs preliminary cease fire as-
greement. Certain Near Easterners are be-
coming increasingly hostile to USA. Canad
as Rt Hon Royal Prime Minister offers to send
Royal Canadian Mounties to IRAQ to help
maintain/restore order.
After I used men's room most recently
I noticed Mr Pedreo [illegible] by - room
where I sit.
Hon Ms Marsha A. Cannon former City
of Cambridge USPS Postmaster, now [illegible]
Post Master of [illegible] Boston. 3d woman to
have that job & 51st Post Master of
Boston. [illegible] Hon Mr John [illegible] was first
[illegible] 1639. [illegible]
most gracious & most Excellent [illegible]
Charles First King [illegible]
Ms Cannon a Boston Native [illegible] MA F.
Lee Bailey, Esquire is Disbarred by the MA
Sup. Jud. Court as LWYR IN MA.
H.E. Gov Romney at rained out Red Sox
game - wore poncho & they (UPI) noticed.
Watched under roof. 8:20 AM on floor
under table someone's Bed # 4018 ticket
April 11 2003, also Bed # 4066 (same
date - that on table)



50

John J. Caro [illegible] A.A. ABK

April Eleventh (11th) 2003 Sat

8:50 AM Dunkin Donuts Southend

[illegible]

[illegible] 9:40 AM [illegible]

[illegible]

[illegible] 10:30 AM

[illegible]

[illegible] page fifty two (52) for More

INFORMATION in Writing re: today

[illegible]

51

[illegible]

John J. Grapo, pro se AA ABE
calendar year 2003, Saturday
I'm stressed out with the trouble!
the temptation to cancell my trip is overwhelming
Aspen trails book bag left on trash barrel next door seat " 11:15 am
11:30 am I inquired at ticket counter okay for me to take my luggage on bus above seat & with me okay to put cart in Baggage under bus
Here I used men's room before going to front ticket counter
FRUSTRATED I AM
#40187 I've boarded bus at gate three 11:50 am I now sit in seat (near bus gate opposite #34/33 (f)
#40139 (f) 11:50 am luggage under bus is location my portable cart
Reg plate UT 11B 77 (f) + NH 6616
this bus is #40187 11:50 am we depart terminal lights out inside terminal oral instruction re:
2 pm a quick break in N Y & Stewart
4:30 pm we arrive
ed time son a tommy night
users cellular phones (radio) phone
Seat back same 1:59 am
we're in turnpike
all state American Eagle team
0842 0842 ... written in print

John J. GRAPO, pro se AA ABE Saturday aint eleventh the calendar year 2003 two thousand three (2003) m sure one i coat
a who was using a recorder type circular divice
12:20 PM BUS DIDN'T STOP at Newton
12:25 PM someone in front seat to right stared at me to my rear, across aisle passenger there has gone to toilet a rec'd ...
class class ... in 3rd world
passengers my right with his lights
12:30 PM I repair my trousers
1:03 PM I hemmed bottom which had become unravelled color & thread not right maybe getting thread into eye of needle trouble with handle & scissors which I cannot find
driver did something turned off highway scant around an area of many parked cars, 1:05 PM
Person next to me has something sorry
1:26 PM dreadful time trying to find things finally found my tape
1:39 PM person mid(l) seat back of the side bus to men's room noisy, now back at his place
heavy traffic 1:43 PM now okay better

John J. CRAPO Pro Se
April 12th Twelfth (12th) 2003
2 PM probable time of next break
get [illegible] but come Back 2:10 PM Roy
Rogers next stop, used men's room
Someone was [illegible] - let me go first
at [illegible] I Bought Hart [illegible] Con-
[illegible] it was damp (So) [illegible]
[illegible] Setback in [illegible] suspects in
terrorism escape custody IRAQ [illegible]
(05) camouflaged aircraft story of [illegible]
Hussein's Son, LUXURIOUS [illegible]
[illegible] story of Son's search
for an expensive European auto import
[illegible] by [illegible] JUSTIN KIEFER [illegible]
[illegible] [illegible] prospects in 3d
[illegible] devastation of [illegible]
[illegible] new [illegible]
[illegible] has used [illegible] [illegible]
[illegible] Charges at Hartford in University
education 2:53 PM
3:10 PM Same person apparently
used men's room again (10 [illegible])
[illegible]
3:43 PM very heavy traffic
[illegible] receives apparent [illegible]
call
glancing at [illegible] forward
[illegible]
4 PM [illegible] traffic very heavy
2nd Ave NYC
4:38 PM at Park [illegible] NYC
[illegible]

OBJECTIVE
location of Meeting
location of Hotel
letter to [illegible]

John J. CRAPO, Pro Se [illegible]
April twelfth (12th) Year 2003
Saturday
[illegible] NYC Port Authority
[illegible] 4:45 PM [illegible]
Tuna salad garden salad [illegible]
potato chips 5:07 PM [illegible]
[illegible] PM [illegible]
[illegible] Madison
Square Garden (8:38 PM) (5:38 PM)
150 Hudson News Penn Station NYC NY
1000! 5:50 PM IBUPROFEN
Bible Corner Penn Station [illegible]
a Spanish Bible [illegible] Dictionary
[illegible] of translation Spanish to English
+ English to Spanish
7 PM [illegible]
AMTRAK [illegible]
[illegible]
W. 33rd Street from Penn Station to
Greeley Square at Sixth (6th) Ave
7:15 PM
34th St [illegible]
[illegible]
Broadway between 32 & 33 [illegible]

John J. CRAPO, aka Sec. AA
ABE April 12th 2003 (Sat)
Inq with or buy Metro Card Mon-Sat
6.05AM 11.15PM Sun Hol 7.05AM 11.15
PM or see agent at 32St & 6 Av
W 32nd Street back to Penn Station is
where elevator is + I have wrong pen
this is better 7.26 PM
Into Mall + down elevator
(2 or L2 elevators at W 32nd
St + Sixth Av (Greeley Square)
$3.00 (three) two/02 fares if I use
my medicare card
N or R will take me to
city Hall park. N or R
I had to get an employee to o-
pen gate - more work 7.50 PM
Someone with a grocery cart
wanted to help me too much making
me too confused so an R train
went by now I wait 7.55 PM
#6021 (8.06 PM) N TRAIN
city Hall I got off at 8.20 PM
[illegible] Parish I need
[illegible] Rector [illegible] R train
[illegible] Cortlandt St is nearer
[illegible] Rector [illegible]
[illegible]
#5096 (8.25 PM) R TRAIN I plan to
go to Rector Street at it 8.33 PM
long flights of stairs + my cart
is [illegible]
I am [illegible] to Battery Park

John J. CRAPO aka Sec. AA ABE
April twelfth (12th) Year 2003 Saturday
I now walk to to Ritz Carlton
on hotel
Trinity Church Episcopal
SUN. 9 AM & 11.15 AM
Mon-Fri MP 8.15 AM
Holy Eucharist 12.05 PM
Eve Prayers 1.5 PM
Rector the Rev'd
Daniel P. Matthews DD
Vicar the Rev'd
Samuel Johnson Howard
8.55 AM PM
9.10 PM I met soldiers heavy
armed I was at exact site Sept 11
th (Eleventh) [illegible] 2001 I was very
[illegible]
Now I've walked [illegible]
[illegible] Ritz Carlton Hotel
Murray Street
10.07 PM I still try to find it. A Security
officer said for me to try further to end
Broadway I'm at 6 Broadway St (two)
a long walk I'm tired
10.15 PM I found it AND Bell Hop
[illegible] I'm [illegible]
at Rector Because [illegible]
[illegible]
Battery Place (10.20 P.M.)
10.35 PM at subway station NPR
[illegible] Broadway Times Square

John J. Crapo, Pro Se AAABE
April twelve (12th) Year 2003
~~Seventeen (17) steps~~
~~Seventeen (17) steps~~ Sixteen (16) steps
But told station for R+N is closed
I was at Rector Stop 10:40 PM
11:15 PM I walked around Wall and
Pine Streets and didn't notice
a [illegible] [illegible]
15 steps Courtlandt Street (16 stations R+N train)
15 steps [illegible] from sidewalk down 1/2 way
30 steps
Seventeen (17) 11:50 PM Fulton Street
Twelve (12) I plan to take an E train
some [illegible] people [illegible]
the rotary gates [illegible] take token
[illegible] that fare tokens have barred
gates 12 [illegible]
April 13th 2003 Sunday 12:13 AM [illegible]
[illegible] machines to buy a
Metro Card but it doesn't stay
[illegible] the card [illegible] the [illegible] (50)
the machines [illegible] [illegible] to
take bill [illegible] [illegible] steps [illegible]
St. 0658 and 0127 number on
Metro card machine
Park Place [illegible] Metro card
here Chambers St. World Trade Center
Station I need to [illegible] note
18 steps 12:26 AM
03 12:33 AM I [illegible] exit
West side [illegible] Street Barclay
St. Park Pl + Murray St.

John J. Crapo Pro Se AAABE
April 13 2003 Sunday
I tried put paper money into Metro
card machine Metrocard machine
#0658 + #0127 will not take Bills or
change. E train # 3675 at station
but no way I could get to it. Blocked
By gate. It had E Queens Blvd
8 Ave on [illegible] Jamaica Center Parsons/
Archer via [illegible] [illegible] [illegible]
[illegible] [illegible] [illegible] a very [illegible]
[illegible] [illegible] [illegible] [illegible] [illegible]
12:40 AM Park Pl + Church St
NE corner I found a machine #0259
which would accept paper money $Four (4)
minimum I could [illegible] [illegible] good for
29 [illegible] [illegible] to E train
Seventeen more steps to E train
#3607 E train goes to 50 St. [illegible] then to
Lexington Ave [illegible] + I notice Grand
Central on [illegible] [illegible] [illegible] Port Authority But
getting off 42nd Street [illegible] Port Authority Bus
terminal is [illegible] [illegible] ACE 1:09 AM
It's #3807 I'm off 1:28 AM [illegible]
ramp + long walk on tile floored corridor
[illegible] 44 42-44 Street 8 Ave to
Port Authority Bus terminal There were
some [illegible] [illegible] wall through tunnel
From tunnel Port Authority is locked
ten steps up and 18 more
Twelve (12) steps down + Thirteen (13)
More at Port Authority Bus Terminal
escalator / elevator [illegible] off

John J. CRAPO, Pro Se, AA, ABE
April 13th 2003 Sunday
[illegible] stairs Port Authority
[illegible] toilet [illegible] no toilet tissue
[illegible] but NO substantial Bowel
movement 2:05 AM
I was [illegible]
[illegible]
I had substantial Bowel Movement
& I washed [illegible] 2:13 AM
2:15 AM New York Sun Daily
News Hudson News at NJ Port
Authority terminal [illegible]
Police & heavily armed military
[illegible] at Port Authority & [illegible]
places in NYC 9:180 [illegible] LUNCH
at [illegible] Burger [illegible]
NYC NY 625 8th Ave [illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]
I complained [illegible] IRAQ USA Coalition
forces failed to protect IRAQ from
[illegible] museum [illegible]
[illegible]
[illegible]
[illegible]
[illegible]
an important IRAQI [illegible]
[illegible] IRAQ [illegible]
New York Daily News [illegible]

JOHN J. CRAPO, Pro Se, AA, ABE
April 13th 2003 Sunday I glanced at
twenty six (26) stairs to climb to [illegible]
exit Port Authority term[illegible]
twenty-09 steps [illegible] PO
4:03 AM Door locked [illegible]
NBldg
after I climbed stairs - a USPO Employee
came over AND I asked him what he was
doing, he said [illegible] "forget it";
I noticed [illegible] excrement [illegible]
[illegible] I walked [illegible]
to a circular door [illegible] on other end
which was open [illegible] PO BLDG.
4:05 AM I proceeded with my letter CMRRR
to [illegible] 4:55 AM NY
Letter for CMRRR forms completed [illegible]
[illegible]
Kinko's INC New York
24 E 12th St @ 5 Ave
2872 Broadway @ 112 St
191 Madison Ave @ 34 St
16 E 52nd St @ 5 Ave
245 7th Ave @ 24th St
1132 Lexington Ave @ 78th St
21 Astor Pl
1211 Ave of the Americas @ 48th St
105 Duane St
233 W 54th St @ 7th Ave
250 E Houston St
305 E 46th St @ 2 Ave
~~600~~
600 3d Ave @ 40th St

April Thirteenth (13th) 2003
230 Park Ave @ 45th St
747 3rd Av @ 47 St
102 [illegible]
641 Lexington Ave @ 54 St
1122 Lexington Ave @ 78th St
110 William St
100 Wall Street
5:13 Am
5:47 AM [illegible] No
5:60 [illegible] 500-7500 7th Ave
NYC 10018
Lobby to Mr Oscar Handlin
10 Agassiz St
02140-0018
at four corners
7:25 Am USPO J.A. Farley
Black CM receipts
7002 3150 0001 0718 7507 (6203)
(6272) (6210) (6227) (6197)
$ US Treasury notes [illegible]
8:30 AM PUFF-N-STUFF @ Penn PLZ
$ Five NY Times [illegible] Wall
[illegible] advertised [illegible]
NY Times [illegible] Bush Admin [illegible]
[illegible] USA [illegible]
Veterans Affairs Hospital IRAQ looting
[illegible] Roy Rogers [illegible]
[illegible] when [illegible]
USA [illegible] IRAQ [illegible]
invasion

John J. CRAPO [illegible] AA ABK 4.58
April Thirteenth (13th) 2003 Sunday
Roy Rogers egg patty - eggs scrambled
[illegible] contrasts and all product-
ion reserves consumers. high paying / high status
jobs
IBUPROFEN
10:07 coffee Roy Rogers is across Ave
from Penn Sta
10:10 AM NYT [illegible] school
student at Brooklyn [illegible] the [illegible] day
10:45 AM NY Port Authority terminal men
room
11:10 AM used Men Room. I had
Bowel Movement toilet automatically flush
ed before looked at stool. Bowel movement
I urinated & I washed [illegible]
4:30 PM probable arrival time at Boston
by Bus - departure time 12:00 noon
[illegible] arrival time was 4:30 PM
11:45 Am in line INQUISITIVE person
[illegible] LOCA [illegible]
[illegible] she reluctantly
admitted [illegible] apologized I told
she [illegible]
[illegible] I [illegible]
[illegible] I'M [illegible]
[illegible] Boston [illegible] too
personal
Bus # 38 586 my seat 38/35
[illegible]
[illegible] woman [illegible]

John J. CRAPO Pro Se AA ABE
11:55 AM 11:55 AM 13 Jan 2003
talking [illegible] a bus. Someone stares
this way from seat immediately in front
of seats 36/35
New 2?? Cinema
Mr Deeds movie of Mary [illegible]
Someone close to Everest of Mount Everest
Psychologist is two in two (02)
[illegible] in seat in front of me I'm on side
of bus nearest center of Amsterdam
[illegible] Ave Man to my right
talks + talks
This is a Peter PAN BUS
[illegible] bath
[illegible] Magazine issues of [illegible]
[illegible] TRACY are [illegible]
1:30 PM I [illegible] PM
Shareholder [illegible] movie 1:20 PM Man
had a minimum of one(?) shares when there
many [illegible] who was biggest stock-
holder [illegible] voted down he said he'd
[illegible] so to defeat the [illegible]
1:23 PM sharp TURN father [illegible]
[illegible] 1:25 PM mushy movie [illegible]
missed out I noticed woman who [illegible]
[illegible] and [illegible] to the stock
[illegible] who saved his life
Someone WITH GOLD ON his cap
1:35 PM Same man in my seat [illegible]
bothering me
[illegible] in French [illegible]
two [illegible] spent lots + lots of

John J. CRAPO Pro Se AA ABE
about [illegible] (13th) Jan 2003 Monday
[illegible] suggestive nothing behavior
objectives tomorrow
Bus [illegible]
1:45 PM woman has child (infant) stand-
ing in her as she sits in chair. I wonder
about the stress
[illegible] we drive through - Do we
stop (1:48 PM)
DRIVER goes towards Men's ROOM. I Do Not
TURN AROUND - I hear someone's noisy (radio?)
1:50 PM clump clump clump - after a slam
+ click Bus departs
[illegible] 2:10 PM I looked at [illegible] of
Manhattan [illegible] theatres but I noticed them
[illegible] movies [illegible]
VARIOUS costly TRAVEL chances
infant whimpers
UNIVERSITY costly chances 2:35 PM
2:38 PM [illegible] stop [illegible] DRI-
ver Just A Women ladies and gentlemen
2:43 PM we go OUT onto highway
2:47 PM [illegible]
2:50 PM I URINATED no SINK in close
to wash Bus [illegible] some
3:11 PM cellular phone call
HAMPTON [illegible] passed us on
right [illegible] not much of enough
3:37 PM I passed by [illegible] AUBURN [illegible]
Just [illegible]
3:42 PM [illegible]

John J CRAPO Bro 10 A ACAME
April 13 (thirteenth) 2003 - Sunday
No 1 [illegible] South [illegible]
3:50 PM at SoSTA
4:10 PM rude people [illegible] [illegible] making me wait although I'd opened door
Southworth: 4:17 PM
Boston Sunday Herald $1.75
Not a nice [illegible]
[illegible] [illegible]
two [illegible] 4:20 PM
[illegible] Sunday [illegible]
"Bug" says [illegible] [illegible] winners
[illegible] [illegible] [illegible] but suspects something wrong
Elizabeth Poirier
4:35 PM [illegible] [illegible]
[illegible] [illegible] [illegible] [illegible]
[illegible] [illegible] [illegible] [illegible]
[illegible] [illegible] [illegible]
[illegible] [illegible] [illegible]
[illegible] [illegible] [illegible]
[illegible] [illegible] [illegible]
[illegible] [illegible] [illegible]
5:08 PM [illegible] [illegible] [illegible]
[illegible] [illegible] [illegible]
[illegible] [illegible] [illegible]
5:40 PM [illegible] [illegible]
[illegible] [illegible] [illegible]
[illegible] [illegible] [illegible]
[illegible] [illegible] my [illegible]

John J CRAPO Bro 10 A ACAME
April 13th (thirteenth) 2003 Sunday
my objectives tomorrow buy [illegible]
my IRS tax return soft cotton socks
my tickets to NYC RT
my meal [illegible]
Bank
Laundry
The [illegible] check was embarrassing & [illegible]
then I used men's room [illegible]
[illegible] [illegible] [illegible]
then [illegible] [illegible] which to rest, which [illegible] place at which I hope to sleep
my headache is E/O
5:50 PM I spread out my poncho on which I hope to sleep on [illegible]
Anti-psychotropic medicine
Boston Herald Magazine [illegible] as [illegible]
Tomb of Saint James recently an ancient [illegible] burial box was found allegedly that which [illegible] St James
[illegible] [illegible] [illegible]
[illegible] was a stone box that is said to be back to first century according to ancient tradition St James was buried in a [illegible] cave outside Jerusalem [illegible] usually [illegible]
[illegible] [illegible] St James is half brother to Jesus AND [illegible] James, Joseph & Jesus were common during the first Cent. [illegible]

John J. CRAPO pro se AA ABE
April thirteenth (13th) 2003 - Monday
[illegible] stone box of ossuary
of Jesus, James and their families spoke
Aramaic, the language adopted by the
Jews when they were exiled to Babylon
[illegible] which includes part of modern day
IRAQ. The language of the [illegible], the
Jewish scriptures is Hebrew, the com-
mon language of the Byzantine [illegible]
was Greek. James lead the church
at Jerusalem. St. Paul called him one
of the pillars of the early church.
[illegible] the article on the
Apostle St. James. My leg has spots [illegible]
in ankle area.
[illegible] 9:50 PM I try to sleep to 11:10 PM
[illegible] windows is open some
[illegible] it's cold to 11:55 PM
[illegible]
[illegible] to sleep I'm cold
[illegible] close windows
[illegible] but [illegible]
[illegible] windows [illegible]
[illegible] cold [illegible] got me a blanket
[illegible] was hard [illegible]
[illegible] my fatigue [illegible]
[illegible] April 14th 2003 Tuesday
[illegible] 2:55 AM I try to sleep to 4:30 AM
[illegible] [illegible] more [illegible]
[illegible] [illegible] 4:30 AM [illegible]
[illegible] (CRINSTON) [illegible] small men's
room [illegible] I use my
own brush and paste [illegible]

John J. CRAPO pro se AA ABE
April fourteenth (14th) [illegible] 2003
Tuesday. When I got up at 4:30 AM
it was after I put on my boots and laced
them up. Then I put blanket in big
cart. Big cart. Then I walked to men's
room. I shaved too.
I sat now at table in big room at
end of building adjacent to Back Yard.
The tables are put up after 4:30 table
was put up after 4:30 AM. That's
how it was before. I didn't notice to-
day. When I took my shower I tried
to get to [illegible] men's room the nearest
[illegible] room but couldn't do so with
people out stretched on floor so my
route to it was [illegible] around the
center area of the building. Others
were out stretched on floor. Some on
mats. There was space for me to
get get to large men's room. When I
showered it was slowly - [illegible]
of soap, [illegible] other troubles
when getting dressed. There are many
buttons on my apparel which slow
and hinder me.
objectives
MY IRS TAX RETURN
MY TICKETS ROUND TRIP TO NEW YORK CITY
MY MAIL AT MY PO BOX
BUY ~~UNIRR~~ soft cotton tall socks
go to BANK
WASH [illegible] my clothes

John J. CRAPO pro se AA ABE
April Fourteenth (14th) 2003
Now to breakfast line
I noticed after 4:50 AM a man
in a wheelchair who was here before
recently I noticed him at Tremont Street
sidewalk opposite in downtown Boston
near the Boston Common BOSTON COM-
MON A CUP OF WATER I Had after
I BRUSHED MY Teeth
6:27 AM HOMBI
World Bible cupcake
Black coffee $3.03
Breakfast in cafeteria pancakes [illegible]
[illegible] [illegible] [illegible] coffee
[illegible] IBUPROFEN
[illegible] Bldg [illegible] phone at main
desk of the [illegible]
Boston [illegible] costly [illegible]
News IRAQ [illegible]
[illegible] Hussein was [illegible]
[illegible] [illegible]
[illegible] [illegible]
[illegible] noticed ambulance [illegible]
[illegible] Street CNN [illegible]
[illegible]
Wheels [illegible] I noticed a fire truck [illegible]
personnel at [illegible]
7:29 AM my Bowel Movement [illegible]
[illegible] afterwards
7:30 AM [illegible]
7:43 AM Talking [illegible]
[illegible] [illegible] [illegible]

John J. CRAPO pro se AA ABE
April fourteenth (14th) 2003 Monday
[illegible] [illegible] USE 7:45 AM I [illegible]
WAS ON AT JUN [illegible] (cash area) on [illegible]
7:50 AM my Commercial [illegible] A New
commence Boston Globe 7:55 AM ($.50)
little resistance at President Hussein's home
town (city?) Palestinian Leader Yasser
Arafat objects to cabinet proposed by Prime
Minister [illegible] MAHMOUD ABU MAZEN
ABBAS [illegible] USA Military Killed in [illegible] With
IRA additionally nearly 500 injured Collection
of letters [illegible] Mr. Ernest Hem-
ingway [illegible] to the John F. Kennedy
Library & MUSEUM
8:15 AM [illegible] [illegible] [illegible] AM
Village [illegible] [illegible] Cleaning
Cleaning machine & doing other tasks
8:20 AM [illegible] [illegible]
article commercial [illegible]
$ one (01)
Dear god [illegible] and [illegible]
in [illegible] men [illegible]
on the neighborhood [illegible] your village
[illegible]
[illegible] are [illegible] [illegible]
[illegible]
[illegible]
John J. CRAPO pro se AA ABE
[illegible]
9:42 AM [illegible] [illegible] Bank
(Withdrawal) [illegible]
#00097430 9:49 AM

John J. CRAPO pro se AA ABE
14 April 2003 Monday mishawn Crewe
BG598673800 D 7 (20)
BB557895670 [illegible]
BF82417513B F6
CC52732956A C3 $10
BB90883723A B2 $10
BA49013852A A1 $10
CA07722893A A4 $5
GA17065945A A4 $5
10:13 AM Souper Salad [illegible]
[illegible] 2 Bagels [illegible]
[illegible] I used man's room
[illegible] because [illegible]
[illegible] I used stairs [illegible]
[illegible] 10:50 AM to Winter St MBTA
Elevator Note
Bear MBTA collector Winter St
25¢ for my admission
[illegible]
[illegible]
John J Crapo Pro Se
10:55 AM
#01143 11 AM Park St to Porter Sq
[illegible] Am elevator collector to [illegible]
to work [illegible] CM receipts
7002 2410 0006 3865 0457
(6/04)
[illegible] receipt Bob Slate STA
[illegible]
business at [illegible]

JOHN J. CRAPO Pro Se AA
ABE April 14th 2003 (Mon)
143.79 Charge MC
130.00 Fleet
also left [illegible] USPS vce
receipt 1953 MA 4 AW 25¢ [illegible] back
I tried [illegible] but it wouldn't work
12:03 PM
12:10 PM [illegible]
$14.83 CVS Porter Sq
I collected [illegible] [illegible]
some sundry also item
12:50 PM Down two (02) elevator Porter Sq
MBTA train drew out sta as I arrived 25¢
143.79 two (02) US Postal Svce Money orders
130.00 [illegible] DISC [illegible] at
[illegible] square but not clear what [illegible]
#0184 12:57 PM 1:13 PM hard to
get [illegible] to Winter St [illegible]
[illegible] 1:26 PM [illegible] Bank
Withdraw $130 - Fleet
$1.43 [illegible] [illegible]
5 Trans [illegible]
2.78 1381.05
-3 USPS svc chgs 280
2.81 [illegible] 1095 05
-5 [illegible] 1075.05
2.86 mishawn Crewe
1:42 PM
BB68148435A B2 (5)
BA00645611A A1 (5)
Next Page

John J. CRAPO pro se
April 16th 2003 MM

BC 839258390 G7 (20)
AK 216517978B (10)
BC 26163999E B5
AB 02851891G B2
AP 15546255E A
BC 27021864A E5 (10)
BJ 02011743A 910 (10)
C3 61360288B B2 (10)
BL 3116621C X5 (5)
CA 7579310A A1 (5)

9 755694115B 20 $20
AO 303689156 D4 20
AO 8452209 5C DH 20
BM 1933998E A1 20
CA 40524694A A1 10
BA 48129102A A1 10
BB 45078 28C B2 10
CC 358337424A C3 10
BD 04448694 D4 5
BL 0557897 B 5

2:10 PM J CRAPO

11/43
130
2:29 PM

John J. Crapo pro se AA ABE
August 17th Year 2003 Tuesday
I must urinate 2:50 PM I must leave
now
Men's Room 3:06 PM Burger King
Center Plaza - 5:24 chicken
meal Cambridge chronicle takes ads
re: church services Jones costs/prices
3:28 PM
4:10 PM Bus Station
my attention plan
April 16th 2003 Express Midnight
leave Boston 12:30 AM
arrive at NYC 4:50 AM
April 17th 2003 (Thurs) Express
leave NYC 12:30 PM
arrive at Boston 4:50 PM
my ticket permit Round trip $ forty ($40)
I asked for my M1 but it was left
out by Clerk 4:25 PM
4:28 PM He explained to sales associ
ates how trouble a man less
community illiterate
4:04 PM MBTA 35 & 350 Sta 0889 ?
Someone thinks me has track
Sandbox for ad's mind 4:46 PM
ed provided
5:15 PM Holiday Inn near My Ht
Mc Jennike Worldwide Reservations
5:19 PM 1-800-Holiday
... they ... are
busy Dorsel Holiday Inn 57th Street
9th + 10th $169 ... 3 PM ... Next

John J. CRAPO / Pro se AA ABE
14 April 2003 (Monday)
Holiday Inn Midtown
440 W. 57th St
NYC
non smoking
169 one (1)
[illegible]
confirm# 65867349
(12) 2 PM → checkout 5:33 PM
6:45 PM I'm here. Security checks me by a strong employee
[illegible] the large room [illegible] [illegible] was [illegible] I [illegible] swarm [illegible] [illegible] [illegible] just a [illegible] soap
[illegible] the mat & put it [illegible] when I find it satisfactory
My meal ticket is 837
[illegible] psycho [illegible] medicine
6:50 PM I try to sleep starting 6:55 PM
[illegible] put down my poncho over [illegible]
12:25 AM 15 April 2003 [illegible]
[illegible] I [illegible] [illegible] [illegible]
[illegible] [illegible] [illegible] I used my Procter & Gamble [illegible] shampoo [illegible] I wash myself [illegible] [illegible] [illegible] & dress
[illegible] my clothes [illegible] [illegible]
[illegible]

John J Crapo pro se AA ABE
My schedule tomorrow
Shower about 1 AM. If I can find soap dispenser empty I'll use Mr. Procter and Gamble shampoo which I've in my black bag
also [illegible] for cash
also tax return
15 April 2003 - Wednesday
When [illegible] large [illegible] room employee [illegible] I said [illegible] I'm [illegible] but want to sleep more and he said okay. I'm at sleeping spot after [illegible] blanket [illegible] [illegible] [illegible] very briefly
[illegible] someone sleeps in same place [illegible] [illegible] I put down my [illegible] mattress I have on floor - [illegible]
[illegible] 16 AM [illegible] [illegible] [illegible] [illegible] of bothering me
1:18 AM I try to sleep [illegible]
[illegible] was [illegible] blanket was issued, put down my poncho on top of mattress unceremoniously
[illegible] I noticed the person [illegible] next to my [illegible] was a man whom I notice [illegible] [illegible] in [illegible] [illegible] and who was here before
I use [illegible] room [illegible]

John J. CRAPO PRO SE AA ABE about fifth DBS [illegible] room - I [illegible] and wash my hands - there was but a drop of soap from the dispenser at [illegible] I sit at table in ROOM Next to Back YARD MAN Next time is seated with his head down on table [illegible] others at table are Same [illegible] others at table - [illegible] is seated looking in opposite direction and [illegible] listens to a radio

4:58 AM on table is a partly used [illegible] Now I proceed to cigarette which looks like it was rolled also next [illegible] that cigarette is a package which might next [illegible] is sug-ar and also a plastic bag 5:01 AM

As I sit here I think of my studies of Jewish history of the holocaust and the dread [illegible] resettlement program of Herr HITLER AND the process of how it WORKED ACCORD-ING to ASSIGNED READING OF the COURSES.

Someone who is seated next opposite me at table who apparently wears [illegible] would NOT SURPRISE me is engaged in SCRIPTURE study

I was very sleepy - [illegible] Patterson [illegible] I have dizziness and

John J. CRAPO Pro Se AA ABE about fifteenth (15th) 2003 Tuesday 2003

I walk STIFFLY AND AKWARDLY

5:09 AM now to a small men's room

5:33 AM [illegible] I knelt down in Men's room as I searched my satchel for my [illegible] Crest tooth brush and paste I silently prayed for my having patience as I must endure all the unpleasantness - I prayed too that the Lord will bless me [illegible] nominee [illegible] W. P. Segarra SEGARRA I found the paste and brush also I found my shaver and shaving cream I did my oral care and my shaving 100 Try dental Flossing but [illegible] the Floss broke re-peatedly There was no soap from dispen-sers above Men's room sinks

I'm in despair and I'm DESPONDENT I'll put my poncho in its covering a small transparent envelope

5:30 AM (6:18 AM) as I walk to Breakfast line a man was [illegible] to me He said I had too many things with me He kept interrupting me when I said I do not have a locker He began waving his hand and fingers in a threatening manner towards me Briefly I [illegible] I got to breakfast line there were two (2) in very narrow hallway which [illegible] at cafeteria (dining room) door a [illegible] PLC [illegible] came out of cafeteria [illegible]

John J. CRAPO Pro Se AA ABE
April fifteenth (15th) Year 2003 Tuesday
Even now I'm disturbed DISTURBED
6:02 AM my Breakfast black coffee oatmeal sliced ham (which I didn't eat) milk, Donut, banana. Someone [illegible] told me before BEFORE he was robbed [illegible] of valuables in locker on Sec 2 FLOOR, who sat NEXT to me asked me for my slice of ham. I said he could have it. He reached with his hand and took it. While at cafeteria table I heard words of anatomy used offensively.
6:27 AM I proceed to Mobil Station [illegible] 303 [illegible] [illegible] coffee & cup cake. [illegible]
[illegible] would say USA military are withdrawn FROM IRAQ vs attention focusses on SYRIA. Weather today 79°/56° breezy. Wed 64°/49° chance of showers. [illegible] [illegible] chance of showers
[illegible] conversation with threatening aggressive man before breakfast today [illegible]
Mr Wayne Woolley suggests US military [illegible] IRAQ [illegible] [illegible] MacArthur [illegible] governed post WWII Japan
[illegible] Clinton [illegible] [illegible] [illegible] Chester [illegible] quarter [illegible] troubled [illegible] loans & other matters. [illegible] Bar [illegible] [illegible] [illegible]
BRIAN T. McNALL [illegible] [illegible]

John J. CRAPO Pro Se AA ABE
April fifteenth (15th) 2003 Tuesday
[illegible] 7:20 AM Tai Tung Village Laundromat $1.00 (two packs of [illegible])
I Need to URINATE
[illegible] Mobil $ two (02) changed to quarters [illegible] [illegible] section South [illegible]
7:37 AM 2nd [illegible] Junior W74 Commercial [illegible]
Quebec separatists in Provincial elections are defeated by the Party which favors the Province of Quebec Quebec continuing as a Province of the Confederation of Canada
Chief of Bogdad PLC Dept tries to get Police to return to work
$1.50 (8:07 AM) $1.50 (8:07 AM)
Wash my clothes again they are staining
I hear two (02) [illegible] [illegible] [illegible] persons in the place
I was thinking of the study of Spanish getting a Spanish Bible and then translating it to English scripture readings in [illegible] and [illegible] publications book
[illegible] to PO to get [illegible] RETURN US IRS
[illegible] Get Money to pay for my (01) NIGHT at INN NYC
Twelve (12) noon is checkout time at Holiday Inn (2 PM) check out as Member of Holiday INN CLUB checking is 3PM at Holiday INN
This MORNING I HAD TROUBLE getting medicine out of medicine bottle instruction

John J. GRAPO pro se AAABE
April fifteenth (15th) 2003 (Tues)
of Medication IN 3108 Bott - so pills were
hard to get

My clothes are stained! Second
WASH failed to help I MUST Buy Stain
removers

Drowsy, sleepy & like serious Fat-
igue
#Seventy(7) commercial dryer ? 1.00 (for)
8:45 AM NOW

#Ten Commercial dryer is out of
Service (Eleven(11) commercial dryers are
OKAY

walked to RS at PO NOW 9:55
Air got its instructions 2002 [illegible]
1040A

Barbara Bert [illegible] torn record
In the Wake of the Plague
the Black Death + the World It made 1465
by the Mr Norman F. Cantor
Emeritus Professor of [illegible] of History Sociolo-
gy + Comparative Literature of New York Uni-
versity 10:32 AM
2366 Wendy [illegible] + IBUPROFON
71 SAMMY ST Bush [illegible] club
In the Wake of the Plague (seventy at least)
[illegible] of the European pop. died in the pestilence
[illegible] contemporaries called it Black
Death [illegible] called after 1800
1350 1349 1348 Oct [illegible]
the so called Spanish Influenza
epidemic of 1918 killed [illegible] fifty

John J. GRAPO Pro se AAABE
April 15th 2003 Tuesday
million people's estimates world-
wide the mortality [illegible] of 1918
was obviously [illegible] in
comparison to the Black Death
1387 to 1350 which [illegible] 30% to
50% of Europe's population
In [illegible] Ingmar Bergman
1957 [illegible] the Black Death [illegible]
ed Sweden by 1350 - 1350 caused
an era of [illegible] world
spread [illegible] or [illegible]
The great [illegible] devastat-
[illegible] the European
[illegible] 1348 - 1355 [illegible] loss
[illegible] of black death the succeed
ing outbreaks [illegible]
mortality [illegible]
In the 13th cent [illegible] Engl &
Wales had [illegible] A. R. 15 Any
Burnt [illegible] from side walk [illegible]
[illegible] out in [illegible] St
11:55 AM [illegible] Branch B. Pub library
12:43 PM [illegible] letters [illegible]
including [illegible]
[illegible] 1:55 PM up B)
Bldg [illegible] acct # 000 51430
[illegible] 97130
10/18/ Ms CARISSA BURNELL
868 400 2700 AB 2969 84671 B2
350 AA 176 609 794 A 1
+50 80 AD 264 75180 A DY

84

John J. Crapo, Pro Se AA ABE
April FIFTEENTH (15th) 2003 Tuesday
BE 622494453 D ES $20
12 PM Zurheo, Inc. Cantly PLZ
$ two (02) [illegible]
JFK Post Office
$4.65 USPS
CM 7062 3150 0000 8896 9710
as deposited Mr Scott Scott M
inquired if I [illegible] PC [illegible]
[illegible] to [illegible] conservative
also stchldr [illegible]
2:30 PM CVS Pharmacy
Cantly PLZ ENV #500413
500413 my returnable camera
$2.58 CVS Pharmacy
for returnable camera
Staples 25 Court St
[illegible] File box
Univision [illegible] Shumeas
+ Spic [illegible] 2:55 PM
$1.200 [illegible] Stationers
[illegible] 3:40 PM
4:05 PM South Station Bus Terminal
[illegible] 8:47
South Station Bus Terminal [illegible]
[illegible] Club [illegible] quite good
also [illegible] there is a [illegible]
[illegible] to [illegible] restaurants
[illegible]
[illegible]

85

John J. Crapo Pro Se AA ABE
April fifteenth (15th) 2003
I'm very weary & [illegible] up to [illegible]
my department & I was told [illegible] big [illegible]
can join baggage section with my [illegible]
smaller articles may go with me in
bus
I'm [illegible] being here and
not at shelter
5:57 PM CVS 340 Washington St
Bos MA IBUPROFEN
outside man in wheel chair whom
recently I noticed at [illegible] St [illegible] I told
him I wouldn't be at shelter tonight
Mr Jim Nelson [illegible] walk at
[illegible] I'm going to NY
[illegible]
[illegible] Five (05) [illegible]
6:15 PM [illegible] McLean PLZ
[illegible]
fourteen (14) copies Fleet Nat'l Bank
eleven (11) copies Chase Manhattan
twenty five (25)
six (06) Dow Jones Company, Inc. Stockholder
[illegible]
9:04 PM May work here at Zurheo's
Inc. nearly [illegible]
I noticed [illegible] DJ & Co Inc proxy
statement the company is [illegible]
shareholder [illegible] to [illegible]
[illegible]
[illegible]

John J. CRAPO pro se A.A. ABE
affidavit (of [illegible]) year 2003
[illegible] mention is made of Ms
Evelyn J. DAVIS on subject
10:29 PM McDonald's So Station
two miles I-78 IBUPROFEN
Concert goes on in So Station
long wait for [illegible] at McDonald
a [illegible] to make [illegible]
of my bus ticket
10:45 AM PM US PO at KF Pt
very crowded [illegible] last minute tax
filers - copy machine out of service
in PO
[illegible] 80 out of 106
copies [illegible] copy machine
self serve 11:02 PM now to bus
11:25 PM at South Station Bus Station
Time of station is 11:30 PM
Many in line gate #3 then 11:29 PM
11:33 PM [illegible]
[illegible]
11:35 PM
11:40 PM lots & lots of Baggage
[illegible] portable cart & my large
4:15 AM arrival time [illegible]
traffic
Elder Bus [illegible]
Bus [illegible]
[illegible]
11:48 PM Plymouth [illegible]
Brockton Bus Went By

John J. CRAPO pro se AA (ABE)
April 16 in 2003
#2 11:52 PM VT Transit Bus
Went By
11:52 then another Vermont Transit
Bus went by
11:55 PM Screener - an officer
[illegible] all persons
[illegible] for NYC Bus
April 16 in 2003 now 1 AM hot
and [illegible] 12:01 AM Bus here
[illegible] gate [illegible] Dock three
Bus 6088
Bonanza Bus Went BY
12:09 AM driver [illegible] Bus [illegible]
[illegible]
NYC to Boston Bus [illegible]
[illegible] here 12:10 AM
12:13 AM [illegible]
Bus [illegible] 988 [illegible]
[illegible]
notice on Bus front
[illegible]
[illegible]
[illegible] Bus [illegible]
Ms Ramos [illegible]
my portable cart [illegible]
[illegible] passengers
[illegible]
[illegible]
[illegible]
[illegible]
[illegible]

John J. CRAPO prose
April 16th 2003 - Wed
12:25 AM We depart - [illegible] violates driver instructions - [illegible] Has a radio on of something in [illegible]
[illegible] 4 [illegible] AM driver [illegible]
We arrive at NYC - maybe later if we have encounter travel prob lems at 3:50 AM I slept some some of it [illegible] there was lots & lots of talk by passengers [illegible] [illegible]
[illegible] New York & slowly proceed to [illegible] port Authority Bus Terminal
My QUEDAEA drives
We got here 4:15 AM (4:20 AM)
4:50 AM I used men's room [illegible] oral care & I splashed water on my visage & felt like a bowel movement but I didn't have it
[illegible] [illegible] [illegible]
[illegible] [illegible] 3 [illegible]
Hudson News 4:55 AM
No soap in Port Authority [illegible] men's room I couldn't find elevators
USPO Mr J A RARCEY - very [illegible] [illegible] [illegible] [illegible] [illegible] the elevator 5:22 AM Blair [illegible]
7002 3150 0006 1848 6106 6359
$ 2.20 $ 8.84
Hudson News, Penn Station 75 ¢
6 AM NY Daily News & Post
Down escalator at [illegible] to subway entrance & [illegible] [illegible]

John J. CRAPO prose At ABE
April 16th 2003 (Wednesday
Sold me a [illegible] [illegible] [illegible] [illegible] card for [illegible] [illegible] and [illegible] me where [illegible] [illegible] & down was to [illegible] subway to get N or R Subway 6:28 AM
-15 - 9 steps horrendous up
-17 steps (down) to 34 St MTA
N 4475 [illegible] [illegible] and [illegible] [illegible]
7 AM Rector St [illegible] down [illegible] place subway stop
-15 - 15 horrendous stairs to street Bacon [illegible] on bun
$ 2.25 Chamn [illegible] Gourmet Deli
71 Broadway NYC NY 10006
Mr Matt Lauer and Ms KATE KOURIK
New York Post Terrorist [illegible] IN [illegible] [illegible] to flee to Syria but Syrian Border Guards [illegible] him away
Job cuts in NYC (Mr DAVID SEIFMAN City Hall Bureau chief), police [illegible], [illegible], [illegible] Parks, recreation [illegible] & [illegible] of the Former President Bill Clinton [illegible] [illegible] [illegible] [illegible] [illegible] [illegible]
[illegible] [illegible] [illegible] [illegible] [illegible] [illegible] [illegible]
[illegible] by Ms Kourik [illegible] [illegible] [illegible]
[illegible] IN [illegible] IN [illegible] [illegible] [illegible]
[illegible] [illegible] [illegible] [illegible]
[illegible] NYC [illegible] [illegible]
I signed parish church register
I sit in pew Trinity Church [illegible] NYC

John J. CRAPO pro se AAABE
April sixteenth (16th) Year 2003
at Broadway I'm in pew near end
of church chimes 7:55 AM

I pray especially for Mr W. P. Segarra, his mother, his brother a USA Air Force physician and his other loved ones. I pray for my President & all others in authority for the military, for the Legislative Branch & Judicial Branch of government. I pray for a safe trip here & return to Boston.

I thought of the share[illegible] [illegible] should it be on how kindness is dispensed.

8:04 AM confession
8:10 AM I [illegible] very fatigued

I wrote on pad [illegible] my statement 8:45 AM for the Dow Jones Company Inc. Meeting of Shareholders and [illegible] Meeting for the purpose of the Annual Meeting of Shareholders of Dow Jones & Company, Inc.

I pace back & forth along Broadway 9:25 AM [illegible] sidewalk to go in north direction to [illegible] Macomb Mansion [illegible] the second presidential mansion occupied by General George Washington Feb 23 to Aug 30 1790.

[illegible] placed by the [illegible] [illegible] Daughters of the American Revolution 1939
[illegible]

John J. Crapo pro se AAABE
April sixteenth (16th) 2003
[illegible]

As I sat at church [illegible] many I thought the shareholder proposal is a proposal concerning how kindness is distributed by the Corporation's Board of Directors.

Myself I'm very fatigued. I live in a homeless men's shelter at Boston and at 4:43 I got up yesterday and haven't been to bed since. I did sleep a few minutes on the bus coming here. Troubles keep intruding.

I signed the church visitor book and I wrote a very brief note my purpose for coming here to New York City is to attend the stockholder meeting and present my shareholder proposal.

Yesterday I bought a book authored by a professor emeritus at New York University [illegible] Black [illegible] a glance at just a few pages but it [illegible] speculates what the impact it had on the world then and the centuries that followed.

I think too what the impact of whatever Board of Directors does concerning the [illegible] of kindness the effect that will have on the generations to come.

John J. CRAPO pro se A.A. ABE
April [illegible] (16th) 2003 - Wed.
Smacked [illegible] New York Times down [illegible]
[illegible] of Bakery Paste
I put N.Y. Times back where I was
kept under it, put N.Y. Daily News ?
FRUIT CUP - IN plate - MMMS PLASSY ↑
Mr. [illegible] here
Used men's room First floor
before getting up here floor [illegible]
My things are checked #502
10:54 AM
11 AM Mr. Kahn [illegible]
Talk by Mr. Kahn on matters of
election of directors
Thoughts & prayers for our [illegible]
[illegible] military 11:18 AM
Dow Jones news wires
Bancroft family for over 100 (one hundred years)
protected editorial integrity
approximately [illegible] full of people
30 million dollars damage [illegible] Sept. 11 2001
exposure [illegible] in [illegible]
12:05 P.M. [illegible] presentation of my stock holder
proposal 12:12 PM
12:13 PM adjourned MORE FRUIT CUP
[illegible] a long walk [illegible]
of BROADWAY I got to City Hall [illegible]
20/15 stairs at City Hall STA
1:04 PM
#4446 N TRAIN City Hall Station 1:09 PM

JOHN J. CRAPO Pro Se A.A. ABE
April [illegible] (16th) Year 2003 - Wednes-
day
[illegible] addendum P. 92
Prior to my leaving the stockholder
meeting location I heard personnel of the
Hotel say left overs of the refreshments
are donated to charity by the hotel. I ex-
pressed my concerns fruit which I ate
was no longer refrigerated. What
about the people who eat it
will they get sick from food which is
spoiled. I noticed bread out which will
be donated which will not be fresh
which will be stale
49th St Subway 1:20 P.M.
The N.R. trains go to 57th street W 57
th Street W. 57th Street
5/59 (R) train 1:27 P.M.
Nineteen (19) steps at 57th Street 7th AVE
1:35 PM [illegible] [illegible]
sixty (60) steps up six (6) more
up fifteen (15) more up on last three (3)
steps a lovely man helped me
[illegible] PM [illegible]
[illegible] 1877
[illegible]
9:15 AM [illegible] INDIA
11 AM English [illegible]
1:00 A.M. Rauschenbush [illegible]
[illegible] [illegible] to 422
W 57th St

John J. CRAPO Pro se AA ABE
April Sixteenth (16th) Year 2003 Wed
$139 deposit [illegible] 2 P.M. tomorrow
My Vesna
She sees me [illegible]
$170 [illegible] 2:08 PM
Holiday Inn 440 W 57th St
NYC NY
2:30 PM in Room #424 I used my
bathroom + urinated I got some ice
small bar of soap in bathroom + [illegible] show-
er Bathtub + smaller cake of soap in
bathroom sink I took some photographs
My [illegible] psychotrophic medicine
[illegible] get Television to WORK
3:06 PM I try to sleep [illegible]
[illegible]
[illegible] 10:25 PM [illegible]
I use my Bathroom to urinate
10:27 PM I try to sleep to [illegible]
I use my [illegible] bath room [illegible]
[illegible] April Seventeenth 2003 I use bath
room I set alarm [illegible]
2:52 AM I try to sleep [illegible] AM
[illegible] I use [illegible] bath room
to urinate [illegible]
[illegible] 4:25
I have [illegible] 4:32 AM
[illegible] to sleep I can't [illegible]
[illegible] 4:33 AM I try
to sleep [illegible] AM [illegible]
I still want [illegible] 6:02 AM I try to
sleep to 7:20 AM I slept some

John J. CRAPO Pro se AA ABE
April Seventeenth (17th) 2003 Thurs
I use bath room 7:27 AM I try to
sleep - I was awake I [illegible]
[illegible] I slept a few minutes I [illegible]
[illegible] restful sleep 8 AM
[illegible] Bath [illegible]
help me I HAVE NAUTIA [illegible]
My Bath [illegible] Shower [illegible]
[illegible] 9:23 AM I was able to [illegible]
to get [illegible] room to work
45°F [illegible] weather [illegible]
depart about 9:45 AM [illegible]
[illegible]
9:54 AM [illegible]
Key [illegible]
[illegible] door man held door for me
Tenth Ave I WALK towards 42nd St (?)
[illegible]
[illegible] 10th Ave [illegible]
[illegible] NY 10019 [illegible]
Tenth Ave Cafe [illegible]
[illegible]
Tenth Ave [illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible] counter [illegible]
[illegible]
762 Tenth Ave is location [illegible]
[illegible] to [illegible] Cafe

JOHN J. CRAPO Pro Se AA ABK

april seventeenth 2003 thurs

at [illegible] 10 in am I [illegible]

NY Times I DIDN'T notice a [illegible]

DJ + Co inc [illegible] [illegible]

[illegible] I walk sidewalk W 42nd

Street 11:15 AM outside NY Port Auth.

Bus Station W42ND Street

The bus depart [illegible] [illegible] steps

[illegible] around corner [illegible] no

[illegible] doors [illegible] automatically

[illegible] [illegible]

door automatic [illegible] door

$2.40 [illegible] News NYC Port Authority

Snacks crackers [illegible] 11:25 AM

[illegible] series of tunnels which

confuse me I must [illegible]

[illegible] chance to catch bus 11:54

AM

12 noon I wait on bus full [illegible]

to leave [illegible] man [illegible] who

[illegible] blue bag on

Bus [illegible] baggage [illegible]

[illegible] to give [illegible]

[illegible] was [illegible]

[illegible] to acknowledge

[illegible]

I sit in [illegible] 12:11 [illegible]

[illegible]

above seat 1202

When I arrived at [illegible]

[illegible]

[illegible]

John J. CRAPO Pro Se AA ABK

april 17th 2003 thursday

via circuitous route had to find

security walked about with automatic

weapons I showed my ticket

to get to bus area

11:50 Am Line [illegible]

Peter pan Bus # 706 705 MA Plate

52 679

Bus jounces about

Someone named Mr Edmund

greyhound employee [illegible] there would

be two (02) busses in - so there will be space

on bus two (02) of Bus one (01) is [illegible]

full up

The Edmund is Mr Edmund MAR-

FO

VT transit Bus [illegible] I can't make out

MV No but it [illegible] VT [illegible] vehicles

[illegible] Rite Aid Pharmacy

the children's [illegible] at W 73 Street

Chicken [illegible]

Use of cellular phones used when

W 73 Street

driver asked they not be used

except in emergency & people talk softly

and such call from seat [illegible] immediately

to my rear [illegible]

[illegible] Bus windshield

Amsterdam Ave We [illegible] 12:18

pm [illegible] crackers I munch

Now cathedral

John J. CRABO pro se
April Seventeenth (17th) Year 2003
12:24 PM that call continuing
12:30 PM I Finished two pkg of crack
ers - also from the Bourbon Peat
last pkg of crackers
IMMediately Before I got on bus I used
Men's Room at [illegible] Bus Depot
12:37 PM 12:42-12:43 pm another
call by person in seat behind
I was reading [illegible]
12:44 PM [illegible]
Times
Ten Nations formally apply for
European Union Membership
[illegible] Peter [illegible]
Walt Disney 1 PM small print [illegible]
me - a sleep [illegible] TRAPP wedding
CAMP [illegible] Camp Walden
Bus pulls over 1:05 PM a [illegible]
STATION Safety STATION Button on Hill
WAY [illegible]
[illegible]
[illegible] college [illegible]
accredit [illegible]
PM [illegible] traffic 1:18
1:33 PM phone call [illegible] person in seat to
[illegible] window
[illegible]
NY Times looking at IRAQ [illegible] Banks
2 PM [illegible]
[illegible]

John J. CRABO pro se AAABE
April 17th 2003
[illegible] bus by passengers
The New York Sun
published Mon-Fri 105 Chambers St
New York City NY 10007
President & Editor Mr Seth Lipsky
Vice President & Managing Editor
Mr IRA STOLL Chief [illegible]
William Rummel [illegible] News Editor
Mr Stuart Marques [illegible]
Mr Robert Messenger Features Editor
Ms Ellen UMANSKY associate editor
Mr William F. Hammond Jr
[illegible] Louis [illegible]
[illegible] Catherine Lowe
Addendum
New York Times [illegible] church [illegible]
[illegible] advertising but [illegible]
[illegible] noticed for Trinity
Church [illegible] Broadway & Wall
Street and Rector St
[illegible] PM [illegible] Boston MA South Station
South North [illegible] 4:25 PM Wall Street Journal
[illegible]
[illegible]
4:47 PM JBS [illegible] South Station 95
Wall Street Journal [illegible]
military in IRAQ [illegible] IRAQ
matter [illegible] Bourbon
5:30 PM outside [illegible]
(Stuart) Boston Herald 50¢
Roy MA [illegible] 8:05 [illegible] 5:50 PM

John J CRAPO Pro Se AA ABE
17 April 2003 Thursday
E Berkeley St AND Harrison Ave at intersection
(OT Meal ticket 34 5:50 PM Maze [illegible] cordially I was received at Door

The person from Haiti plans to next [illegible] brought mattress [illegible] while visiting men's room 6:06 PM I search for my psychotropic medicine [illegible] medicine Mr [illegible] noticed me as he walked by towards [illegible] of this place

I've had my psychotropic medicine

6:18 PM Boston Herald Quick service this holy week Amtrak offers more civilized overnight service to Washington $139-217 for first class which offers the sleeker arrival starting 7:30 AM rather than currently 5:30 AM

[illegible] in on driveway Tommy who was [illegible] who suggested storage place passed me as he left here I came in

Boston Herald obituaries of local area persons who died at IRAQ - AND of New England ones. Also Weather Boston 37°/30° Breezy and colder Friday 43°/30° Breezy & cool Saturday 52°/43° chance of showers

6:54 PM [illegible] to sleep [illegible] 3 AM [illegible] 18 April 2003 Friday I slept [illegible] I got a [illegible] [illegible] try to sleep [illegible]

JOHN J CRAPO Pro Se AA ABE

April 18th 2003 Friday 4 30 Am
I slept [illegible] Many [illegible] NOISE I sit on mat as I write [illegible] my Back just [illegible] 4:55 am I've used urinal in large men's room I wanted to use toilet closet BUT large one(s) - someone in a wheel chair took it Before I could I went to small men's room where I search for my Brocker + [illegible] tooth brush + paste

[illegible] while I wrote a man threatened another by knocking them out saying next time you yell at me I'll knock you out AN A STAFF member warned person about the conduct 5 Am I'll try to find a large commode available or if not a small one where [illegible] later

5:24 Am I went to large men's room and I used commode [illegible] inside [illegible] by door [illegible] at end [illegible] large [illegible] commode [illegible] occupied [illegible] urinated but [illegible] defecated I had cup full of water. I used an empty bottle [illegible] for that purpose [illegible] a toilet [illegible]

I requested at stockholder meeting Dow Jones + company INC that I was required [illegible] my things before entering stockholder meeting room - this is the USA SEC law rule regulation that against misleading INFORMATION appearing in a proxy statement BY

John J. CRAPO pro se AA ABE
April Eighteenth (18th) 2003 Friday
[illegible] on which I had when sleeping
put down between me and [illegible] on
which I [illegible] and attempted to
sleep I've wrapped up and put [illegible]
[illegible] same shopping bag bag I had
with me at the stockholder meeting
April seventeenth (16th) 2003
Mr Philip Kennedy I summarized to
him my circumstances Mr Kennedy is
an employee
5:55 AM [illegible] Mobil Station B Globe
[illegible] Herald + Drake's [illegible] + Med-
ium coffee IBUPROFEN I took
Boston Herald His Holiness the Pope
has warned against Roman Catholics shar-
ing the Eucharist with persons of other
faiths who fail to believe the same as Roman
Catholics [illegible] Boston Univ Professor
says before hostilities began he warned
US central command about [illegible]
of [illegible] of historic archaeological + other
[illegible] artifact as IRAQ
Boston today 45°/58° [illegible] cloudy [illegible]
Sat 52°/44° [illegible] [illegible]
Sun 57°/45° [illegible] [illegible]
Comments that White House Chief of Staff
Hon Mr Andrew Card was speculating
Mr J Paul Getty [illegible] 70 YOA has died
Hon Mr John Paul Getty [illegible]
6:23 AM I [illegible] [illegible]
Herald [illegible] [illegible] What I was

John J. CRAPO pro se AA ABE
April Eighteenth (18th) 2003
Friday [illegible] [illegible] a [illegible]
[illegible] [illegible] I was [illegible] on 3' to
4' high concrete wall outside [illegible] + she
asked [illegible] me directions to a
place + I gave the directions to her
and she wrote them down She
[illegible] [illegible] + told her I'm
not going with you She finally
departed [illegible] [illegible]
6:48 AM I depart very cold [illegible]
factor cold I walk to Laundra Mat
7:07 AM inside [illegible] Tai Tung Village
[illegible] commercial washer [illegible] a-
vailable to me [illegible] detergent [illegible]
CLOROX [illegible] [illegible] (fourth)
7:19 AM I use [illegible] commercial washer
[illegible] [illegible] one worker of laundra mat
[illegible] here who just before [illegible] use of mach-
ine washed + [illegible] [illegible] apparently
[illegible] [illegible] commercial washer
are [illegible] [illegible]
The Boston Globe 7:32 AM
[illegible] IRAQ [illegible] His Excellency
[illegible] Hussein [illegible] [illegible] + BERZAN IBR-
AHIM HASAN [illegible]
My cervical collar [illegible] to wash
I've no place to dry it AND I DON'T have
another to wear while the [illegible]
needs washing when washed
needs to be dried

John J CRAPO pro se, A.A. ABE
April eighteenth (18th) 2003
OBJECTIVES ADDRESSES
of NYC Consumer BOARD
of MA State Consumer Board
I already have SEC address
I already have Dow Jones address
Boston Globe quotes Trinity Church
Episcopal on Rev Samuel Lloyd third
[illegible] Eucharist [illegible]
[illegible] Episcopalian [illegible]
[illegible] seven (07) [illegible]
7 55 AM $1.25 (one and one half $)
nine $ one (01) dollars
Reports [illegible]
as a Retiree [illegible]
[illegible]
[illegible]
[illegible]
[illegible]
[illegible] John H. Rogers [illegible]
[illegible]
[illegible]
and retirees [illegible]
8 13 AM [illegible]
[illegible]
[illegible]
[illegible] Laundromat [illegible] BAR [illegible]
[illegible]
When I got here
Cambridgeport SAVINGS Bank [illegible]
bought by Citizens [illegible]
[illegible]

John J CRAPO pro se, A.A. ABE
April Eighteenth (18th) 2003
Windows [illegible] in Laundromat
Tai Tung Village 8 3 2 AM well known
Cape activist [illegible]
of Camp Edwards [illegible] Military Reservation
[illegible] Bourne died at age 59 [illegible]
Falmouth MA
Someone here from [illegible] INN who
uses inside the Commercial Washing Mach
ine
3 00 City Bank 231 A Harrison
Ave Boston MA 02111 [illegible]
[illegible] 9 07 AM seven (07) [illegible]
[illegible]
9 30 AM I use [illegible]
[illegible]
[illegible] Washington [illegible]
outside [illegible]
[illegible]
[illegible]
[illegible] 58
9 58 AM South Station [illegible]
[illegible] 10 13 AM [illegible] 2 [illegible] South
Station [illegible]
[illegible]
(travelers aid) [illegible]
[illegible]
[illegible] 10 20 AM [illegible]
[illegible] 10 20 AM I [illegible]
[illegible] younger [illegible]
was [illegible]
[illegible]

John J. GRAPO pro se AA ABK
April 18th 2003 (Friday)
Told me so [illegible] power
got up at Downtown Crossing I simply
Walked out 2 [illegible]
10:37 ADDendum earlier someone (1) to
Day offered to help me. I [illegible]
taken care of getting on to the elevator I
was buttoning my pocket [illegible]
putting things away in right place
10:45 AM Commonwealth [illegible]
[illegible] Bank [illegible] will be closed
[illegible] monday Holiday. I withdrawn $100
(one hundred)
MA [illegible] is my (step) Brother
Birthday I do not have his address
AND on the occasion he [illegible]
[illegible] Tim Agassiz [illegible]
808 I Withdrew $100 - 10:52 Am
100
708.05 MR Crewe Anshawn Crewe
AH 91483565A HB $20
HB BL 07596535A (12) $20
A C 03603180 D (3) $20
MA 41127284A A1 $10
BE 02481260 B E5 $10
CC 36477868A C3 $10
BC 01296133B G7 $05
[illegible] 11:03 AM
[illegible] Park St
11:20 AM (A) 25 [illegible]
[illegible]
[illegible] MBTA [illegible] 25 ¢ fare

John J. GRAPO pro se AA
ABK [illegible] 18th DOB
as [illegible] (1972) [illegible]
John J. GRAPO pro se
When I got on platform at Cambridge
at [illegible] train [illegible]
Want [illegible] 11:33 AM
#01649 #01649 (11:35 AM) Park St
under [illegible] lots [illegible]
[illegible] escalator
up [illegible] elevator
two (02) elevator [illegible] 11:50 AM
Porter Square Post office 12:03 PM
my PO Box [illegible] 7002 1060 0005
665 7039 (7022) (7015) (1556) (1518)
(1501) (1495) (1518)
12:48 PM [illegible]
[illegible] PM Cambridge [illegible] 75¢ CVS
Porter Square [illegible]
[illegible] 1:40 PM [illegible] Dunkin Donut Porter
Square
1:11 PM [illegible] 25¢ MBTA Down two
(2) elevators to [illegible]
Cambridge [illegible] News [illegible]
[illegible] found dead [illegible] in Charles
River [illegible] (1:31 PM) [illegible] on
[illegible] [illegible] see [illegible]
has received [illegible] letters FROM me!
Memoriam [illegible]
Gallucci Family [illegible] (cont p. 1-9)
[illegible]
1:37 PM [illegible]
Boston Public Library (BPL)

John J. CRAPO Pro Se
April 18th 2003 Friday
Leased Guide
State Yellow Book Winter 2003
Consumer affairs & Business Regulation
OFC
Ten Park PLZ Ste 5170
Boston MA 02116
Director Jennifer Davis CAREY
Consumer Hotline Manager
Ms Suzanne GRAY
Municipal Yellow CRAY
Book winter 2002
City of New York City
42 Broadway
New York City NY 10004
Commissioner
Hon Jane S. HOFFMAN
Hon Dpty Commissioner
Hon Jodelle S. HALL
Intergovernmental affairs
Director
Ms Ramesh Ganeshram
GANESHRAM
Carroll's State Directory 2000
Ann Edition
(Admin) Consumer Protection BD
5 Empire PLZ
albany NY 12223
Webster's New [illegible] Dictionary
Merriam Webster Editor
Philip Babcock Gove Ed

John J. CRAPO Pro Se AA.ABE
April 18th 2003 Friday
PhD
Ramesside, Ramesses - Name twelve
Kings of ancient egypt or are relating to the said kings relating to Kings of ancient Egypt named Rams RAMSES
Peter Pan Peter Pan - by Sir James M. Barrie d 1937 - a person who remains in mature years the innocent ... charm
Peter Pan - Dwight MacDonald - You're married to a Peter Pan who will refuse to escape from the comfortable irresponsible stage of childhood
(MS) DOROTHY DIX - a small flat closefitting collar usually ... rounded ... used in women's and children's clothing
Massachusetts political almanac 2002
Office of Consumer Affairs & Business Regulation
Ms Carey Dire Born at Brooklyn NY
Standard & Poors Records 2003
Greyhound Lines Inc
PO Box 660606 Dallas TX 75266 President & Chief Executive Officer Mr Craig R Lentzsch

Chf operating OFCR &
Execution VP. MrJack W. HAUGSLAND
2003 Edt. manufacturers Director
2003 Edition Big Business
Directory
Holiday INN WORLDWIDE
3 Ravinia Dr #2900
atlanta GA 30346-2143
CHRMN President Mr Bryan
Langton, Chf Executive Ofc Mr
Thomas OLIVER
Governor's Ofc
24 Beacon Street # ~~194~~ 184
Boston MA 02133-1099

Dow JONES & Company INC
200 Liberty St
NYC NY 10281-1099
Mr Peter G. Skinner Corp Secy,
cc
Dow Jones & Company, inc
4300 US ~~Hyw~~ Highway # one
Monmouth JCT NJ
08852-1963
2:43 PM Someone told not to bring
coffee in here

Greyhound Lines INC
15110 Dallas Pkwy
Dallas TX 75248-4635
Pres CEO Mr Craig R Lentzsch

John J. CRAPO ~~[illegible]~~ Re, AA ABs
April Eighteenth 18th, 2003
VTSJ. COO MrJack W Haugsland
Greyhound Pkg Express
2910 N BOULevard
Richmond VA 23230-4317
Peter Pan Buslines INC
1776 Main Street
Springfield MA 01103-1027
Mr Peter Picknelly Junr, owner
3:10 PM Staples Eldon File Box
large on ~~$44~~ 14.16
CVS Centy PLZ
-4:26 cookies Nemos Cinn
+ two polyester envelope
3:40 PM I ate cook & the pastry
Nemos Cinnamon Bun & had my IBUPRO
FEN
4:30 PM at Storage entrance on sidewalk
~~429~~ 429 I was a PIN # that fails to
WORK It closes at 5:45 PM today
- I'm anxious I need urinate & someone
arrived & is using it before me. Why do
I have these troubles???
5. 4:38 PM Coughing sound
4:52 PM NOW downstairs
4:58 PM I used men's room Before
did ~~[illegible]~~ Mgr gave me new # to
operate elevator 429# 3755*
~~[illegible]~~ self storage
I had trouble with pin # Employee
let me go up on elevator & assured me
[illegible]

John J. CRAPO, Pro Se, AA ABE
April Eighteen (18th) 2003 Friday
will be [illegible]
Sincerely
John J. CRAPO AA ABE
pro se

5:13 PM Mr Gardner at door of Pine Street Inn Surveillance tough. Mr. Mike Ramos I Met [illegible] my Name not posted on list of those having mail delivered to them

I explained to Mr Ramos not to be offended when I decline to shake hands. I don't know what a handshake deal is and my skin is very dry 5:18 PM

When I entered I Noticed Mr Mike Robbins at front desk [illegible] near Father Kelly [illegible] Vestibule

[illegible] #C77 My Meal ticket

5:25 PM I go for the meal so I may [illegible] to rest on 5:42 PM after searching for my poncho now I put it down

[illegible] I'm my poncho [illegible] I get [illegible] psychiatric medicine I'm annoyed with [illegible] numbers

5:45 PM Campus [illegible]

6:00 PM I finished [illegible] Chronicle [illegible] I was to [illegible] there was [illegible] no [illegible] was unfavorable [illegible]

John J. CRAPO, Pro Se, AA ABE
April Eighteen (18th) 2003

[illegible] although the matter will may go to a city referendum it's unlikely the State Legislature will approve it [illegible] of City Councilor Ms Davis on Personal [illegible] [illegible] Personal [illegible] and in public understanding [illegible]

In Meantime a Person (from Haiti) has been a problem [illegible] on my portable cart I warned him [illegible] that I don't want him breaking my cart. He wasn't nice to me [illegible] to sleep next to me

6:15 PM [illegible] flat on floor to 2:20 AM I slept [illegible] April 19th 2003 Saturday [illegible] it was [illegible] during night [illegible] I'll wait until Saturday [illegible] shower 2:25 AM I try to sleep to 4:30 AM I slept some my sleep was [illegible] [illegible] I'm unhappy here [illegible] Being treated [illegible] My Morale suffers

4:55 AM [illegible] on the left [illegible] space [illegible]

[illegible] wash my hands take cup of water [illegible] OOLONG TEA I drank [illegible] which was assembled in the [illegible] room

None of This TROUBLE IS MY fault

When I was in [illegible] room I noticed [illegible]

JOHN J CRAPO PRO SE AA ABK
April 19th (Nineteenth) [illegible] 2003 Saturday
surprise [illegible] I was [illegible] in the
[illegible] Briefly I write
I think of the impact all these
TROUBLES will have on my day, the com-
ming days, weeks, months and years
to small man's room
5:15 AM after a very long sear-
ch I found my tooth brush and tooth
paste - it was a long and frustrat-
ing search and hunt
I Brush + Floss my teeth
laborious task I splash water on
my face I've [illegible] no towel
5:30 AM [illegible] proceed to
exit this place But I [illegible] in my
defecation [illegible] closets in the
small & large men's room - there are two (2)
such large closets - were being used. So I
used a small closet in large men's room
at Southerly end of men's room door
won't shut but my portable cart with
my coat hanging - coat hanger from
handles affords some but not enough
privacy [illegible] when [illegible]
used urinals opposite [illegible]
[illegible] small com-
[illegible]
be inconvenient for rescue personnel
who might wish to reach me in
an emergency
I proceed to leave this place I [illegible]

John J CRAPO Pro Se AA ABK
April Nineteenth (19th) 2003 - Saturday
5:59 AM - I'll go ~~for my [illegible]~~ to purchase
newspapers. My step brother's birth
day is today. ~~Don't have his address~~
Can't find his address!
$4.02 ~~AM~~ (6:17 AM) [illegible] Mobil Station
my two newspapers - two Susy's coffee
I'm outside on sidewalk - which is
dirty & cluttered
MA 37K-208 plate parks here
MA [illegible] 6101 SH 6:30 am
IRAQUIS [illegible] demonstrate against USA
Harvard Univ [illegible] student arraigned in
Court my stalker follows suspect to scene
of accident [illegible] IRAQ leaders are
[illegible] Australian [illegible] IRAQ
IRAQ aircraft hidden at a [illegible] IRAQ [illegible]
#208 idles long time 6:35 AM intimidat-
ion but [illegible] leaves
Boston 53°/39° partly cloudy milder
Sunday 57°/39° partly cloudy [illegible]
Monday [illegible]/47 mostly cloudy mild
B Herald - [illegible] McGUIRE GIBSON
[illegible] IRAQ MUSEUM [illegible]
[illegible]
[illegible]
[illegible]
GIBSON [illegible] (? [illegible] ???)
[illegible]
[illegible] Carl
[illegible]
[illegible]

John J. CRAPO pro se AA, ARF
April Nineteenth 19th 2003
remember her — she said I'm Nancy
the girl with blond hair — 6:50AM she
walks away with book/back pack she
carries
Mr Dirty MURDOCK & Scripps Howard
News Service [illegible] Atlas
Economic [illegible] Foundation
Fairfax VA (B [illegible]) [illegible]
need of USA [illegible] developing res-
pect for property rights in IRAQ to
provide incentive for IRAQUIES to
acquire property & value it IN [illegible]
so the property is beyond the reach
of corrupt politicians
IT'S MS KATIE COURIC & she
[illegible] for a day to trade Television shows
with Mr JAY Leno
1:20 AM Boston Globe
While I stood here in bitter cold someone
asked me for a light I said I no tobacco
[illegible] [illegible] [illegible]
[illegible]
B Globe IRAQ [illegible] [illegible] [illegible]
[illegible] STATE UNIVERSITY
President [illegible] [illegible]
Bitter [illegible] between various groups
[illegible] & [illegible] in KURDISH areas
over property rights (I'm cold)
Large cache of weapons found
in Afghanistan by the [illegible]
contingent of Coalition forces

John J. Crapo pro se
April 13th 2003 Sat I'm cold
[illegible] 7:37AM Patriots Day
Holiday [illegible] Boston Delivery with [illegible]
[illegible] 7:40AM [illegible] [illegible]
[illegible] NOBODY BEHIND COUNTER AT
ANYTIME THIS MEANS YOU
personnel
Mr Robert Rosenthal 7:55AM
Store & Berkeley St & Washington
St [illegible] 02116 [illegible] at corner
E TRADE FINANCIAL ATM
TRITON SID'S SMOKE SHOP Lottery
Magazine 1120 Washington St [illegible]
[illegible] at [illegible] "Silver Line"
8:30AM South St [illegible]
Fried eggs [illegible] toast with
[illegible] [illegible] [illegible]
[illegible] 4.95 24 hrs [illegible]
[illegible] 76 [illegible] St [illegible]
95¢ for Coffee Boston 02111
8:40AM B Globe Southbridge AL
a glance NStar [illegible] [illegible]
[illegible] [illegible] [illegible] Edward Harrington
[illegible] [illegible] [illegible]
[illegible] [illegible] [illegible] [illegible]
medical coverage [illegible] [illegible]
[illegible] NStar [illegible] [illegible]
[illegible] [illegible] [illegible]
[illegible] a plan [illegible] [illegible]
[illegible] [illegible] 30th [illegible]
[illegible] [illegible] [illegible]
[illegible] [illegible] [illegible]

John J. Graro, pro se AA AADBK
April Nineteenth (19th) 2003
Ann Gaspard D'Andelot Belin [illegible]
Cambridge US counselor age 84 [illegible]
at large [illegible] CNS
to the USA [illegible] Dealing hears
Cry Yale Univ. law school class 1946
at Choate, Hall & Stewart [illegible] LW
[illegible] late [illegible] SPS
9:07 AM 1 Mass Ave [illegible]
CKT 100890 (9:13 AM) -350 (Special)
+ 100 (gratuity)
[illegible] 1 d [illegible] Large but all
[illegible] a growth [illegible] Bottle
rather than using all we can't [illegible]
9:22 AM [illegible]
South St [illegible] Diner
9:54 AM Professional Staffing [illegible]
a number of [illegible] on sidewalk
Devonshire & Water Street Boston
[illegible] (Stanley Court St) / 10:10 AM /
10:34 AM / main Kirstein Branch Boston
Public Library
[illegible] John [illegible] 93
[illegible] earthquake
victims 10:54 AM [illegible]
[illegible] photo [illegible]
[illegible] Cambridge [illegible] Commission
57 Inman Street [illegible]
Cambridge MA 02139 [illegible]
William B King, [illegible]
[illegible] 2:27 PM
[illegible]

John J. Graro pro se AA ABE
April Nineteenth (19th) 2003 Saturday
2003 [illegible]
17:20
Cambridge Police Dept
02139 + 3384
Brigham Young University (BYU)
346 ASB
Provo Utah 84602
[illegible] Gordon B Hinckley, chairman
Zip for BYU [illegible]
84602 [illegible] Patterson [illegible]
also [illegible] 2002
12:50 PM [illegible] 509
B. [illegible]
with door shown intrusive [illegible]
door stop [illegible] and there is [illegible]
[illegible] very briefly [illegible]
told her [illegible] help is not needed - is
Not Wanted
CVS Washington St 399 5419 [illegible]
[illegible]
CVS Summer Street
[illegible]
[illegible] PM [illegible]
at Devonshire & Water St [illegible] upon
sidewalk
2:40 PM [illegible]
[illegible]
set up [illegible]
Box [illegible] 2:55 PM
go down elevator

John J. CRAPO pro se, AA, ABE
April Nineteenth (19th) 2003 Saturday
3 PM [illegible] [illegible] [illegible]
Strong Bldg. I finally [illegible] [illegible]
[illegible] 3.10 PM
3.20 P.M. Mr Julius Caesar [illegible]
Mr William Green [illegible]
Mrs Harold BAZILE Both at
HAROLD BAZILE [illegible]
Mr Bazile likes to be informally known
as Julius Caesar [illegible] [illegible] TV
I put on [illegible] [illegible]
INSIDE [illegible] Mr BURNS
B076 Bed ticket [illegible] [illegible]
April 18 2003 one cup [illegible]
3:45 PM Professor Norman F. Cantor
IN THE WAKE OF THE PLAGUE The
Black Death & the World it Made
[illegible] (05)
IN Eng by 1500 children sang & [illegible]
played Ring around the Rosies a game
IN 1940 children in Canada [illegible]
sang "Ring around the rosies a pocket
full of posies ashes ashes we all fall
down." The [illegible] [illegible] is the [illegible]
symptoms [illegible] [illegible] [illegible] [illegible]
[illegible] by the [illegible] bubonic plague [illegible]
[illegible] were [illegible] [illegible] of adult
[illegible] [illegible] to [illegible] [illegible]
fright and concern [illegible] [illegible] devastating
[illegible] so the folk [illegible] and [illegible]
[illegible]
IN 19th Century [illegible] [illegible]

JOHN J. CRAPO pro se, AA, ABE
April 19th (Nineteenth) 2003 Saturday
William Langland in Piers Plowman (translated
by Mr Siegfried Wenzel) "So nature
killed many through corruption. Death
came driving after her and dashed all
to dust, kings and knights, emperors and
popes. He left no man standing"
429 # 3755 * 4:03 PM
429 # 3755 *
whether learned or ignorant
persons of importance were not favored
by the illness
Black Death 1348-1349 was the
greatest [illegible] [illegible] in Euro
[illegible] [illegible] world history 3d
at least of West Europe's population
died (?) [illegible] [illegible] [illegible]
[illegible] [illegible] [illegible] twenty million
[illegible] [illegible] 1347 to 1350 The
so-called Spanish influenza [illegible]
of 1918 killed [illegible] 50 million
[illegible] [illegible] [illegible] [illegible]
[illegible] [illegible] [illegible] [illegible]
[illegible] [illegible] [illegible] small
compared to the impact of the Black
Death [illegible] 30 [illegible] [illegible] [illegible]
[illegible] England [illegible] [illegible]
[illegible] [illegible] 14th Century [illegible]
[illegible] [illegible] [illegible] [illegible]
[illegible] [illegible] [illegible] in detail
[illegible] [illegible] England [illegible] [illegible]
[illegible] [illegible] [illegible] [illegible]

John J. Crapo [illegible] AA, ABE
About [illegible] (1994) 2003

Unusually [illegible] warm weather together with adequate moisture produced bumper crops and the [illegible] food [illegible] [illegible] to [illegible] rate.

Famine in 2nd decade 14th cent Engl population began to recede from its medieval peak of [illegible] million in 1300. It was the Black Death that principally caused the demographic crash to [illegible] [illegible] [illegible]

Final outbreak of plague in 1665 was graphically [illegible] by the journalist Daniel Defoe (author Robinson Crusoe) in his Journal of the Plague Year 1722.

The level of [illegible] [illegible] population in 1300 (close to [illegible] million people) was not reached again until the mid 18th cent.

There were severe limitations of the 14th cent medical profession in diagnosing the ailment and [illegible]

P Nine (9) Medieval physicians still followed the theories of the 2nd cent doctor Galen which attributed disease to imbalance of the bodily conditions or humours of an individual

Enemas which in Medieval times were thought helpful are still a popular home remedy. 14th cent medicine introduced [illegible] surgery. [illegible]

John J. Crapo, [illegible] AA ABE
April 19th 2003 Saturday

and [illegible] [illegible] put in the face of a pandemic outbreak was not much better off than the physicians of 14th cent. England

P10 DNA analysis has begun on cell tissue taken from 1918 graves in Spitzbergen and Alaska

P11 Bubonic plague is a bacillus carried by parasite on rodents backs, principally but not exclusively in the middle ages, the species of black rat

P12 The port of Bristol was the major [illegible] al port of entry for the pestilence into England

P13 Bubonic plague can be carried by any rodent and [illegible] scientists believe it can be carried too by cats of which there were plenty in 14th cent.

Plagues are not necessarily the same kind

P15 Tainted meat eaten from cattle same as eaten from [illegible] meat [illegible] [illegible] [illegible] [illegible] to [illegible] [illegible] can [illegible] cause death [illegible] [illegible] [illegible] [illegible] [illegible] seventy (70) [illegible] to have died in 1950's [illegible] [illegible] [illegible]

In 1995 [illegible] [illegible] [illegible] [illegible] [illegible] There is no known [illegible] [illegible] known outbreak of anthrax [illegible] [illegible] [illegible] [illegible] in the 14th century

The response to Mr Hardhy's dismissal came in 1998 from an Edward I. Thompson of the University of Toronto who cited a report of 1989 of an archaeological excavation at Soutra, 17 miles SE of Edinburgh where a mass grave for Black Death victims was located outside a medieval hospital. The excavation yielded three century old spores from a cesspool into which human waste was discharged.

Mr Thompson also cited ten (10) medieval abbeys or priories where cattle herds were known to have disease.

P16 Anthrax spores buried in the ground remain active for 1/2 centuries or more are extremely toxic for humans.

Allies tested these [illegible] for use in germ warfare on an island off the Scottish shore. When fifty years after the war WW II (102) spores buried in the ground were discovered the [illegible] in habitants were evacuated in order of their most gracious and most excellent majesty Elizabeth the 2nd, Queen, regnant.

More [illegible] [illegible] down in [illegible] which was hit by plague in 15th century but there appeared to have been no rats in Iceland before the Seventeenth century. Mr [illegible] ~~Gunnar~~ Gunnar Karlsson's argument would seem then [illegible] Rats carrying plague sudden [illegible] [illegible]

John J. Grapo [illegible] AAA [illegible] about nine [illegible] (19[illegible]) 2003 Saturday off the boats from the Kingdom of Norway and England but my [illegible] [illegible] the cold weather in the Kingdom of Ireland the fleas then migrated to the nearest warm bodies, namely human.

P17 a theory of the pandemic's genesis was in China with earthquakes and climate [illegible] [illegible] [illegible], causing floods, hence the disease moving westward.

In medieval times it is known in the Crimea late 13th & early 14th century [illegible] towns were so [illegible] by plague — that when towns were be-sieged by an unfriendly army the enemy heaved corpses infected by plague over the wall at the enemy encampment — airborne germ warfare [illegible] 1 [illegible] [illegible] P. Eighteen (18) [illegible] 27 PM

6 5:35 PM My mat over to encampment [illegible] used [illegible] large [illegible] where bartering in process I got my meal tick at the BH now I proceed [illegible] my Bed [illegible]

6 05 PM [illegible] back here to look at TV + to go [illegible] Street INN on [illegible] [illegible] [illegible]

[illegible] [illegible] [illegible] to my legs (ankle foot area) and [illegible] [illegible] around my neck

My [illegible] medicine

My [illegible] [illegible]

6.13 PM I commence my bed rest

John J. CRAPO Pro Se A.A.
[illegible] 19 [illegible] 2003 - Saturday

Please
Be considerate
The Ramp is For Your fellow Guests
who cannot use the Stairs Because
they are in Wheelchairs or have oth-
er Difficulties walking.
We appreciate your thoughtfulness.

6:13 PM I [illegible] 7:18 PM [illegible]
[illegible] I get Blanket from Blanket car
7:[illegible] PM I go to sleep to 1:25 AM
[illegible] 20th (Twentieth) [illegible] 3 [illegible]
[illegible] My rest was interrupted when
[illegible] offered me [illegible] [illegible]
[illegible] [illegible] my being sleepy I didn't
want the [illegible] etc etc
I've pain in my shoulder
2 AM [illegible] Washing Not
enough soap - Someone was using it
when I arrived at large men's room
Seat in large men's room Shaky
I got Back to my seat place I
could hear & notice Elect. Cars very
outside window - Noisy [illegible]
[illegible] Rise [illegible] All [illegible]
Before leaving men's room I put
[illegible] [illegible] [illegible] Navy Blue
Blanket helping me
2:07 AM I [illegible] to sleep to 4:33 AM
I slept some 4:30 AM I could hear people
walking about
5:13 AM I used small men's Room

John J. CRAPO Pro Se A.A. Age
about Twentieth (20th) [illegible] 2003 (Sunday)
I Had a partial bowel movement & my urina-
tion I used large closet commode
then I washed and [illegible]
I set in room to end of building to-
ward Harrison Ave. Room has wet
on floor [illegible] [illegible] [illegible] [illegible]
When I got up I carried blanket I
was permitted to use to blanket cart
Although I call it a blanket it was
but about four (04) feet in length also
it was narrow
Many are about on floor sleeping
Three (03) perhaps more sit at table
partly laying on table top
Today my objectives
1. request hospital record
2. do my wash & [illegible]
3. go to pharmacy
4. Buy Sunday newspaper
5. other things if I've time and
money
5:20 AM [illegible] I put on my [illegible]
5:24 AM Mr. Gardner came in
side door (an exit)
6 AM after [illegible] [illegible] I had my
breakfast scrambled eggs coffee [illegible]
donut [illegible] 6:17 AM I [illegible] I go to
[illegible] Mobil
6:25 AM [illegible] Mobil [illegible] $.12
Sun Herald & coffee $1.77
outside a man [illegible] by [illegible]

John J. CRAPO pro se A.A. AB

April twentieth (20th) 2003 Easter Sunday
said to somebody else What's wrong with
that guy — is he sucking my Dick?
Sunday (Easter) Boston Herald plays
after mythical Kingdom HM Gracious Majesty
Arthur King, repeat and much of Sunday
Ms Starr has a struggle with the skip mom of
Mr Burns walked to & from J+T Mobil
station then to sidewalk of Berkeley Street
Front page Trinity Church rehearsal for to-
day Hashemite Kingdom of the Jordan secures ARY
crossing its borders from the former Hashemite King-
dom of IRAQ. Mr Hussein's finance minister is
under arrest
7424 TR (MA) plate 6:57AM - parks
at J+T Mobil
Boston MARATHON tomorrow
today 56°/41° mostly sunny skies
Mon 55°/44° partly cloudy skies
Tues 52°/45° chance of showers
Wed 56°/49° chance of showers
Thur 55°/43° chance of showers
7:20 AM costly [illegible]
I thought of [illegible] it's very
inconvenient for me to [illegible] there
7:48 AM [illegible] to LAUNDRO
MAT
7:53 AM $.01 (Laundromat
Bar) TIDE detergent (2 oz)
8:00 AM 0 [illegible] Commercial
Wharf on [illegible] south side [illegible]
8:35 AM [illegible] Commercial

John J. CRAPO pro se A.A. ABE
April twentieth (20th) Year 2003 Easter Sunday
dryer $1.25 (fifty minutes)
8:54 AM I search for the my letter
re procedures to obtain copies of my
medical records I'm frustrated I'd
hoped to move ahead on that today
9:03 AM I tried further to find the letter
which explains how to get the copies of my
records I'm so very disappointed, so
many, many things are WRONG 9:16 AM
I searched in my shopping bag in an bag
inside others, etc but no package to
bagged articles [illegible] couldn't find
the letter
My IBUPROFEN I can't find. I relieves
my pain, arthritic stiffness in some of my
joints [illegible] getting on
and off moving trolleys — the portable car
I have and my shopping bags are hard
to manage [illegible] moving
on trolleys I can lose my balance — and the
Pine Street Inn [illegible] fails
to respond to my request for a locker I
carry my change of clothes
[illegible]
[illegible] I need a change of clothes
[illegible] makes it too complicated for me to shower
Even in very [illegible] 12 mid-
night to 2 AM there are [illegible] who
want to use showers who are are lanky
able to [illegible] stalls to [illegible] floor

John J. CRAPO Pro Se AA [illegible]
April [illegible] (20th) [illegible] 2003
Where there are many Shavers and I
have but one (1) shaver I may use
9:27AM
9:30AM My things out of dryer now
9:33 AM
9:35 AM LUBRIDERM LUBRIDERM (by PFIZER
CONSUMER Hlth Care) Moisturizing lot
ion
10:20 AM CVS Pharmacy [illegible]
st - also Summer St & Washington St [illegible]
closed! I walk & walk etc
Mr PAUL B. RIDDELL
DOB 07-10-1945
Crossing [illegible] St (Scollay Sq St)
10:40 AM - [illegible] Pine Street [illegible]
[illegible] to him [illegible]
LCSW and [illegible] have [illegible]
Stop + Shop (Han) Charles St
[illegible] for (BUPROPION) 3.99 (BLT Salad)
3.40 (chicken) 3.00 (juice [illegible]) $10.26
11:[illegible] AM [illegible]
[illegible]
[illegible] BLT Sandwich [illegible]
[illegible] small [illegible] with [illegible]
[illegible] BUPROPION
BUPROPION 11:45 AM I need use Men
room
Kinko's [illegible] 12:03 PM
[illegible] (05) [illegible] copy
I shaver [illegible]
use Men's room [illegible]

JOHN J. CRAPO Pro Se AA [illegible]
April 20th [illegible] 2003 Easter
Sunday
[illegible] (1) [illegible]
[illegible] Kirsten Br
[illegible] Public Library
Text [illegible] 12:35 PM IDAHO Power
Shareholder [illegible] to 2:30 PM I've
[illegible] Shareholder [illegible]
[illegible] I used men's room
[illegible] 2:50 PM I go to
[illegible]
#093
3:32 PM 4-20-03
[illegible]
3:37 PM [illegible] $4.65
4:05 PM [illegible] KAM LUNG BAKERY
77 Harrison Ave Boston MA 02111
[illegible] chocolate chip cookies
Quality [illegible] about
4:43 PM [illegible] Pine Street INN
entrance Mr Harold BATTLE at entrance
and Security guard - I called to guard, all
[illegible]
[illegible]
I said [illegible]
[illegible]
[illegible]
[illegible]
[illegible] 4:43 PM / 4:48 PM [illegible]
[illegible] I [illegible] my BU-
PROPION [illegible]
[illegible] 5:27 PM [illegible] are

John J. CRAPO pro se A.A. ABE Easter
April twentieth (20th) 2003 [illegible]
being announced to participate [illegible]
crowd around the [illegible]
[illegible] [illegible] to learn they [illegible]
or lost [illegible] in morning [illegible]
in morning [illegible] another chance in late
afternoon [illegible] [illegible] remain
in box [illegible] didn't participate in
morning [illegible] complete ticket [illegible]
of [illegible] at 4PM to then participate in
drawing commencing at 5PM.
5:40PM My what I've gotten and I've
put it down. While getting it I heard the
end of a conversation [illegible] to large
[illegible] room [illegible] [illegible] my hands
[illegible] cup water to drink. Conversation
was lamb for supper [illegible] significance
we said lamb was served. We talked
Mr. Richard Potts [illegible]
of Samuel [illegible]
[illegible] [illegible] [illegible]
no sacrifice [illegible] instead a lamb which
then became a feast [illegible]
Mr. Richard Potts [illegible]
we talked of [illegible] [illegible] Saul
his replacement / succession by King David
+ [illegible] a strong central government
developed [illegible] practice ended
of executing the [illegible] leader.
Mr Potts departed for his shower
Now my medicine - psycho [illegible]
My [illegible] medicine [illegible] 6:08PM

John J. CRAPO pro se A.A. ABE Easter
Sunday April 20th 2003 6:20PM I [illegible] put
ointment on my hands + [illegible]
6:30PM I try to sleep
I pray for my executor [illegible] Mr
MR W.P. Segarra
+ 7:45PM I silent [illegible] + was
[illegible] to get my name + my last four
my SS#
I was given a blanket
[illegible] [illegible] my [illegible]
7:47PM I try to sleep to 4:30AM
April 21st 2003 Mon [illegible]
[illegible] wakes me up [illegible]
[illegible] next to my
rest spot. 5:05AM I've been to small
[illegible] room + urinated - I wanted a bowel
movement but I don't have one [illegible]
[illegible] afterwards [illegible]
[illegible] room crowded [illegible]
[illegible] + [illegible] place adjacent
to back yard as I walked [illegible]
[illegible] [illegible]
slop on floor [illegible] people
[illegible] [illegible] [illegible] table
[illegible] [illegible]
When I ended my sleep [illegible] to end
my sleep attempt at 4:30AM I noticed
people standing in front of bed
[illegible] window. Mr Philip Kennedy [illegible]
[illegible] walked by. I ponder should
I have breakfast [illegible] I told my [illegible]
[illegible] [illegible] [illegible] plastic [illegible]

John I. CRAPO, P. 20 Ae, AA, ABE
Albert twenty first (21st) Year 2003
Patriots Day 5:18 AM

IN The Wake of the Plague —
page Eighteen (18)

Research Doctors, St Joseph's Hospital and Medical Center Paterson NJ 1997. Plague is a zoonotic infection caused by Yersinia pestis. Animal reservoirs (carriers) include rodents, rabbits & occasionally larger animals. Cats have become ill and have spread the disease to man. Flea bites commonly spread disease to man. Other factors that increase risk of infection in endemic areas are occupation — veterinarians and assistants, pet ownership, direct animal reservoir contact especially during the hunting season, living in a household with (a diseased) case, and mild winters, cool moist springs and early summers. P19 Medieval medicine did not know [illegible]. If it is identified early enough the plague can be cured by science today.

I told my students at New York University that if they are taking a shower in the college gymnasium and the person in the next stall [illegible] [illegible] walnuts under the armpits and the groin (the famous plague buboes) they should dress and leave immediately. And if [illegible] [illegible] as well as the bubonic [illegible] student, don't

John I. Crapo, [illegible] AA, ABE
April 21st 2003 Monday

even bother to dress. Wrap a towel around your body and head to the nearest exit.

They didn't believe me. I was serious.

5:37 AM 5:40 AM [illegible] walked to Breakfast line. I noticed people waiting to hear if they have won a [illegible] for [illegible]. While I dropped my bookmark & someone picked it up. Mr Burns was [illegible] [illegible] in line after me. [illegible] [illegible] [illegible] [illegible] lines lead to [illegible].

Mr Burns talked of Boston Marathon said he tried to watch it [illegible] but tall people obscured his view [illegible].

6:11 AM shoved out of way when I tried to set my passage to chair blocked by a large [illegible] pancakes, sausage, jelly donut, milk, coffee.

6:20 AM [illegible] toilet paper and [illegible] bowel movement. I found all [illegible] busy & smaller men [illegible] [illegible] [illegible] [illegible] [illegible] [illegible] [illegible] [illegible] noticed [illegible] [illegible] paper — so I stop and must wait.

bulky person [illegible] [illegible] seat at end of table [illegible] it was

6:40 am [illegible] found a closet toilet & I [illegible] my [illegible] [illegible] [illegible] [illegible] [illegible] [illegible] it was [illegible] was toilet [illegible] [illegible] [illegible] [illegible] [illegible] [illegible] [illegible] [illegible] [illegible] [illegible] a [illegible] [illegible] [illegible] [illegible] [illegible] [illegible] IBUPROFEN

John J. CRAPO, Pro se. AA. ABE,
April 21st Year 2003 Monday
Patriots' Day State Holiday, the competition
was great for me this morning
MA 7083RF (6:48AM) Van at front
entrance Pine Street, INN
$3.04 J+J Mobil Drakes pies Med
coffee Boston Herald + Globe 6:50AM
a woman outside goes through rubbish
Addendum - my red fanny pack
was partly UNZIPPERED this morning
earlier.
MA Commercial H34-084, 7:00AM
parked near where I eat my refreshment &
glance at Boston Herald (awkwardly) at Mobil
Station
1 BUPROPION with my apple pies & coffee
B Herald Syria may be next objective
of USA - in ending it giving refuge to fleeing
IRAQI leaders. Easter Services at Boston
Archdiocese RC Churches. Apparently my
Saddam Hussein had narrow escapes from
bombings of allies. Son-in-law of President Saddam
Hussein returns from SYRIA & surrenders
AT MY BOX
My Medicare
My letter re my med records
Weather 55°/43° Partly sunny skies today
52°/48° [illegible] showers tomorrow
54°/42° [illegible] showers
Ms Starr in combat with step-[illegible]
of little Boy who [illegible]
5883 [illegible] can [illegible] arrival!

John J. CRAPO, Pro se. AA. ABE
April Twenty-first (21st) Year 2003 Day three!
7:29AM B Globe Philip Morris [illegible]
(Nodoso) it's headquarters to Richmond
VA A Home hawk is released at NYC
to discourage pidgeons from habitat there at
it. 7:40AM I hear roaring / whining / whizz-
ing but I don't see cause of it.
7:49AM Complaint of looting from the Nat'l
Museum of Bagdad. 7:52 AM Chaldean
(orthodox?) Christians are victims of persecution
afraid they'll be victims of persecution in
recent yrs in No. IRAQ. Moslem mobs have
attacked Assyrian Christians.
Salesman at Mobil greets me H34-084 as
he started his car.
Sad story of MUSEUM artifacts at IRAQ.
[illegible] IRAQI are lying or
withholding information with vast [illegible]
[illegible] IRAQ had with it,
UNthinkable it would have failed to
make [illegible]
[illegible] in [illegible]
1 M [illegible] for [illegible]
reading my B Herald & Globe 8:25AM
8:37AM at [illegible] Garage & use men's
room after [illegible] 9:43 AM my letter
to Dr. Massachusetts General Hospital for my record
10:10 AM my letter to [illegible] Savings Bank done
10:55AM Harrison Ave at OAK St
7:29 [illegible] 4:54 [illegible] Wall Street
Journal & [illegible] 8 Park PLZ
11:27AM State [illegible]

John J. CRAPO Pro Se. AA ABE
April twenty [illegible] (21) 2003 Monday
Wallstreet Journal page no (01) negative news re: FFG
12:05 P.M. I'm ready to exit lobby
12:07 P.M. I put my trash in waste basket I noticed someone from Pro Sit INN wide brimmed hat & I called to his attention I was there very briefly & he was impolite to me 12:12 P.M. I sit in circular park opposite Park PLZA Hotel
One (01) PM I'm very discouraged how that [illegible] lines three (03) to six (06) above treated me
$2.08 2.92 (Shop 1 Shoe) Charles PLAZA
1:20 PM 1:48 PM outside Federal BLDG (IN Hon. Hon Thomas P. O'Neill Jr. MC former US House of Rep Speaker) [illegible] on [illegible] cordial to me [illegible] [illegible] N STAT RR [illegible] [illegible] [illegible] [illegible] USA [illegible] Veterans Affairs Pharmacy
2:15 PM at USADVA Clinic (251 Causeway St.) Boston My pharmacy prescription for ointment between my toes expired and same for body lotion expires 06 April 2003 pharmacy fails to [illegible] me medicine So I'm waiting for screening physician to prescribe it for me
2:20 PM
2:38 PM physician Phil. DUSSAULT, RPh Mr Phil DUSSAULT R.PH [illegible] renewed prescription I'm [illegible]

John J. CRAPO Pro Se, AA ABE
April twenty first (21st) Year 2003 Monday at Pharmacy 2:43 PM & pharmacist said she'll fill prescription for me
2:48 PM I received my medicine AMLACTIN Ammonium Lactate 12% lotion
MBTA North STATION ORANGE LINE
#01289 3:07 PM
Mr Mike ("Le Captain") Robbins said he'd [illegible] [illegible] from [illegible] I was [illegible] 4 PM [illegible] & 3:43 PM I showed him my medications I got [illegible] today
4:20 PM I [illegible] admission here as 4 PM shaved [illegible] bottle of lotion [illegible] Goldrick
I used Men's Room [illegible] [illegible] large closet my bowel movement [illegible] I washed and dried afterwards I [illegible] lotion on my hands and [illegible] Before going to men's room I showed my bottle of lotion to Mr. Burns who said it's good [illegible] who said he was at Center Plaza today I rinsed out my used up bottle of soy milk chocolate flavor
4:27 PM I'm in Bed Lottery window Room searched for new pen The [illegible] was going dry but [illegible] more ink in it this is new pen 4:40 PM
TNT (4:55 PM) man has trauma following drowning of someone Police OFFICER finds car underwater
5:13 PM Many CROWD IN FRONT OF the Bed Lottery window closely packed together
NYPD BLUE

JOHN J. CRAPO, Pro Se, AA, ABE
April 21st (twenty-first) Year 2003
Monday [illegible] Patriot's DAY

Mr Daniel Clague talked with me re: Locker Will it help I said yes. Showed him my bag of clean laundry and my bottle of [illegible] & [illegible] John - We I told him of Colonel Lawrence of Arabia - connection between current events with IRAQ & Near East patient confidentiality etc also Pulitzer prize winning book on Col. T.E. Lawrence. Mr Clague says he'll work on locker.

1024 My meal ticket 5:50 PM

I used large men's room I URINATE then I washed & dried. I put mat over into enclosure. While I sat down on it I took off my Boots.

I've taken my psychotropic medicine.

While I did that someone asked me about a lock he "found". Who asked could he take it to a Locksmith & have a key made for it. I said why not write manufacturer for an opinion on the reporting circumstances, how lock came to your possession.

Mr Julius Caesar Walked by 6:20 PM

11:50 PM I slept some
I was woken as you went one blanket - I so was given a blanket

John J. CRAPO, pro se, AA, ABE
April 21st Year 2003 - Monday

objectives:
Financial institution
then letters to Fin Inst CT AND TO
The MGH
then Post OFC govt center & at 0240

My Wash & dryer

7:54 PM I've [illegible] slept to 1:37 AM
April 22ND Year 2003 Tuesday [illegible] some my shower shampoo was there was no soap - I used my own soap and shampoo my shampoo. I used PLG soap and shampoo.

(Thinking Mary Groak - I haven't received my [illegible] statement)

Mary Groak has failed to send me my [illegible] statement

I put lotion on my hands, neck area, private area, my legs & ankles. I need medicine between my toes

2:35 AM [illegible] asleep to 4:43 AM

Wake-up [illegible] I had some wet on my [illegible] - ??? perhaps water was spilt on my mattress.

I'm in Bag room a white powder(?) substance is on floor - over much of floor

I sat on bench [illegible] is dirty. I move to another spot.

It was cold [illegible] windows [illegible] wide open I'm sleepy [illegible]

I used large men's room to URinate

JOHN J. CRAPO, PRO SE. AA. ABE
April twenty-second (22ND) 2003 Tuesday
letter to Mony Grove - Wherers my
proxy statement - Proxy statement it
has failed to reach me
NOW to small men's room 4:59 AM
5:07 AM my oral hygiene over I sit on
chair IN large room INSIDE of FRONT
Lobby area - where there is a large Desk
There is where I sit a large Banner and
four Windows also ABOVE - two
others sit - Many walk Back AND FORTH
5:13 AM Dear Father in Heaven - I pray
for a good day. I need energy - enthusiasm
- hope etc. I pray for my executor Nomin-
ee Mr W. P. SEGARRA that he too will
have a GOOD DAY...
NOW I search for my IBUPROFON
ADDENDUM page 191 When I showered, it
was after my URINATION - Shower Floor
WAS DIRTY. The portable spray attach-
ment to shower was disconnected -
Shower Floor WAS Dirty. Paper mat was
Wet. No SOAP / detergent available - I put
my portable cart at edge of shower so it
was separated from me by shower CUR-
TAIN - which I drew when showering
I showered I searched for my OWN
cake of SOAP - also my shampoo - both
Proctor + Gamble products. When I noti-
ced no soap available I tried [illegible]
for soap my plan would be to put
some liquid soap IN MY CUP But

John J. CRAPO, Pro se. AA. ABE
April twenty second (22nd) 2003 Tuesday
regrettably no soap available IN soap
dispensers in sinks There was no Towel
NOW 5:34 AM I stand in Breakfast line
6:05 AM my Breakfast jelly donut,
coffee, oatmeal milk, sugar, dry cream
slice ham - person to my right very
noisy. I USE large men's room but
small commode closet large one (is) occupied
6:35 AM I plan to exit. I took my IBU-
PROFON. my lotion on my washed hands
Green [illegible] my a plate 7132 MJ
in entry [illegible]
- 4.25 (NJ Mobil) 6:50 AM IBUPROFON
B Globe + Herald + SUSY - 1 Black coffee
Not as cordial they were today as
Before - I'M HURT!
ADDENDUM - Breakfast man at break-
fast (with wide brim hat) walked out abrupt-
ly IN response to what Mr Bob - said
+ upon his departure, Mr Bob said he
is in a bad mood
It's wet - light misty rain I walk
on Neeland St at Harrison Ave. 7:33 Am
I've my poncho on I'll glance more
at Boston Herald
Boston 50°/46° chance of showers
Wed 52°/36° mostly Cloudy Breezy
Thurs 53°/38° Partly cloudy [illegible]
7:50 AM [illegible] I've [illegible] Boston
Herald - [illegible] entrants [illegible]
Boston Marathon MS STARR [illegible]

John J. CRAPO. Pro Se. AA.ABE
April 22nd 2003 Tuesday
Fight with someone AND Phantom
Shows up as Commander of Jungle [illegible]
#01244 (8:05AM) NEWFED Ctr [illegible] 25¢
to North Station. I'm discouraged
Blame AMTRAK's Lowers fares Between
NYC and Boston
8:18AM up & down elevator N Stat MB-
TA #01228 (car crowded) (8:20 AM)
Palestinian (PLO) Premier Designate appears
to be unable to designate a cabinet 8:24AM
HM, RE Queen Elizabeth had birthday #01216
8:26AM I got off at DOWNTOWN Crossing 8:
33AM (8:39AM) Metropolitan State Hospital to Be
[illegible] to provide for housing. I'd gather
costly housing + with hard admission stand
ards 9:10AM Commonwealth [illegible]
Bank I Withdraw $One (01) Hundred (100)
#708 05 -100 4608.05
00097430 my acct
MS Carissa BURNELL, teller 9:18AM
BF 00467866B F6 $Five (05)
CA 66915986 7A A1 $ Five (05)
CA 02583001A A1 $ Five
BB 94872009A B2 $ Five
BA 48417863 4 A1 $ Ten
CL 12116626 C C12 $ Twenty
AG 74038806B G7 $ fifty 9:21AM
9:30AM Kinko's INC [illegible] PLZ
Ms Scott M- [illegible] + [illegible]
with equipment
Twelve (12) self svce copies

John J. CRAPO. Pro Se. AA.ABE
April twenty second (22nd) 2003 Tues
day My communication to New Haven Sav
BNK - I've a lot jamming trouble - oh, oh, oh.
I intended to get another letter done but
I keep having recollections of person who in
terviewed me yesterday. W. [illegible] INFORM
ING IN advance. One mistake occurs after
another it's terrible. I put paper wrong in to
copies up when I want it down. I'm hav
ing so much trouble!!!
$ sixteen and 90 cents
-4.42 USPO JFK Stat 10:15AM
Money order USPO $16.90
10:25 AM arrival depart said PO
[illegible] county USPO
I Need to write 10:24 AM
Black CM RRR
7002 3150 0000 8899 5665 (6723)
[illegible] (5658) (6716)
$ 7002 3500000 8897 0815 (0822)
11:00 AM Souper Salad
tuna salad plus a bag of sesam
toasted with promise -3.59
Men's room floor slippery by mopp-
ing elevator down blocked toilet both
on to men's toilet NOT AM
At Kinko's INC [illegible] 11:13AM
twenty (20) self svce copies my letter to
[illegible] 11:45 AM now I leave Copy Ctr
11:53 AM JFK Post office
I'm having trouble with this. I left
my letters [illegible] [illegible] to Kinko.

John J. CRAPO Pro se AA ABE
April 22Nd 2003 Tuesday 1 Pounding
letter 0h0h03 - - $442
Black CM receipt #7002 3150
0000 8897 0839 also
#7002 3150 0000 8899 (7508) 7607
7614 (7621) 12:30 PM Winter St + [illegible]
25¢ MBTA [illegible] train coming [illegible]
Park St under platform #01845 (12:35 PM)
1:00 PM (1:05 PM) P.O. Park Sq.
No [illegible] letter from Ms Romagna
2:19 PM Staples JF Kennedy St + I need
to [illegible]
-9.69 [illegible] Jumbo Elastic File Box
-18.99 Avery [illegible] record Book
-7.78 [illegible]
25.86
-35.86 project cat
$38.28
clerk dropped my coin charge Behind register and there were other troubles

7.98 CVS pharmacy
3:09 PM Harvard Square
25¢ MBTA Harvard Square 3:15 PM persons
[illegible] ramp 1 Simon
#01847 (3:22 PM) - I wait for my desert for
my [illegible] #01709 (2:26 PM)
#01613 #01635 3:30 PM #01727 (3:33 PM)
#01734 (3:18 PM)
#01675 (3:43 PM) Harvard Square
[illegible] the gap.com I had [illegible]
3:50 PM (Appellant to Green line) walk through
to Downtown Crossing #01202 (4 P.M.)
to NEMBORN [illegible]

John J. CRAPO pro se. AA ABE

My progress with IN the Wake of the Plague
The Black Death & the world it made
April 19 2003 → P. eighteen (18)
April 21st 2003 → P. 19th

JOHN JENNINGS CRAPO, PRO SE

to

DOW JONES & Company, INC

EXHIBITS

SECTION FOUR (04)

Numbered thirteen (13) to ~~Sixteen (16)~~ Eighteen (18)

Six (06) pages

#thirteen (13) OF Eighteen (18)

MR John J. CRAPO Pro Se
AA ABE Non Practicing
LCSW. Non LLB. NON
MSW in S.S CURRENTLY
MR CRAPO IS HOME-
LESS AND RESIDES IN
A HOMELESS MEN'S
SHELTER APRIL Twenty-
Second (22d) 2003 TUES-
DAY (MY RECORD)
MY PO Box address
PO Box 400151 CAM-
BRIDGE MA 02140-
0002

National® Brand **ACCOUNT BOOKS** 10⅛ x 8⅛

Black Texhide with Maroon Corners and Spine		
Item No.	Numbered Pages	Ruling
Item No. 56-211	150	Record
Item No. 56-212		Journal
Item No. 56-231	300	Record

Heavyweight Red Vinyl Covers		
Item No. 57-211	150	Record
Item No. 57-231	300	Record

Olive Book Cloth with Maroon End Bands		
Item No. 57-511	150	Record
Item No. 57-531	300	Record

AVERY DENNISON — Office Products

Made in USA — Brea, CA

Product Guarantee

Avery is committed to providing you with quality products, and will gladly replace any product which does not provide complete satisfaction. We also welcome your comments and suggestions. Please send your correspondence with product code to:

Avery Division, Consumer Service Center
P.O. Box 129
Brea, CA 92822-0129

Fourteen (14) OF
Eighteen (18)



FIFTHTeen (15) OF
Eighteen

(18)


AVER
1154
STAPLES
$18.99
Archiv
Made in U S A
150 PAGE
RECORD

Sixteen (16) of Eighteen (18)



John J. CRAPO, Pro Se
More for DJ + Co Inc
can't Find
Transparent Envelope for these

Eighteen (18) of Eighteen (18).

Kinko's (617) 973-9000
2 Center Plaza
Boston, MA 02108

John J. CRAPO, Pro Se

QTY/LIST	DISC	PRICE	AMOUNT
1 Supplies/ Stat MISC			
12.95	0.00	12.95	12.95

SUB 12.95 TX 0.65 TOT 13.60
CASH 20.00
CHG 6.40

CW 161 TR 436077 RG 2 04/30/03 08:07
Visit us @ http://www.kinkos.com

JOHN JENNINGS CRAPO, Pro Se to
Dow Jones & Company, INC

Section Five (05)
Numbered
nineteen (19) to thirty-four (34)

~~Fifteen (15) pages.~~
Sixteen (16) pages

19
15
34

Nineteen (19) of thirty-four (34)

05254467223

This receipt is your guarantee for a refund of your money order if it is lost or stolen, provided you fill in the *Pay To* and *From* information on the money order in the space provided. No claim for improper payment permitted 2 years after payment. If your money order is lost or stolen, present this receipt and file a claim for a refund at your Post Office.

An inquiry Form 6401 may be filed at any time for a fee. A replacement will not be issued until 60 days after the money order purchase date, provided the money order has not been paid.

PLEASE DETACH AND KEEP THIS FOR YOUR RECORDS

SCOTT MAC DONALD
SALES ASSOCIATE
PLANET SELF STORAGE®
www.planetselfstorage.com
33 TRAVELER STREET
BOSTON, MA 02118
(617) 426-7229 FAX (617) 350-3106
Managed By Storage Investment Management, Inc.

Nineteen (19) of thirty-four (34)
Twenty of

UNITED STATES POSTAL SERVICE

CUSTOMER'S RECEIPT

KEEP THIS RECEIPT FOR YOUR RECORDS

PAY TO:	PLANET SELF STORAGE 33 TRAVELER STREET
ADDRESS:	Boston MA 02118
C.O.D. OR USED FOR:	monthly store charges May 2 2003 to June 2 2003

SEE BACK OF THIS RECEIPT FOR IMPORTANT CLAIM INFORMATION

NOT NEGOTIABLE

SERIAL NUMBER	YEAR, MONTH, DAY	POST OFFICE	AMOUNT	CLERK #
05254464723	2003-04-28	021401	$68.00	008

april 18 2003

SCOTT MAC DONALD
SALES ASSOCIATE

PLANET SELF STORAGE®
www.planetselfstorage.com
33 TRAVELER STREET
BOSTON, MA 02118
(617) 426-7229 FAX (617) 350-3106

Managed By Storage Investment Management, Inc.

Twenty-one (21) of thirty-four (34)

kinko's®

April 29, 2003 14:17 Page: 1
Receipt #: 025643
Stored Value Card #: 2720027
2003/04/29 14:16

John J. CRAPO
Pro Se

Qty	Description	Amount
	DEPOSIT: $1.00	

SubTotal:	0.00
Taxes:	0.00
Total:	0.00

Balance remaining on card: $1.28

2 Center Plaza 617-973-9000
Boston, MA 02108
www.kinkos.com

J&T Mobil
273 East Berkeley
Boston, MA 02118

John J. CRAPO
pro se

Host SuzyQ's	0.99
Med. Coffee	0.99T
Daily Globe	0.50
Daily Herald	0.50

Items: 4	Subtotal	2.98
	Sales Tax	0.05
TOTAL		$3.03
	Cash	5.00
CHANGE DUE		1.97

88597e10s172t2 04/30/03 05:48:11

THANK YOU FOR
CHOOSING MOBIL

Twenty-two (22) of thirty-four (34)

STAR MARKET PORTER SQUARE
DEBBI HEFFERNAN STORE MANAGER #617 492-556
6

John J. CRAPO.

Tuesday April 29, 2003 12:42PM
Lane 11 Transaction ID 6922

Welcome Rewards Card Customer
Acct no. 44440823728

PRODUCE
PEANUT CRUNCH F
0.41lb @ 2.99/lb 1.23

PRODUCE Subtotal 1.23

HOT FOODS
FRUITED GELATIN F 1.99

HOT FOODS Subtotal 1.99

SUBTOTAL 3.22

TOTAL 3.22
CASH 5.00
CHANGE DUE 1.78

****

USE YOUR SHAW'S REWARDS CARD
EVERY TIME YOU SHOP AND SEE
HOW MUCH YOU SAVE!
WWW.SHAWS.COM

****

"EXPERIENCE THE TASTE OF
SHAW'S SIGNATURE BRAND"
THANK YOU FOR SHOPPING AT SHAW'S
042903 12:42 40 11 06922

THANK YOU FOR CHOOSING
DUNKIN DONUTS!
AT PORTER SQUARE

John J. CRAPO

04/29/03 000002
#9456 11:10AM SERV.0020002

LG SODA	$1.29
	1/ $1.29
1 SCONE	$1.29
	1/ $0.70
1 DONUT	$0.70
MDSE ST	$3.28
	-10.00%
SEN DISC	-0.33
MDSE ST	$2.95
TAX1	$0.16
***TOTAL	$3.11
CASH	$10.00
CHANGE	$6.89


MANUFACTURER CPN
EXPIRES 07/22/03
SAVE $1.50
ON ANY
VISINE
TEARS™
RELIEVES DRY EYES
LIKE YOUR OWN NATURAL TEARS.
DRY EYE RELIEF
Visine
TEARS
•Soothes
•Moisturizes
•Protects
711905
STAR MARKET
Shaw's Supermarkets
Item may not be available at all stores.
GROCER: Warner-Lambert P. O. BOX 880142, EL PASO, TX 88588-0142
711905
99-7430021078
(8100) 0 71190

Twenty-three (23) of thirty-four (34)



RETURN POLICY

If for any reason you are unhappy with a product purchased from Staples, return it within the applicable time frame, accompanied by the original sales receipt, original box with the UPC code intact, and all packing materials (instructions, manuals, etc.) for a refund, exchange or store credit equal to your original purchase price.

14 Day Return Policy
- All computers, printers, all-in-one machines, faxes, copiers, notebooks/laptops, monitors, scanners, digital cameras, peripherals & handheld computers may be returned within 14 days.
- A 15% restocking charge is applied to all open non-defective, computers, notebooks/laptops, digital cameras, handheld computers, and special/custom order furniture. Shipping charges are non-refundable on special/custom order computers and furniture.

30 Day Return Policy
- All other products may be returned within 30 days.
- Opened software will only be exchanged for same title.

Cash or Check Purchases
- Refunds may require a corporate check if funds are not available in store. Checks will be processed within 10 business days, then mailed.
- Items purchased by check and returned within 10 days will be accepted for exchange or store credit only. After 10 days, product may be returned for a full refund.

Credit Card Purchases
- Purchases made by credit card may only be exchanged or a credit applied to the original account charged.

PLEASE SAVE THIS RECEIPT


STAPLES®

RETURN POLICY

If for any reason you are unhappy with a product purchased from Staples, return it within the applicable time frame, accompanied by the original sales receipt, original box with the UPC code intact, and all packing materials (instructions, manuals, etc.) for a refund, exchange or store credit equal to your original purchase price.

14 Day Return Policy
- All computers, printers, all-in-one machines, faxes, copiers, notebooks/laptops, monitors, scanners, digital cameras, peripherals & handheld computers may be returned within 14 days.
- A 15% restocking charge is applied to all open non-defective, computers, notebooks/laptops, digital cameras, handheld computers, and special/custom order furniture. Shipping charges are non-refundable on special/custom order computers and furniture.

30 Day Return Policy
- All other products may be returned within 30 days.
- Opened software will only be exchanged for same title.

Cash or Check Purchases
- Refunds may require a corporate check if funds are not available in store. Checks will be processed within 10 business days, then mailed.
- Items purchased by check and returned within 10 days will be accepted for exchange or store credit only. After 10 days, product may be returned for a full refund.

Credit Card Purchases
- Purchases made by credit card may only be exchanged or a credit applied to the original account charged.

PLEASE SAVE THIS RECEIPT


STAPLES®

RETURN POLICY

If for any reason you are unhappy with a product purchased from Staples, return it within the applicable time frame, accompanied by the original sales receipt, original box with the UPC code intact, and all packing materials (instructions, manuals, etc.) for a refund, exchange or store credit equal to your original purchase price.

14 Day Return Policy
- All computers, printers, all-in-one machines, faxes, copiers, notebooks/laptops, monitors, scanners, digital cameras, peripherals & handheld computers may be returned within 14 days.
- A 15% restocking charge is applied to all open non-defective, computers, notebooks/laptops, digital cameras, handheld computers, and special/custom order furniture. Shipping charges are non-refundable on special/custom order computers and furniture.

30 Day Return Policy

Twenty-four (24) of thirty-four (34)

STAPLES

STAPLES 365 SAVINGS

Low prices. Every item. Every day.
We 110% Price Match Guarantee It.

John J. CRAPO

25 Court Street
Boston, MA 02108
(617) 367-1747

SALE 028729 2 004 72731
0063 04/29/03 04:17

QTY	SKU	OUR PRICE
1	ELDON JR. FILE BOX	
	030402104938	9.69
1	UNI-VISION RLR FN	
	070530600155	6.08
SUBTOTAL		15.77
	Standard Tax 5.00%	0.79
TOTAL		$16.56
Cash		20.00
Cash Change		3.44

TOTAL ITEMS 2

Compare and Save
with Staples-brand products.

THANK YOU FOR SHOPPING AT STAPLES!

Twenty-five (25) of thirty-four (34)

kinko's®

April 29, 2003 15:47 Page: 1
Receipt #: 025653
Stored Value Card #: 2720027
2003/04/29 15:38 John J. Crapo

Qty	Description	Amount
10	ES B&W S/S White 8.5 x11	0.90
	SubTotal:	0.90
	Taxes:	0.04
	Total:	0.95

Balance remaining on card: $1.48

2 Center Plaza 617-973-9000
Boston, MA 02108
www.kinkos.com



THANK YOU FOR WAITING
B80



0 05354 00049 2
CATALOG REORDER NBR
00717
UNIVERSAL

CERVICAL COLLAR 3-3/4" WH ST
CERVICAL COLLAR 3-3/4" WH STK VELCRO CLS
WITH EXTRA STOCKINETTE A3
C 773914-02 4 KL08

WITH EXTRA STOCKINETTE

+H9460053504 SUGGESTED LCODE L0120

CAUTION: FEDERAL LAW RESTRICTS THIS DEVICE TO SALE BY OR ON THE ORDER OF A PHYSICIAN.

Twenty-six (26) of Thirty-four (34)

THE NEW YORK TIMES, TUESDAY, APRIL 29, 2003

BOOKS ON HEALTH

JOHN LANGONE

Disabled But Able



"A Matter of Dignity: Changing the Lives of the Disabled," by Andrew Potok. Bantam Books, $24.95.

Some 50 million Americans have serious disabilities, and while the lives of many have improved considerably, 70 percent of them are unemployed. A vast majority can work and want to, writes the author of this look into the world of the disabled, but the presumption that they will be a burden and the "disincentive of losing health insurance" often prevent them from doing so.

Mr. Potok, a writer and painter who is blind, makes an impassioned plea for empowering the disabled through new tools and laws, and for attitudinal changes that discard the notion that employing the disabled is "a charitable deed." Although society expects and rewards an individual's lifelong productivity, he writes, "The right to a job is not seen as one of society's obligations."

In making his case for a transformation, the author chronicles a number of individuals, disabled and "intact," who are "helping to create access, who elicit change via care," people with an "unflamboyant, unshakable conviction that what they are doing is an essential human obligation." He introduces his readers to civil rights activists, to innovators who provide computer accessibility for the blind with talking computer programs, specialists in orthotics and prosthetics who create artificial body parts and trainers of guide dogs for the blind.

Mr. Potok concludes that even though those in the "medical engineering business" sometimes feel that anything is possible, waiting for cures for blindness or spinal cord injuries instills false hope, "a very cruel expectation." Such an expectation, he writes, "loses sight of the pressing need for civil rights and ongoing care."

Twenty-seven (27) of Thirty-four (34)

When Life in Your Own Skin Is Agony

By JESSICA KOVLER

Adam B. Kaufman, 29, describes his skin as a "personal hell" that leaves him in unrelenting pain.

"Have you ever put on one of those facial masks and let it harden?" said Mr. Kaufman, an actor from New York. "That's how I feel. It hurts to move my face, and my eyes are close to swollen shut."

Mr. Kaufman suffers from persistent atopic dermatitis, the most severe form of eczema, for which there is no cure.

His doctors told him the condition, while incurable, could be alleviated with steroid creams. They worked for a time but had serious side effects, including swelling. And Mr. Kaufman gradually developed increasing immunity to the drugs.

His experiments with alternative techniques proved mildly effective for a short time; they included acupuncture, tanning beds for ultraviolet rays, baths filled with oatmeal and, once, washing with a "tar shampoo," a petroleum-based solution that promised a cure.

"There's only one way for people to know how we feel," he said. "If you've ever had poison ivy, you know uncomfortable and distracting the itching can be. Now imagine it all over your body all the time."

But now, Mr. Kaufman has found his most hopeful option yet, a new class of nonsteroidal eczema drugs recently approved by the Food and Drug Administration.

Two of the new drugs, Eladil and ProTopic, are available by prescription. Another, Dermolastin, a protease inhibitor used to treat chronic atopic dermatitis, is still in clinical trials. Mr. Kaufman has been taking Eladil for several weeks, and he says his condition has improved markedly, though not without flare-ups.

The National Institutes of Health estimate that 15 million people in the United States have some form of eczema. Nearly half of these cases are in children and will generally improve by late adolescence.

Atopic dermatitis causes red, itchy, scaly and inflamed skin. During flare-ups, open weeping or crusted sores develop from the scratching or from infections. Patients often describe their skin as looking like leather.

"But this is so much more than just a dermatological issue," said Dr. Adam Goldstein, an associate professor at the University of North Carolina School of Medicine. "Physicians need to realize how frequently serious asthma and allergies accompany the visual symptoms on the skin."

Patients frequently experience the atopic triad — a combination of symptoms that include allergic reactions to foods and airborne irritants, breathing difficulties and patches of red, flaky skin.

Aside from physical ailments, many patients suffer mentally. Mr. Kaufman, for example, suffered a major depression in 2001, he says, as a result of just not "feeling right in my own skin." Stress, anxiety, insomnia and depression, however, only worsen the symptoms of eczema, creating a vicious cycle of discomfort and misery.

"It's so important that health care professionals become sensitive, not only to the physical symptoms of the disease but also the psychological effects it can have on patients," said Dr. Lawrence Kutner, co-director of the Harvard Medical School Center for Mental Health.

He added that many children could suffer problems in school as a result of lack of sleep from itching and scratching all night and could suffer social problems as a result of being ostracized.

"It can be difficult to concentrate, because the constant itching seizes our attention," said Shelley Diamond, a doctoral candidate in psychology who has atopic dermatitis. "People know the disrupting effects of pain, but not of itch."

Studies show that pain is far more tolerable than itch, even with medications to control both.

While medications may treat the illness, nothing can cure it. Patients will always have an increased susceptibility to skin flare-ups and an increased sensitivity to other skin diseases.

Ms. Diamond takes 16 medications daily, most for her myriad symptoms: itch, inflammation, dryness, sneezing and wheezing.

Aside from symptoms and treatments, many patients now fear the effect of bioterrorism on their already sensitive skin. The National Eczema Association recently issued a warning urging anyone who has ever had eczema or atopic dermatitis not to receive the smallpox vaccine because of a heightened risk of life-threatening reactions.



Richard Lee for The New York Times

"It hurts to move my face, and my eyes are close to swollen shut," said Adam B. Kaufman, who says a new drug is helping his eczema.

THE NEW YORK TIMES, TUESDAY, APRIL 29, 2003

YT

DQ

Auditor: No accounting for mess left at Treasury by O'Brien

By ELISABETH J. BEARDSLEY

Former state Treasurer Shannon P. O'Brien overpaid $2 million worth of interest, left property storage rooms in shambles, and failed to conduct a single internal audit during her four-year tenure, according to a new transition review by state Auditor Joseph DeNucci.

Newly installed state Treasurer Timothy P. Cahill had requested the official audit, which is standard procedure when a constitutional office changes hands.

"If you look at the Treasury at the point Treasurer Cahill took it over, there are obviously still a lot of problems there," said DeNucci spokesman Glenn Briere. "The purpose of this report is to give him a road map to determine what needs to be done."

Blasting O'Brien for "inadequate" accounting controls, the audit zeroed in on the "nonexistent" internal audits — a policy announced with fanfare after the embezzlement scandal under former Treasurer Joseph Malone.

O'Brien denied the charge and insisted her office had done "a number" of internal audits — but was unable to provide documentation. "As in the past, there are some inaccuracies in this particular audit," O'Brien said. "I'm only disappointed that we didn't have an opportunity to review the audit and correct the inaccuracies."

Cahill backed up DeNucci's assessment, and said he fired the Treasury's internal auditor, Richard Mee, last Friday.

"We had our suspicions," Cahill said. "We just felt it was better to pull the trigger now rather than wait for the audit to come out."

The audit also hit O'Brien for paying a 5 percent interest rate on abandoned savings accounts, when the law allows the state to pay the lesser rates that were in effect when the accounts were abandoned — a glitch DeNucci estimates cost the state an extra $2 million. Asked about the excess interest payments, O'Brien said, "I don't know if I can answer that question."

Cahill said he's already changed the interest policy, and that the Treasury will pay lower rates in the future. The audit also includes photos that show boxes of abandoned property piled haphazardly around a storage room — side by side with a nearly identical photo from Malone's tenure.

"We had stuff everywhere," said Cahill, who moved the property to a secure facility in Chelsea. "It was actually not in a very controlled environment."

O'Brien aides disputed the accuracy of the photo and said they kept abandoned property in locked cabinets in an alarmed room in a different Treasury office. O'Brien, an unsuccessful Democratic candidate for governor, frequently clashed with DeNucci when she was in office.

BOSTON HERALD WEDNESDAY, APRIL 30, 2003

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John J. Crapo
Pro Se

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QTY/LIST	DISC	PRICE	AMOUNT
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SUB 12.95 TX 0.65 TOT 13.60
CASH 20.00
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CW 161 TR 436077 RG 2 04/30/03 08:07
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JOHN JENNINGS CRAPO. PRO SE
to
DOW JONES AND Company, INC

Exhibits Six (06)

Numbered
one (01) of one (01) page

one ~~page~~ (01) page

#one(01) of one(01) page

The spread of the Black Death across
Europe in the fourteenth century.

Graham Twigg, The Black Death, *1984*

· NORMAN F. CANTOR ·

In the wake of the plague



THE BLACK DEATH AND THE WORLD IT MADE

Perennial
An Imprint of HarperCollins*Publishers*

John Jennings Crapo, pro se to
Dow Jones + Co., INC

Section Eight (08)
Seven (07) pages
Numbered
~~#~~ one of seven pp
two of seven pp
ek

one (01) of Seven (07) pages ("pp")

BOSTON HERALD SATURDAY, APRIL 26, 2003

Treasurer finds O'Brien customer service woes

By ELISABETH J. BEARDSLEY

Treasurer Timothy P. Cahill has launched a volley at his predecessor, fellow Democrat Shannon P. O'Brien, accusing her of leaving 9,000 citizen e-mails unanswered amid a record of shoddy customer service.

All of the e-mails involved requests from people who were trying to track down abandoned property, which is held by the state Treasury.

Branding the backlog as "unacceptable," Treasury spokeswoman Karen Sharma said Cahill pulled staffers off other tasks and assigned them to full-time e-mail duty — responding to every inquiry within 10 days after taking office in January.

Cahill wants to publicly telegraph that the massive backlog — along with lengthy telephone hold times and nearly half a million dollars of unreturned municipal cash — wasn't his fault, she said.

"That was the previous administration," Sharma said. "(Cahill) just wants to make it clear this is something that we inherited. It's completely unacceptable to the treasurer."

Sharma added that under O'Brien people who called the Treasury after seeing the twice-yearly advertisements of abandoned property would be left on hold for up to 15 minutes. Cahill has reduced the wait to two minutes, she said.

O'Brien, the former Democratic gubernatorial nominee defeated by Gov. Mitt Romney, said she "can't speak to the details" of the unanswered e-mails or phone hold times, which she said were the responsibility of staffers who are still employed by Cahill.

But O'Brien defended her overall record of returning abandoned property, which she described as record-setting.

During her first two years in office, O'Brien returned 660,000 shares of unclaimed stock, surpassing the previous five years combined, in which 654,000 shares of stock were returned, she said.

For all abandoned property claims, O'Brien's office set a record in fiscal year 2001 by paying out 28,711 claims, which exceeded the previous high of 24,355 claims paid in fiscal year 1994.

"There's always room for improvement," she said. "But if you're not paying attention to customer service, you can't set records."

Cahill also highlighted nearly $500,000 in unclaimed cash belonging to cities and towns, some of which dates back "many years."

The city of Boston is owed $150,000 and Cambridge has dibs on $36,000, Sharma said. The Treasury is holding $8,000 for Somerville.

O'Brien, who routinely held feel-good press conferences around the state to give money back to cities and towns, said it was not her fault that some communities never submitted paperwork for unclaimed cash.

two (02) of seven (pp)

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. ____________

Date ____________

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. ____________

Date ____________

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. ____________

Date ____________

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. T 3066

Date 12-28-03

three (03) of seven pp

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. M2403

Date 3/2/03

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 4113

Date 03/16/03

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 4092

Date 04/24/03

~~930~~ 9

910

forms of seven (07) pp

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. M2403

Date 3/2/03

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 4113

Date 03/16/03

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 4092

Date 04/24/03

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 4066 466

Date 4-23-03 [illegible]

five (05) of seven (07) pp



PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 3046

Date 04/18/03

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 4066

Date 04-11-03

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 4018

Date 04-11-03

six (06) OF seven (07) pp

to whom it may concern
i call this to YOUR
attention i can't find
my pencil i can't
find my pencil sharpener
— — — Briefly i write
Sincerely Fellow INMate
here John J. CRAPO. Pro Se

PINE STREET INN
444 HARRISON AVENUE
BOSTON, MA 02118

Bed No. 4063

Date 5-1-03

i couldn't find stapler
i couldn't find
scissors

more "Public record"
Reno Nev.
my xtra

Seven (07) of seven (07) pp

Page two (02) of two (2) pages

* Features *

Style: COLN
Beach Miles To:
Amenities: TRAN, SHOP, POOL, PARK, LDMT
Road Type: PAVD
Construction: FRAM
Foundation: FSTN, OTHR
Roof Material: ASFH
Sewer and Water: CWTR
Exterior: VNYL, STUC
Electric Feature: CIRC
Insulation Feature: PART
Basement Feature: FULL, BULK
Terms Feature:
Interior Features: SECS

Waterfront:
Beach Description:
Garage Parking:
Beach Ownership:
Parking Feature: OFFS, TNDM
Heating: STEM, GAS
Exterior Features: PRCH, DECK, FENC
Cooling: NONE
Lot Description: PVDR
Hot Water: NGAS
Flooring: WOOD, TILE
Energy Features: INWD
Appliances: RNGE
Utility Connections: GRAN, GDRY, WASH

* Remarks *

WINTER HILL NR MEDFORD LINE.BEAUTIFULLY RENOVATED COL ON QUIET STREET WITH A RIVER VIEW.2 FULL MOD BATHS AND MOD KIT W/DINING AREA,DEN, 3 BED,DECK,DRIVEWAY,FENCED YD,NR MOST HIGHWAYS/TRANS/SHOPS. CO-OP FEE REFLECTS REFERRAL

* Other Property Info *

Year Built: 1910
YRB Source: PUBLIC RECORD
YRB Descrp: RENO
Map:
Lead Paint: NO
Disclosures: LEAD PAINT COMPLIANCE
Exclusions:

Book: 28798
Page: 236
Cert:
Block: Lot:
UFFI: UNK Warranty:

Assessed$: 153,000
Tax$: 935.07
Fiscal YR: 2002
Zoning: RESD
Disc Decl: NO

*** The information in this listing was gathered from third party sources *** including the seller and public records. MLS Property Information Network and its subscribers disclaim any and all representations or warranties as to the accuracy of this information.

cont. of To whom it may concern
I call above to your attention
also

John CRAPO, Non Realtor
real estate appraiser
[illegible]

John Jennings Crapo, pro se
to
Dow Jones & Company, Inc

Exhibits

Section Nine (09)
three (03) pp
Numbered
#1 of three
etc

one(01) of three(03) pages ("pp")

Rumors spark a massive bank run in New York's Chinatown

By Jennifer Friedlin
ASSOCIATED PRESS

NEW YORK — Cathy Wu had heard only that "something bad" had happened at her Chinatown bank. But in an immigrant community already on edge, the rumors were enough to spark a bank run reminiscent of the Great Depression.

In a panic, Wu and thousands of other account holders converged on Abacus Federal Savings Bank last week, and after waiting for hours, pulled as much as $30 million total from their accounts.

The run began with embezzlement charges against a former Abacus employee. In Chinatown, this kind of news tapped into a general sense of unease following the terrorist attack of Sept. 11, 2001, on the nearby World Trade Center, the US economic downturn, and the health scare in Asia, specialists said.

"The community is still reeling from the effects of 9/11, and then there's SARS and so many businesses have not been able to recover," said Cynthia Lee, a specialist on the politics of Chinatown and deputy director of programs at the Museum of Chinese in the Americas. "People said it looked like a scene from the Depression era — and that's what we're experiencing in Chinatown."

Chinatown has yet to recover the 8,000 jobs lost when streets were closed after the terrorist attack. The prolonged economic woes have increased financial strains on the many people who care for extended families in the United States and in China.

Recently, anxiety about the SARS virus spreading in China and being carried by international travelers has exacerbated the economic malaise, reducing the number of visitors to Chinatown's restaurants and shops.

Then, early last week, a Chinese-language newspaper and radio station reported that a former Abacus branch manager had been accused of taking at least $1 million. Carol John Mee Lim was fired and later charged with embezzlement.

As worried customers began lining up outside the bank Tuesday, bank managers and community activists, some with bullhorns, tried to explain that their money was safe.

The 1933 establishment of the Federal Deposit Insurance Corp., which insures as much $100,000 per account, nearly eliminated bank runs in the United States. In fact, they're so rare that officials at the FDIC and the American Bankers Association keep no statistics on the phenomenon.

Abacus is FDIC-insured and regulators said it was in sound financial shape, with $280 million in assets.

Still, many people waiting between police barricades to get into the bank said they were concerned about passports, papers, and other personal items they had stored in safety deposit boxes, even though no such property had been reported missing.

"I just wanted to look and check and make sure everything is OK," said Rita Lin, 24, who stood in line for five hours.

The news also spread to Philadelphia, where jittery patrons of another Abacus branch temporarily emptied the vault of cash during a bank run Wednesday.

Don Lee, an executive director at the Chinese Consolidated Benevolent Association, said many of the bank customers, particularly recent immigrants, were probably unaware of such safeguards as FDIC insurance. "To many of these people, government is one thing and an agency that insures is something else. They don't associate the government with protection."

two(02) OF three(03) pp

"Learning keeps one from being led astray."
— Chinese Proverb

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dow Jones & Company, Inc.
Incoming letter dated December 15, 2003

The proposal recommends that Dow Jones' proxy statement contain information described in the proposal regarding Dow Jones' charitable donations program.

There appears to be some basis for your view that Dow Jones may exclude the proposal under rule 14a-8(i)(12)(i). Accordingly, we will not recommend enforcement action to the Commission if Dow Jones omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i).

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor